Form 10-K, Exhibit 13
period 1998-12-31
GAYLORD ENTERTAINMENT CO /DE
filed 1999-03-31
CIK 1040829

                                                                    Exhibit 13.1


                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA

         The following selected historical financial data for the five years ended December 31, 1998 is derived from the Company's audited consolidated financial statements. The unaudited selected consolidated pro forma income statement data for the year ended December 31, 1997 is presented as if the Distribution and the CBS Merger had occurred on January 1, 1997. The unaudited selected consolidated pro forma information does not purport to represent what the Company's results of operations would have been had such transactions, in fact, occurred on such date or to project the Company's financial position or results of operations for any future period. The information in the following table should be read in conjunction with the Company's consolidated financial statements and related notes included herein.

                                                                      YEARS ENDED DECEMBER 31,
                                      -------------------------------------------------------------------------------------
                                                       UNAUDITED
                                        ACTUAL         PRO FORMA                              ACTUAL
                                      ---------        ----------     -----------------------------------------------------
                                         1998             1997(3)        1997(4)(5)    1996           1995          1994
                                      ---------        ---------      ---------      ---------      ---------     ---------
                                                            (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
     Hospitality and attractions      $ 294,504        $ 346,931      $ 346,931      $ 313,023      $ 276,638     $ 274,494
     Broadcasting and music             223,743          202,680        202,680        102,368        148,175       169,538
     Cable networks                       6,228           11,921        276,384        331,767        282,647       243,899
                                      ---------        ---------      ---------      ---------      ---------     ---------
          Total revenues                524,475          561,532        825,995        747,158        707,460       687,931
                                      ---------        ---------      ---------      ---------      ---------     ---------
Operating expenses:
     Operating costs                    315,077          363,369(6)(7)  511,162(6)(7)  443,236        442,208(6)    427,903
     Selling, general and
       administrative                   123,681          132,511        161,280        125,459        115,361       108,624
     Merger costs                            --           22,645(8)      22,645(8)          --             --            --
     Restructuring charge                    --           13,654(8)      13,654(8)          --             --            --
     Theme park closing charge               --           42,006(9)      42,006(9)          --             --            --
     Depreciation and amortization:
          Hospitality and attractions    28,590           31,998         31,998         28,861         21,782        19,041
          Broadcasting and music          8,037            6,945          6,945          4,421          3,954         3,854
          Cable networks                  1,817            1,763         10,924         12,406          9,522         7,758
          Corporate                       4,340            3,530          3,530          3,168          2,828         2,293
                                      ---------        ---------      ---------      ---------      ---------     ---------
          Total depreciation and
            amortization                 42,784           44,236         53,397         48,856         38,086        32,946
                                      ---------        ---------      ---------      ---------      ---------     ---------
          Total operating expenses      481,542          618,421        804,144        617,551        595,655       569,473
                                      ---------        ---------      ---------      ---------      ---------     ---------
Operating income:
     Hospitality and attractions         46,094           52,024         52,024         45,938         40,178        38,254
     Broadcasting and music              32,647           18,056(6)      18,056(6)      23,846         19,578(6)     37,837
     Cable networks                     (11,511)         (21,875)(7)     56,865(7)      84,884         74,459        63,343
     Corporate                          (24,297)         (26,789)       (26,789)       (25,061)       (22,410)      (20,976)
     Merger costs                            --          (22,645)(8)    (22,645)(8)         --             --            --
     Restructuring charge                    --          (13,654)(8)    (13,654)(8)         --             --            --
     Theme park closing charge               --          (42,006)(9)    (42,006)(9)         --             --            --
                                      ---------        ---------      ---------      ---------      ---------     ---------
          Total operating income         42,933          (56,889)        21,851        129,607        111,805       118,458
Interest expense                        (30,031)         (26,994)       (27,177)       (19,538)        (4,200)       (1,292)
Interest income                          25,606           23,726         24,022         22,904          7,011           950
Other gains and losses                   11,359(1)(2)    146,193(10)    143,532(10)     71,741(13)     (8,264)(14)  (15,579)(14)(15)
                                      ---------        ---------      ---------      ---------      ---------     ---------
     Income from continuing
       operations before provision
       for income taxes                  49,867           86,036        162,228        204,714        106,352       102,537
Provision for income taxes               18,673          (19,788)(11)    10,792(11)     73,549         40,945        39,477
                                      ---------        ---------      ---------      ---------      ---------     ---------

     Income from continuing
       operations                        31,194          105,824        151,436        131,165         65,407        63,060
Discontinued operations,
  net of taxes(1)                            --               --             --             --         42,998            --
Cumulative effect of accounting
  change, net of taxes                       --           (7,537)(12)    (7,537)(12)        --             --            --
                                      ---------        ---------      ---------      ---------      ---------     ---------
          Net income                  $  31,194        $  98,287      $ 143,899      $ 131,165      $ 108,405     $  63,060
                                      =========        =========      =========      =========      =========     =========
Income per share:
     Income from continuing
       operations                     $    0.95        $    3.27      $    4.68      $    4.07      $    2.04     $    1.98
                                      =========        =========      =========      =========      =========     =========
     Net income                       $    0.95        $    3.04      $    4.45      $    4.07      $    3.38     $    1.98
                                      =========        =========      =========      =========      =========     =========
Income per share - assuming
  dilution:
     Income from continuing
       operations                     $    0.94        $    3.24      $    4.64      $    4.02      $    2.01     $    1.96
                                      =========        =========      =========      =========      =========     =========
     Net income                       $    0.94        $    3.01      $    4.41      $    4.02      $    3.33     $    1.96
                                      =========        =========      =========      =========      =========     =========
Dividends per share                   $    0.65              N/A      $    1.05      $    1.08      $    0.89     $    0.71
                                      =========        =========      =========      =========      =========     =========




                                                                     AS OF DECEMBER 31,
                                            -----------------------------------------------------------------
                                               1998            1997         1996         1995         1994
                                            ----------      ----------   ----------   ----------   ----------
                                                                  (AMOUNTS IN THOUSANDS)
BALANCE SHEET DATA:
Total assets                                $1,011,992      $1,117,562   $1,182,248   $1,095,812   $1,015,806
Net assets of discontinued operations (1)           --              --           --           --      214,649
Total debt, including current portion          282,981(1)      388,397      363,409      340,044      361,894
Total stockholders' equity                     525,160         516,224      512,963      419,106      338,606


(1) In 1993, the Company formalized plans to sell its cable television systems segment (the "Systems") and began accounting for the Systems as discontinued operations. The Systems were sold in September 1995, which resulted in a gain of $42,998, net of income taxes of $30,824. Net proceeds were $198,800 in cash and a note receivable with a face amount of $165,688, which was recorded at $150,688, net of a $15,000 discount. During 1998, the Company collected the full amount of the note receivable and recorded a pretax gain of $15,000 related to the note receivable discount. The proceeds from the note receivable were used to reduce outstanding bank indebtedness.
(2)      Comprised of:
         (a) a pretax gain of $16,072 on the sale of the Company's investment in the Texas Rangers Baseball Club, Ltd.;
         (b) a pretax gain totaling $8,538 primarily related to the settlement of contingencies from the sales of television stations KHTV in Houston and KSTW in Seattle;
         (c) a pretax loss of $23,616 on the write-off of a note receivable from Z Music; and
         (d) a pretax loss of $9,200 related to the termination of an operating lease for a satellite transponder for CMT International.
(3) Reflects the unaudited pro forma results of operations as if the CBS Merger had occurred on January 1, 1997.
(4) Includes the results of operations of the Cable Networks Business for the first nine months of 1997. On October 1, 1997, the Cable Networks Business was acquired by CBS in the CBS Merger.
(5) In January 1997, the Company purchased the net assets of Word for approximately $120,000. The results of operations of Word have been included from the date of acquisition.
(6) Includes pretax charges of $11,740 and $13,302 for 1997 and 1995, respectively, for the write-down to net realizable value of certain television program rights.
(7) Includes a pretax charge of $5,000 related to plans to cease the European operations of CMT International effective March 31, 1998.
(8)      The merger costs and restructuring charge are related to the CBS
         Merger.
(9) Charge related to the closing of the Opryland theme park at the end of the 1997 operating season.
(10) Includes a pretax gain of $144,259 on the sale of television station KSTW in Seattle.
(11) Includes a deferred tax benefit of $55,000 related to the revaluation of certain reserves as a result of the Restructuring and CBS Merger.

(12) Reflects the cumulative effect of the change in accounting method for deferred preopening expenses to expense these costs as incurred, effective January 1, 1997, of $12,335, net of a related tax benefit of $4,798.
(13) Includes a pretax gain of $73,850 on the sale of television station KHTV in Houston.
(14) Includes pretax losses of $5,529 and $26,000 for 1995 and 1994, respectively, to reflect the loss upon the disposal of the Company's 14% limited partnership interest in the Fiesta Texas theme park.
(15) Includes a pretax gain of $10,689 on the sale of television station WVTV in Milwaukee.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         Certain events occurring during 1997 and 1998 affect the comparability of the Company's results of operations among the periods under review. The principal events are as follows:

REORGANIZATION AND CBS MERGER

         Prior to September 30, 1997, the Company was a wholly owned subsidiary of Old Gaylord. On October 1, 1997, Old Gaylord consummated a transaction with CBS and Sub, a wholly owned subsidiary of CBS, pursuant to which Sub was merged with and into Old Gaylord, with Old Gaylord continuing as the surviving corporation and a wholly owned subsidiary of CBS. Prior to the CBS Merger, Old Gaylord completed the Restructuring whereby certain assets and liabilities that were part of Old Gaylord's hospitality, attractions, music, television and radio businesses, including all of its long-term debt, as well as CMT International and the management of and option to acquire 95% of Z Music, were transferred to or retained by the Company. As a result of the Restructuring and the CBS Merger, substantially all of the assets of the Cable Networks Business and its liabilities, to the extent that they arose out of or related to the Cable Networks Business, were acquired by CBS. The operating results of the Cable Networks Business are included in the consolidated statements of income through September 30, 1997.

OPRYLAND THEME PARK CLOSING

         The Company closed the Opryland theme park at the end of the 1997 operating season. During 1998, the Company created a partnership with The Mills Corporation to develop Opry Mills, a $200 million entertainment / retail complex located on land previously used for the Opryland theme park. The Company holds a one-third interest in the partnership.

ACQUISITION OF WORD ENTERTAINMENT

         In January 1997, the net assets of Word were purchased by the Company for approximately $120 million in cash. The purchase price included approximately $40 million of working capital.

DIVESTITURE OF KSTW

         In June 1997, the Company sold television station KSTW in Seattle for $160 million in cash.

RESULTS OF OPERATIONS

         The following table contains selected income statement data for each of the three years ended December 31, 1998, 1997 and 1996 (in thousands). The unaudited pro forma data for the year ended December 31, 1997 is presented as if the CBS Merger had occurred on January 1, 1997. The table also shows the percentage relationships to total revenues and, in the case of segment operating income, its relationship to segment revenues.

YEARS ENDED DECEMBER 31,


                                                                 Unaudited                                  Actual
                                          Actual                 Pro Forma              -------------------------------------------
                                           1998          %         1997          %         1997           %       1996         %
-----------------------------------------------------------------------------------------------------------------------------------
Revenues:
     Hospitality and attractions         $ 294,504      56.1%    $ 346,931       61.8%   $ 346,931       42.0%  $ 313,023     41.9%
     Broadcasting and music                223,743      42.7       202,680       36.1      202,680       24.5     102,368     13.7
     Cable networks                          6,228       1.2        11,921        2.1      276,384       33.5     331,767     44.4
-----------------------------------------------------------------------------------------------------------------------------------
          Total revenues                   524,475     100.0       561,532      100.0      825,995      100.0     747,158    100.0
-----------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
     Operating costs                       315,077      60.1       363,369       64.7      511,162       61.9     443,236     59.3
     Selling, general and
          administrative                   123,681      23.6       132,511       23.6      161,280       19.5     125,459     16.8
     Merger costs                               --        --        22,645        4.0       22,645        2.7          --       --
     Restructuring charge                       --        --        13,654        2.4       13,654        1.7          --       --
     Theme park closing charge                  --        --        42,006        7.5       42,006        5.1          --       --
     Depreciation and amortization:
          Hospitality and attractions       28,590                  31,998                  31,998                 28,861
          Broadcasting and music             8,037                   6,945                   6,945                  4,421
          Cable networks                     1,817                   1,763                  10,924                 12,406
          Corporate                          4,340                   3,530                   3,530                  3,168
-----------------------------------------------------------------------------------------------------------------------------------
               Total depreciation and
                    amortization            42,784       8.1        44,236        7.9       53,397        6.5      48,856      6.6
-----------------------------------------------------------------------------------------------------------------------------------
          Total operating expenses         481,542      91.8       618,421      110.1      804,144       97.4     617,551     82.7
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss):
     Hospitality and attractions            46,094      15.7        52,024       15.0       52,024       15.0      45,938     14.7
     Broadcasting and music                 32,647      14.6        18,056        8.9       18,056        8.9      23,846     23.3
     Cable networks                        (11,511)       --       (21,875)        --       56,865       20.6      84,884     25.6
     Corporate                             (24,297)       --       (26,789)        --      (26,789)        --     (25,061)      --
     Merger costs                               --        --       (22,645)        --      (22,645)        --          --       --
     Restructuring charge                       --        --       (13,654)        --      (13,654)        --          --       --
     Theme park closing charge                  --        --       (42,006)        --      (42,006)        --          --       --
-----------------------------------------------------------------------------------------------------------------------------------
          Total operating income (loss)  $  42,933       8.2%    $ (56,889)     (10.1)%  $  21,851        2.6%  $ 129,607     17.3%
===================================================================================================================================


YEAR ENDED DECEMBER 31, 1998, COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUES

         TOTAL REVENUES - Total revenues decreased $301.5 million, or 36.5%, to $524.5 million in 1998 primarily due to the effect of the CBS Merger. On a pro forma basis, assuming the CBS Merger had occurred on January 1, 1997, total revenues would have decreased $37.1 million, or 6.6%, in 1998. The decrease on a pro forma basis is primarily attributable to the closing of the Opryland theme park at the end of the 1997 operating season and the sale of television station KSTW in June 1997. Excluding the total revenues of the Cable Networks Business, the Opryland theme park and KSTW from the 1997 results, total revenues increased $33.7 million, or 6.9%, in 1998. The increase was primarily attributable to increased revenues in the broadcasting and music segment, principally from Word.

         HOSPITALITY AND ATTRACTIONS - Revenues in the hospitality and attractions segment decreased $52.4 million, or 15.1%, to $294.5 million in 1998, primarily due to the closing of the Opryland theme park at the end of the 1997 operating season. Excluding the revenues of the Opryland theme park from 1997, revenues in the hospitality and attractions segment increased $6.1 million, or 2.1%, in 1998. The increase relates primarily to increased revenues from the Oklahoma City Redhawks baseball team of $5.9 million, consulting and other services fee revenues related to the Opry Mills partnership of $5.0 million, and revenues of $4.1 million from the Inn at Opryland, which was acquired in April 1998. This increase is partially offset by a decrease in Opryland Hotel revenues of $7.6 million, or 3.3%, to $223.8 million in 1998 principally because of fewer rooms sold to convention groups and a slowdown in the Nashville tourism market. The hotel's occupancy rate decreased to 79.1% in 1998 compared to 85.4% in 1997. The hotel sold 801,900 rooms in 1998 compared to 862,300 rooms sold in 1997, reflecting a 7.0% decrease from 1997. The hotel's average guest room rate increased to $141.28 in 1998 from $135.03 in 1997.

         BROADCASTING AND MUSIC - Revenues in the broadcasting and music segment increased $21.1 million, or 10.4%, to $223.7 million in 1998. The Company sold television station KSTW in June 1997. Excluding the revenues of KSTW from 1997, revenues in the broadcasting and music segment increased $33.3 million, or 17.5%, in 1998. The increase results primarily from increased revenues from Word of $19.9 million and revenues from Pandora subsequent to the date of its acquisition of $11.3 million.

         CABLE NETWORKS - Revenues in the cable networks segment decreased $270.2 million to $6.2 million in 1998 due to the effect of the CBS Merger. On a pro forma basis, assuming the CBS Merger had occurred on January 1, 1997, revenues in the cable networks segment would have decreased $5.7 million in 1998, primarily as the result of CMT International ceasing its European operations effective March 31, 1998.

OPERATING EXPENSES

         TOTAL OPERATING EXPENSES - Total operating expenses decreased $322.6 million, or 40.1%, to $481.5 million in 1998. On a pro forma basis, assuming the CBS Merger had occurred on January 1, 1997, total operating expenses would have decreased $136.9 million, or 22.1%, in 1998. The decrease is primarily attributable to the closing of the Opryland theme park at the end of the 1997 operating season and the sale of television station KSTW in June 1997. Excluding the total operating expenses of the Cable Networks Business, the Opryland theme park, and KSTW from the 1997 results, total operating expenses decreased $67.1 million, or 12.2%, in 1998, which is primarily attributable to nonrecurring charges in 1997, as discussed below. Operating costs, as a percentage of revenues, decreased to 60.1% during 1998 as compared to 64.7% during 1997 on a pro forma basis, assuming the CBS Merger had occurred on January 1, 1997. Selling, general and administrative expenses, as a percentage of revenues, remained unchanged at 23.6% during 1998 as compared to 1997 on a pro forma basis, assuming the CBS Merger had occurred on January 1, 1997.

         OPERATING COSTS - Operating costs decreased $196.1 million, or 38.4%, to $315.1 million in 1998. On a pro forma basis, assuming the CBS Merger had occurred on January 1, 1997, operating costs would have decreased $48.3 million, or 13.3%, in 1998. The decrease on a pro forma basis is primarily the result of the December 1997 closing of the Opryland theme park and the June 1997 sale of television station KSTW. In addition, during 1997 the Company recorded nonrecurring charges to operations of $11.7 million for the write-down to net realizable value of certain program rights at television station KTVT and $5.0 million related to plans to cease the European operations of CMT International. Excluding the write-down of television program rights, the CMT International European charge and the operating costs of the Cable Networks Business, the Opryland theme park and KSTW from the 1997 results, operating costs increased $13.8 million, or 4.6%, in 1998. The increase during 1998 is primarily attributable to increased operating costs of Word of $11.3 million related to increased sales and the operating costs of the newly-opened Wildhorse Saloon in Orlando, Florida of $3.5 million. The acquisition of Pandora in July 1998 increased operating costs by $8.4 million during 1998. Additionally, operating costs increased $3.2 million related to the Oklahoma City Redhawks baseball team and increased $2.7 million related to the Company's efforts to expand the Opryland Hotel concept into other cities. These increases were partially offset during 1998 by decreased operating expenses of $12.0 million related to the European operations of CMT International, which ceased operations effective March 31, 1998, as well as decreased operating costs at the Opryland Hotel of $2.5 million.

         SELLING, GENERAL AND ADMINISTRATIVE - Selling, general and administrative expenses decreased $37.6 million, or 23.3%, to $123.7 million in 1998. On a pro forma basis, assuming the CBS Merger had occurred on January 1, 1997, selling, general and administrative expenses would have decreased $8.8 million, or 6.7%, during 1998. The decrease is primarily the result of the closing of the Opryland theme park at the end of the 1997 operating season and the June 1997 sale of television station KSTW. Excluding the selling, general and administrative expenses of the Cable Networks Business, the Opryland theme park and KSTW from the 1997 results, selling, general and administrative expenses increased $8.8 million, or 7.7%, in 1998. The increase is primarily attributable to higher selling, general and administrative expenses of Word and Blanton Harrell Entertainment, an artist management company, of $7.7 million and increased valuation reserves of $2.9 million related to a long-term note receivable from Z Music, as discussed below. Additionally, selling, general and administrative expenses increased $2.3 million related to the newly-opened Wildhorse Saloon in Orlando, Florida. Corporate general and administrative expenses, consisting primarily of senior management salaries and benefits, legal, human resources, accounting, and other administrative costs, decreased $3.6 million in 1998.

         MERGER COSTS AND RESTRUCTURING CHARGE - In connection with the CBS Merger, the Company recognized nonrecurring merger costs and a restructuring charge in 1997 of $22.6 million and $13.7 million, respectively. Merger costs included professional and registration fees, debt refinancing costs, and incentive compensation associated with the CBS Merger. The restructuring charge included estimated costs for employee severance and termination benefits of $6.5 million, asset write-downs of $3.7 million, and other costs associated with the restructuring of $3.5 million. As of December 31, 1998, the Company has recorded charges of $11.4 million against the restructuring accrual of which $6.1 million represents actual cash expenditures, $4.6 million represents non-cash asset write-downs and other restructuring costs, and $0.7 million represents reversal of restructuring costs based upon favorable settlement of contingencies. The restructuring accrual has a remaining balance at December 31, 1998 of $2.3 million and is included in accounts payable and accrued liabilities in the consolidated balance sheet.

         THEME PARK CLOSING CHARGE - During 1997, the Company recorded a pretax charge of $42.0 million related to the closing of the Opryland theme park at the end of the 1997 operating season. Included in this charge were asset write-downs of $32.0 million related primarily to property, equipment and inventory, estimated costs for employee severance and termination benefits of $5.1 million, and other costs related to the closing of the park of $4.9 million.

         DEPRECIATION AND AMORTIZATION - Depreciation and amortization decreased $10.6 million, or 19.9%, to $42.8 million in 1998. On a pro forma basis, assuming the CBS Merger had occurred on January 1, 1997, depreciation and amortization would have decreased $1.5 million, or 3.3%, during 1998. The decrease is primarily related to the closing of the Opryland theme park at the end of the 1997 operating season and the June 1997 sale of television station KSTW. Excluding the depreciation and amortization of the Cable Networks Business, the Opryland theme park and KSTW from the 1997 results, depreciation and amortization increased $5.3 million, or 14.0%, in 1998. The increase is primarily attributable to the depreciation expense of new acquisitions and capital expenditures.

OPERATING INCOME

         Total operating income increased $21.1 million to $42.9 million during 1998. On a pro forma basis, assuming the CBS Merger had occurred on January 1, 1997, total operating income would have increased $99.8 million in 1998. Excluding merger costs, the restructuring charge, the Opryland theme park closing charge, the write-down of television program rights, the CMT International European charge and the operating results of the Cable Networks Business, the Opryland theme park and KSTW from the 1997 results, total operating income increased $5.8 million, or 15.5%, in 1998.

         Excluding the operating income of the Opryland theme park during 1997, hospitality and attractions segment operating income decreased $5.4 million in 1998 primarily related to lower operating income produced by the Opryland Hotel. Excluding the operating income of KSTW and the write-down of television program rights at KTVT during 1997, broadcasting and music segment operating income increased $3.3 million in 1998 primarily related to greater operating income generated by Word and the acquisition of Pandora. Excluding the operating income of the Cable Networks Business and the CMT International charge related to ceasing European operations in 1997, the operating loss of the cable networks segment decreased $5.4 million in 1998 primarily as a result of CMT International ceasing its European operations effective March 31, 1998.

INTEREST EXPENSE

         Interest expense increased $2.9 million to $30.0 million in 1998. The increase in 1998 was primarily attributable to higher average debt levels as compared to 1997. During the fourth quarter of 1998, the Company used proceeds of $238.4 million from a long-term note receivable to reduce outstanding indebtedness. See "Liquidity and Capital Resources" The Company utilized the net proceeds from the sale of KSTW in June 1997 to reduce outstanding indebtedness. The Company's weighted average interest rate on its borrowings was 6.6% in 1998 and 1997.

INTEREST INCOME

         Interest income increased $1.6 million to $25.6 million in 1998. Interest income primarily resulted from interest income earned on a long-term note receivable, which was paid in full during the fourth quarter of 1998. See "Liquidity and Capital Resources"

OTHER GAINS AND LOSSES

         Other gains and losses during 1998 were comprised of the following pretax amounts, in millions:

                                                                                                GAIN /
                                                                                               (LOSS)
                                                                                               -------
                  Write-off of Z Music note receivable                                         $ (23.6)
                  Gain on sale of Texas Rangers investment                                        16.1
                  Gain on long-term note receivable discount                                      15.0
                  Loss on termination of transponder operating lease                              (9.2)
                  Settlement of contingencies from television station sales                        8.5
                  Other gains, net                                                                 4.6
                                                                                               -------
                                                                                               $  11.4
                                                                                               =======

         The Company recorded a pretax loss of $23.6 million during 1998 related to the write-off of a note receivable from Z Music. The Company foreclosed on the note receivable and took a controlling interest in the assets of Z Music. Also during 1998, the Company sold its investment in the Texas Rangers Baseball Club, Ltd. for $16.1 million and recognized a gain of the same amount.

         During 1995, the Company sold its cable television systems (the "Systems"). Net proceeds consisted of $198.8 million in cash and a 10-year note receivable with a face amount of $165.7 million. The note receivable was recorded net of a $15.0 million discount to reflect the note at fair value. During 1998, the Company received $238.4 million representing prepayment of the entire balance of the note receivable and related accrued interest. The Company recorded a $15.0 million pretax gain during 1998 related to the note receivable discount recorded as part of the Systems sale transaction.

          During 1998, the Company terminated an operating lease for a satellite transponder related to the European operations of CMT International. The termination of the satellite transponder lease resulted in a pretax charge of $9.2 million during 1998. Additionally, the Company recorded a gain of $8.5 million during 1998 primarily related to the settlement of contingencies arising from the sale of television stations KHTV in Houston and KSTW in Seattle.

         In June 1997, the Company sold television station KSTW in Seattle for $160.0 million in cash. The sale resulted in a pretax gain of $144.3 million, which is included in other gains and losses in 1997.

INCOME TAXES

         The Company's provision for income taxes was $18.7 million in 1998 compared to $10.8 million in 1997. During 1997, the Company recorded a deferred tax benefit of $55.0 million related to the revaluation of certain reserves as a result of the Restructuring and CBS Merger. The Company's effective tax rate on its income before provision for income taxes was 37.4% for 1998 compared to 6.7% for 1997.

YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996

REVENUES

         TOTAL REVENUES - Total revenues increased $78.8 million, or 10.6%, to $826.0 million in 1997. The increase was primarily attributable to the acquisition of Word in January 1997. Excluding the revenues of Word subsequent to the date of the Word acquisition, total revenues decreased $33.4 million, or 4.5%, to $713.7 million in 1997, primarily as a result of the CBS Merger. Revenues of the Cable Networks Business were $264.5 million in 1997 prior to the CBS Merger and $320.6 million in 1996. Excluding the revenues of Word and the Cable Networks Business from 1997 and 1996, total revenues increased $22.7 million, or 5.3%, to $449.3 million in 1997. This increase was primarily attributable to increased revenues in the hospitality and attractions segment, principally the Opryland Hotel, offset in part by decreased revenues in the broadcasting and music segment resulting from the 1997 sale of television station KSTW.

         HOSPITALITY AND ATTRACTIONS - Revenues in the hospitality and attractions segment increased $33.9 million, or 10.8%, to $346.9 million in 1997. Opryland Hotel revenues increased $35.1 million, or 17.9%, to $231.4 million in 1997, principally due to the hotel expansion. The hotel's occupancy rate increased to 85.4% in 1997 compared to 84.7% in 1996. The hotel sold 862,300 rooms in 1997 compared to 780,300 rooms in 1996, reflecting a 10.5% increase. The hotel's average guest room rate increased to $135.03 in 1997 from $131.21 in 1996. Opryland theme park revenues decreased $1.5 million in 1997 due primarily to a 6.8% decrease in theme park attendance as compared with 1996.

         BROADCASTING AND MUSIC - Revenues increased $100.3 million, or 98.0%, to $202.7 million in 1997. The increase was primarily attributable to the acquisition of Word in January 1997. Excluding the revenues of Word subsequent to the date of the Word acquisition, total revenues decreased $12.0 million, or 11.7%, to $90.4 million. The decrease results primarily from the June 1997 sale of television station KSTW. Revenues of KSTW were $12.2 million and $25.7 million in 1997 and 1996, respectively.

         CABLE NETWORKS - Revenues decreased $55.4 million, or 16.7%, to $276.4 million in 1997. This decrease resulted from the CBS Merger on October 1, 1997. Excluding the revenues of the Cable Networks Business from 1997 and 1996, revenues increased $0.8 million, or 6.9%, to $11.9 million. CMT International revenues increased $1.8 million, or 17.8%, to $11.9 million in 1997.

OPERATING EXPENSES

         TOTAL OPERATING EXPENSES - Total operating expenses increased $186.6 million, or 30.2%, to $804.1 million in 1997, a substantial portion of which was attributable to the acquisition of Word in January 1997 and the nonrecurring charges discussed below. Operating costs, as a percentage of revenues, increased to 61.9% during 1997 as compared to 59.3% during 1996. Selling, general and administrative expenses, as a percentage of revenues, increased to 19.5% in 1997 from 16.8% in 1996. A portion of the increase was also due to corporate operating expenses, which increased $1.7 million to $26.8 million in 1997.

         OPERATING COSTS - Operating costs increased $67.9 million, or 15.3%, to $511.2 million in 1997. A significant portion of the increase resulted from the operating costs of Word in 1997. Excluding the operating costs of Word subsequent to the January 1997 Word acquisition date, operating costs decreased $0.3 million to $443.0 million in 1997. Excluding the operating costs of the Cable Networks Business from 1997 and 1996 and the operating costs of Word subsequent to the date of the Word acquisition, operating costs increased $34.0 million, or 13.0%, to $295.2 million. During 1997, the Company recorded a nonrecurring charge to operations of $11.7 million for the write-down to net realizable value of certain program rights at television station KTVT. In addition, the Company recorded a $5.0 million charge to operations related to its plans to cease the European operations of CMT International effective March 31, 1998. Operating costs increased $20.0 million during 1997 at the Opryland Hotel, primarily as a result of the hotel expansion, and increased $3.6 million during 1997 at CMT International. These increases were offset, in part, by a decrease of $9.9 million related to the 1997 sale of television station KSTW.

         SELLING, GENERAL AND ADMINISTRATIVE - Selling, general and administrative expenses increased $35.8 million, or 28.6%, to $161.3 million in 1997. Excluding the selling, general and administrative expenses of Word subsequent to the January 1997 Word acquisition date, selling, general and administrative expenses increased $2.9 million, or 2.3%, to $128.4 million in 1997. Excluding the selling, general and administrative expenses of the Cable Networks Business from 1997 and 1996 and the selling, general and administrative expenses of Word subsequent to the date of the Word acquisition, selling, general and administrative expenses increased $3.7 million, or 3.9%, to $99.6 million. The increase for the year was primarily attributable to administrative cost increases of $3.2 million and selling and promotional cost increases of $2.0 million at the Opryland Hotel. This increase was offset, in part, by a decrease related to the 1997 sale of television station KSTW of $2.5 million.

         DEPRECIATION AND AMORTIZATION - Depreciation and amortization increased $4.5 million, or 9.3%, to $53.4 million in 1997. The increase was primarily attributable to the acquisition of Word in January 1997. Excluding the depreciation and amortization of Word subsequent to the date of the Word acquisition, depreciation and amortization increased $1.5 million, or 3.0%, to $50.3 million in 1997. Excluding the depreciation and amortization of the Cable Networks Business from 1997 and 1996 and the depreciation and amortization of Word subsequent to the date of the Word acquisition, depreciation and amortization increased $2.7 million, or 7.1%, to $41.2 million. The increase in 1997 was primarily attributable to increased depreciation and amortization expense of $2.9 million related to the expansion of the Opryland Hotel.

OPERATING INCOME

         Total operating income decreased $107.8 million to $21.9 million during 1997. Excluding the non-recurring charges related to the write-down of television program rights at television station KTVT, the charge to operations related to CMT International's plan to cease operations in Europe, merger costs and restructuring charge, and the Opryland theme park closing charge, total operating income decreased $12.7 million to $116.9 million. This decrease was primarily attributable to the CBS Merger. The operating income of the Cable Networks Business was $78.7 million and $98.6 million in 1997 and 1996, respectively. Excluding the non-recurring items discussed above, the operating income of the Cable Networks Business in 1997 and 1996 and the operating income of Word subsequent to the January 1997 Word acquisition date, total operating income decreased $1.0 million, or 3.1%, to $30.0 million in 1997. This decrease was primarily attributable to increased operating losses of CMT International offset, in part, by increased operating income of the Opryland Hotel.

INTEREST EXPENSE

         Interest expense increased $7.6 million to $27.2 million in 1997. The increase was attributable to higher average debt levels, due primarily to the financing of the Word acquisition in January 1997. The Company utilized the net proceeds from the sale of television station KSTW in June 1997 to reduce outstanding indebtedness. The Company's weighted average interest rate on its bank debt and senior notes combined was 6.6% in 1997 compared to 6.9% in 1996.

INTEREST INCOME

         Interest income increased $1.1 million to $24.0 million in 1997. Interest income primarily resulted from noncash interest income earned on a long-term note receivable from the sale of the Systems.

OTHER GAINS AND LOSSES

         In June 1997, the Company sold television station KSTW in Seattle for $160.0 million in cash. The sale resulted in a pretax gain of $144.3 million, which is included in other gains and losses in 1997.

         In January 1996, the Company sold television station KHTV in Houston for $97.8 million, including certain working capital and other adjustments of approximately $4.3 million. The sale resulted in a pretax gain of $73.9 million, which is included in other gains and losses in 1996.

INCOME TAXES

         The Company's provision for income taxes was $10.8 million in 1997 compared to $73.5 million in 1996. During 1997, the Company recorded a deferred tax benefit of $55.0 million related to the revaluation of certain reserves as a result of the Restructuring and CBS Merger. The Company's effective tax rate on its income before provision for income taxes was 6.7% for 1997 compared to 35.9% for 1996.

ACCOUNTING CHANGE

         Effective January 1, 1997, the Company changed its method of accounting for deferred preopening expenses to expense these costs as incurred. Prior to 1997, preopening expenses were deferred and amortized over five years on a straight-line basis. The Company recorded a $7.5 million charge, net of taxes of $4.8 million, to record the cumulative effect of this accounting change. This change did not have a significant impact on results of operations before the cumulative effect of this accounting change for 1997. On a pro forma basis, this change would have decreased net income by $3.0 million, or $0.09 per share, for the year ended December 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

         Pursuant to the Restructuring, the Company assumed all of Old Gaylord's long-term indebtedness, including Old Gaylord's obligations under a revolving credit facility entered into by Old Gaylord in August 1997 (the "1997 Credit Facility"). The lenders under the 1997 Credit Facility are a syndicate of banks with NationsBank of Texas, N.A. acting as agent (the "Agent"). The maximum amount that can be borrowed under the 1997 Credit Facility is $600 million. The final maturity of the 1997 Credit Facility is July 2002. The 1997 Credit Facility is unsecured and is guaranteed by certain of the Company's subsidiaries.

         Amounts outstanding under the 1997 Credit Facility bear interest at a rate, at the Company's option, equal to either (i) the higher of the Agent's prime rate or the federal funds rate plus 0.5%, or (ii) LIBOR plus a margin ranging from 0.4% to 1% depending on the Company's debt ratings or ratio of debt to capitalization. In addition, the Company is required to pay a commitment fee ranging between 0.125% and 0.25% per year, also depending on the Company's debt ratings or ratio of debt to capitalization, on the average unused portion of the 1997 Credit Facility, as well as an annual administrative fee.

         The 1997 Credit Facility requires the Company to maintain certain financial ratios and minimum stockholders' equity levels and subjects the Company to limitations on, among other things, mergers and sales of assets, additional indebtedness, capital expenditures, investments, acquisitions, liens, and transactions with affiliates. At December 31, 1998, the Company was in compliance with all financial covenants under the 1997 Credit Facility.

         During 1995, the Company sold the Systems to CCT Holdings Corp ("CCTH"). Net proceeds consisted of $198.8 million in cash and a 10-year note receivable with a face amount of $165.7 million. In addition as part of the sale transaction, the Company received contractual equity participation rights equal to 15% of the net distributable proceeds, as defined, from certain future asset sales by the buyer of the Systems. During the fourth quarter of 1998, the Company received $238.4 million representing prepayment of the entire balance of the CCTH note receivable and related accrued interest. Subsequent to December 31, 1998, the Company received cash and recognized a pretax gain of approximately $130 million representing the value of the 15% contractual equity participation rights upon the sale of the Systems. The proceeds from the note receivable prepayment and the equity participation rights were used to reduce outstanding indebtedness under the 1997 Credit Facility.

         The Company owns a minority limited partnership interest in Bass Pro, L.P. Subsequent to December 31, 1998, the Company advanced Bass Pro approximately $28 million under an unsecured note agreement which bears interest at 8% and is due in 2003. Interest under the note agreement is payable annually.

         At February 28, 1999, the Company had approximately $440 million in available borrowing capacity under the 1997 Credit Facility.

         The Company currently projects capital expenditures of approximately $48 million for 1999. The Company's management believes that the net cash flows from operations, together with the amount expected to be available for borrowing under the 1997 Credit Facility, will be sufficient to satisfy anticipated future cash requirements of the Company on both a short-term and long-term basis.

YEAR 2000

         Without programming modifications, certain computer programs will not operate properly when using the two digits used in date calculations for the year 2000. These computer programs interpret the "00" used in date calculations to represent the year 1900. During 1996, the Company formed an internal task force responsible for assessing, testing and correcting the Company's information technology and systems risks associated with the year 2000. The task force has substantially completed its assessment of the Company's systems, has identified the Company's hardware, software and equipment that will not operate properly in the year 2000, and is taking the appropriate action to ensure compliance. In certain instances, hardware, software and equipment that will not operate properly in the year 2000 are being replaced.

         As of December 31, 1998, the task force has determined that the majority of the Company's systems, in certain circumstances following already completed programming changes, will operate properly in the year 2000. As of December 31, 1998, sixty-two of the Company's sixty-three internally developed software applications are considered year 2000 compliant.

         As to systems not currently determined to be year 2000 compliant, the Company is currently replacing or repairing hardware, software and equipment that it anticipates will not work properly in the year 2000. The Company expects that replacements and repairs of hardware, software and equipment for systems that are not currently considered year 2000 compliant will be substantially completed during the first and second quarters of 1999. The Company is testing all of its systems to ensure their proper operation upon the arrival of the year 2000. The Company expects that the testing phase of its year 2000 remediation effort will be substantially completed by the end of the second quarter of 1999.

         The Company has requested written documentation from vendors and suppliers with whom the Company has a material relationship regarding their ability to operate properly in the year 2000. In many cases, the Company is considering alternatives related to vendors and suppliers that do not confirm their year 2000 readiness. There can be no assurance that the Company's significant vendors and suppliers will have remedied their year 2000 issues in a timely manner. The failure of a significant supplier to remedy its year 2000 issues could have a material adverse effect on the Company's operations, financial position or liquidity. The Company will continue to monitor its significant vendors and suppliers to mitigate its risks.

         Based upon the Company's current estimates, the costs of the Company's year 2000 remediation efforts will be between $7 million and $9 million. Included in the Company's cost estimates are the costs of replacing hardware and software of approximately $6 million, which are capitalized and amortized over their estimated useful lives. Certain software replacements included in these cost estimates were planned prior to the assessment of the year 2000 issue and were accelerated as part of the Company's year 2000 remediation effort. The remaining costs are expensed as incurred. These projected costs are based upon management's best estimates, which were derived utilizing numerous assumptions of future events. There can be no guarantee, however, that these cost estimates will be achieved and actual results could differ materially.

         Management's estimate of the Company's most reasonably likely worst case scenario involves the replacement of hardware, software or equipment during the third and fourth quarters of 1999 that is determined during the testing phase of the remediation effort to not be correctable. The foregoing notwithstanding, management does not currently believe that the costs of assessment, remediation or replacement of the Company's systems, or the potential failure of third parties' systems, will have a material adverse effect on the Company's business, financial condition, results of operations or liquidity.

SEASONALITY

         Certain of the Company's operations are subject to seasonal fluctuation. The first calendar quarter is the weakest quarter for most television and radio broadcasters, including the Company, as advertising revenues are lower in the post-Christmas period. Revenues in the music business are typically weakest in the first calendar quarter following the Christmas buying season.

NEWLY ISSUED ACCOUNTING STANDARD

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires all derivatives to be recognized in the statement of financial position and to be measured at fair value. The Company will adopt the provisions of SFAS No. 133 effective January 1, 2000 and does not anticipate the adoption of SFAS No. 133 to have a material effect on the Company's financial statements.

FORWARD-LOOKING STATEMENTS / RISK FACTORS

         This report contains certain forward-looking statements regarding, among other things, the anticipated financial and operating results of the Company. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions investors that future financial and operating results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. The Company's future operating results depend on a number of factors which were derived utilizing numerous assumptions and other important factors that, if altered, could cause actual results to differ materially from those projected in forward-looking statements. These factors, many of which are beyond the Company's control, include growth in the popularity of country music and country lifestyles; growth in the popularity of Christian music and family values lifestyles; the ability to control costs relating to the development of the Opry Mills retail complex; the ability to integrate acquired operations into the Company's businesses; the ability of the Opryland Lodging Group to develop successfully hotel properties in other markets; the advertising market in the United States in general and in the Company's Dallas television and Nashville radio markets in particular; the perceived attractiveness of Nashville, Tennessee and the Company's properties as convention and tourist destinations; consumer tastes and preferences for the Company's programming and other entertainment offerings; competition; the impact of weather on construction schedules; and consolidation in the broadcasting and cable distribution industries.

         In addition, investors are cautioned not to place undue reliance on forward-looking statements contained in this report because they speak only as of the date hereof. The Company undertakes no obligation to release publicly any modifications or revisions to forward-looking statements contained in this report to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     1998               1997               1996
                                                                  ---------          ---------          ---------
Revenues                                                          $ 524,475          $ 825,995          $ 747,158
Operating expenses:
     Operating costs                                                315,077            511,162            443,236
     Selling, general and administrative                            123,681            161,280            125,459
     Merger costs                                                        --             22,645                 --
     Restructuring charge                                                --             13,654                 --
     Theme park closing charge                                           --             42,006                 --
     Depreciation and amortization                                   42,784             53,397             48,856
                                                                  ---------          ---------          ---------
          Operating income                                           42,933             21,851            129,607
Interest expense                                                    (30,031)           (27,177)           (19,538)
Interest income                                                      25,606             24,022             22,904
Other gains and losses                                               11,359            143,532             71,741
                                                                  ---------          ---------          ---------
     Income before provision for income taxes                        49,867            162,228            204,714
Provision for income taxes                                           18,673             10,792             73,549
                                                                  ---------          ---------          ---------
     Income before cumulative effect of accounting change            31,194            151,436            131,165
Cumulative effect of accounting change, net of taxes                     --             (7,537)                --
                                                                  ---------          ---------          ---------
     Net income                                                   $  31,194          $ 143,899          $ 131,165
                                                                  =========          =========          =========

Income per share:

Income before cumulative effect of accounting change              $    0.95          $    4.68          $    4.07
Cumulative effect of accounting change, net of taxes                     --              (0.23)                --
                                                                  ---------          ---------          ---------
     Net income                                                   $    0.95          $    4.45          $    4.07
                                                                  =========          =========          =========

Income per share - assuming dilution:

Income before cumulative effect of accounting change              $    0.94          $    4.64          $    4.02
Cumulative effect of accounting change, net of taxes                     --              (0.23)                --
                                                                  ---------          ---------          ---------
     Net income                                                   $    0.94          $    4.41          $    4.02
                                                                  =========          =========          =========

        The accompanying notes are an integral part of these statements.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       1998                1997
                                                                                   -----------          ----------
                                                     ASSETS
Current assets:
     Cash                                                                          $    18,746          $    8,712
     Trade receivables, less allowance of $5,517 and $4,031, respectively               94,429              82,152
     Inventories                                                                        27,018              23,206
     Other assets                                                                       49,009              37,311
                                                                                   -----------          ----------
          Total current assets                                                         189,202             151,381
                                                                                   -----------          ----------
Property and equipment, net of accumulated depreciation                                586,898             550,267
Intangible assets, net of accumulated amortization                                     117,529              84,419
Investments                                                                             78,140              73,991
Long-term notes and interest receivable                                                  9,015             233,112
Other assets                                                                            31,208              24,392
                                                                                   -----------          ----------
          Total assets                                                             $ 1,011,992          $1,117,562
                                                                                   ===========          ==========

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Current portion of long-term debt                                             $     6,269          $       --
     Accounts payable and accrued liabilities                                          115,837             127,694
                                                                                   -----------          ----------
          Total current liabilities                                                    122,106             127,694
                                                                                   -----------          ----------
Long-term debt                                                                         276,712             388,397
Deferred income taxes                                                                   52,747              32,579
Other liabilities                                                                       33,039              42,710
Minority interest                                                                        2,228               9,958

Commitments and contingencies

Stockholders' equity:
     Preferred stock, $.01 par value, 100,000 shares authorized, no shares
           issued or outstanding                                                            --                  --
     Common stock, $.01 par value, 150,000 shares authorized, 32,808 and
          32,741 shares issued and outstanding, respectively                               328                 327
     Additional paid-in capital                                                        500,434             498,504
     Retained earnings                                                                  26,699              16,837
     Other stockholders' equity                                                         (2,301)                556
                                                                                   -----------          ----------
          Total stockholders' equity                                                   525,160             516,224
                                                                                   -----------          ----------
          Total liabilities and stockholders' equity                               $ 1,011,992          $1,117,562
                                                                                   ===========          ==========

        The accompanying notes are an integral part of these statements.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                             (AMOUNTS IN THOUSANDS)

                                                                                          1998             1997             1996
                                                                                       ---------        ---------        ---------
Cash Flows from Operating Activities:
     Net income                                                                        $  31,194        $ 143,899        $ 131,165
     Amounts to reconcile net income to net cash flows provided by operating activities:
          Depreciation and amortization                                                   42,784           53,397           48,856
          Provision (benefit) for deferred income taxes                                   20,168          (80,570)           2,119
          Gain on long-term note receivable                                              (15,000)              --               --
          Gain on sale of investments                                                    (20,118)              --               --
          Write-off of Z Music note receivable                                            23,616               --               --
          Cumulative effect of accounting change, net of taxes                                --            7,537               --
          Theme park closing charge                                                           --           42,006               --
          Write-down of television program rights                                             --           11,740               --
          Noncash interest income                                                             --          (22,936)         (20,479)
          Gain on sale of television stations                                                 --         (144,259)         (73,850)
          Changes in:
               Trade receivables                                                          (4,485)          (6,744)          (8,914)
               Interest receivable on long-term note                                      48,385               --               --
               Accounts payable and accrued liabilities                                  (19,521)          24,506           (8,281)
               Other assets and liabilities                                              (28,782)          (2,195)          (5,273)
                                                                                       ---------        ---------        ---------
                    Net cash flows provided by operating activities                       78,241           26,381           65,343
                                                                                       ---------        ---------        ---------
Cash Flows from Investing Activities:
     Purchases of property and equipment                                                 (51,193)         (49,239)        (115,542)
     Acquisition of businesses, net of cash acquired                                     (31,796)        (120,191)              --
     Proceeds from sale of property and equipment                                          6,336            4,228              185
     Proceeds from sale of investments                                                    20,130               --               --
     Principal proceeds from collection of long-term note receivable                     165,688               --               --
     Proceeds from sale of television stations, net of direct selling costs paid              --          155,266           96,840
     Cash acquired by CBS in the Merger                                                       --           (7,481)              --
     Investments in, advances to and distributions from affiliates                        (9,852)         (10,880)          (7,893)
     Payment upon disposal of Fiesta Texas partnership interest                               --               --          (12,976)
     Other investing activities                                                          (10,783)         (11,351)          (8,139)
                                                                                       ---------        ---------        ---------
                    Net cash flows provided by (used in) investing activities             88,530          (39,648)         (47,525)
                                                                                       ---------        ---------        ---------
Cash Flows from Financing Activities:
     Net borrowings (payments) under revolving credit agreements                        (134,690)         178,935           61,446
     Proceeds from issuance of long-term debt                                                500              420               --
     Repayment of long-term debt                                                          (1,547)        (149,762)         (38,081)
     Dividends paid                                                                      (21,332)         (33,929)         (34,946)
     Proceeds from exercise of stock options                                                 332           14,304            1,359
     Purchase of treasury stock                                                               --           (1,709)          (5,938)
                                                                                       ---------        ---------        ---------
                    Net cash flows provided by (used in) financing activities           (156,737)           8,259          (16,160)
                                                                                       ---------        ---------        ---------
Net change in cash                                                                        10,034           (5,008)           1,658
Cash, beginning of year                                                                    8,712           13,720           12,062
                                                                                       ---------        ---------        ---------
Cash, end of year                                                                      $  18,746        $   8,712        $  13,720
                                                                                       =========        =========        =========

        The accompanying notes are an integral part of these statements.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      Additional                                           Other         Total
                                            Common      Paid-in      Retained    Treasury    Unearned   Comprehensive Stockholders'
                                             Stock      Capital      Earnings      Stock   Compensation    Income        Equity
                                           --------------------------------------------------------------------------------------
Balance, December 31, 1995                 $     949    $ 414,458    $  68,353    $(61,856)   $(2,798)   $    --       $ 419,106
     Comprehensive income:
          Net income                              --           --      131,165          --         --         --         131,165
                                                                                                                       ---------
     Comprehensive income                                                                                                131,165
     Cash dividends ($1.08 per share)             --           --      (34,946)         --         --         --         (34,946)
     Exercise of stock options                     1        1,358           --          --         --         --           1,359
     Issuance of restricted stock                  2        4,318           --          --     (4,320)        --              --
     Compensation expense                         --           --           --          --      2,271         --           2,271
     5% stock dividend                            47      125,031     (125,078)         --         --         --              --
     Retirement of treasury stock                (32)     (61,824)          --      61,856         --         --              --
     Purchase of treasury stock                   --           --           --      (5,938)        --         --          (5,938)
     Other                                        --          (54)          --          --         --         --             (54)
                                           --------------------------------------------------------------------------------------
Balance, December 31, 1996                       967      483,287       39,494      (5,938)    (4,847)        --         512,963
     Comprehensive income:
          Net income                              --           --      143,899          --         --         --         143,899
          Unrealized gain on investments          --           --           --          --         --      2,887           2,887
          Foreign currency translation            --           --           --          --         --       (116)           (116)
                                                                                                                       ---------
     Comprehensive income                                                                                                146,670
     Cash dividends ($1.05 per share)             --           --      (33,929)         --         --         --         (33,929)
     Exercise of stock options                    14       14,290           --          --         --         --          14,304
     Tax benefit on stock options                 --        6,598           --          --         --         --           6,598
     Issuance of restricted stock                  1        1,321           --          --     (1,322)        --              --
     Compensation expense                         --           --           --          --      3,954         --           3,954
     Old Gaylord stock retirement               (975)          --           --          --         --         --            (975)
     New Gaylord stock distribution              324          651           --          --         --         --             975
     Cable Networks Business net assets           --           --     (132,627)         --         --         --        (132,627)
     Purchase of treasury stock                   --           --           --      (1,709)        --         --          (1,709)
     Retirement of treasury stock                 (4)      (7,643)          --       7,647         --         --              --
                                           --------------------------------------------------------------------------------------
Balance, December 31, 1997                       327      498,504       16,837          --     (2,215)     2,771         516,224
     Comprehensive income:
          Net income                              --           --       31,194          --         --         --          31,194
          Realized gain on investments            --           --           --          --         --     (2,887)         (2,887)
          Foreign currency translation            --           --           --          --         --       (323)           (323)
                                                                                                                       ---------
     Comprehensive income                                                                                                 27,984
     Cash dividends ($0.65 per share)             --           --      (21,332)         --         --         --         (21,332)
     Exercise of stock options                    --          332           --          --         --         --             332
     Tax benefit on stock options                 --           60           --          --         --         --              60
     Issuance of restricted stock                  1        1,538           --          --     (1,539)        --              --
     Compensation expense                         --           --           --          --      1,892         --           1,892
                                           --------------------------------------------------------------------------------------
Balance, December 31, 1998                 $     328    $ 500,434    $  26,699    $     --    $(1,862)   $  (439)      $ 525,160
                                           ======================================================================================



        The accompanying notes are an integral part of these statements.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands, except per share data)

1. DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Gaylord Entertainment Company (the "Company"), formerly New Gaylord Entertainment Company, is a diversified entertainment and communications company operating, through its subsidiaries, principally in three business segments: hospitality and attractions, broadcasting and music, and cable networks. During 1997, the Company's former parent ("Old Gaylord") consummated a transaction with CBS Corporation ("CBS") whereby certain assets and liabilities of the Company's cable networks segment were merged with CBS (the "Merger") as further described in Note 3.

Hospitality and Attractions

         At December 31, 1998, the Company owns and operates the Opryland Hotel, the Grand Ole Opry, the Wildhorse Saloon, and various other tourist attractions located in Nashville, Tennessee. During 1998, the Company formed the Opryland Lodging Group to expand the Opryland Hotel concept into other cities. The Company has announced plans for hotel development projects in the Orlando, Florida and Dallas, Texas markets. During 1998, the Company created a partnership with The Mills Corporation to develop Opry Mills, a $200,000 entertainment/retail complex located on land previously used for the Opryland theme park. Opry Mills is anticipated to open in 2000. The Company closed the Opryland theme park at the end of the 1997 operating season. During 1998, the Company purchased the remaining 49% minority interest in a joint venture created to expand the Wildhorse Saloon concept beyond Nashville to other cities. The Company also owns a minority limited partnership interest in Bass Pro, L.P. ("Bass Pro"), which is a leading retailer of premium outdoor sporting goods and fishing products.

Broadcasting and Music

         At December 31, 1998, the Company owns and operates one broadcast television station, KTVT (Fort Worth-Dallas, Texas), which is affiliated with the CBS television network. The Company sold its television stations, KSTW (Tacoma-Seattle, Washington) in June 1997 and KHTV (Houston, Texas) in January 1996, as further described in Note 5. During 1998, the Company acquired Pandora Investments, S.A. ("Pandora"), a Luxembourg-based company which acquires, distributes and produces theatrical feature film and television programming primarily for markets outside of the United States, as further described in Note
4. The Company acquired the assets of Word Entertainment ("Word"), a contemporary Christian music company, in January 1997, also as further described in Note 4. In addition, the Company owns and operates three radio stations and a music publishing company in Nashville, Tennessee.

Cable Networks

         At December 31, 1998, the Company owns the CMT International cable television networks operating in Asia and the Pacific Rim, and Latin America. CMT International ceased its European operations as of March 31, 1998, as further described in Note 5. Prior to October 1997, the Company also owned The Nashville Network ("TNN"), a national basic cable television network, and operated and owned 67% of the outstanding stock of Country Music Television, Inc. ("CMT"), a country music video cable network operated in the United States and Canada. During October 1997, TNN and CMT were acquired by CBS as further described in Note 3. In addition, during 1998 the Company acquired a controlling interest in the assets of Z Music, Inc. ("Z Music"), a cable network featuring contemporary Christian music videos, as further described in Note 2.

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. For accounting purposes, the consolidated financial statements include Old Gaylord and its subsidiaries, including the Company, prior to the merger with CBS. All significant intercompany accounts and transactions have been eliminated in consolidation.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost, including interest on funds borrowed to finance the construction of major capital additions, and are depreciated using straight-line and accelerated methods over the following estimated useful lives:

          Buildings                                              40  years
          Land improvements                                      20  years
          Attractions-related equipment                          16  years
          Furniture, equipment and vehicles                      3-8  years
          Leasehold improvements                                 Life of lease

         Depreciation expense includes amortization of capital leases which is computed on a straight-line basis over the term of the lease. Maintenance and repairs are charged to expense as incurred.

INTANGIBLE ASSETS

         Intangible assets consist primarily of goodwill which is amortized using the straight-line method over a period not to exceed 40 years. The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. In evaluating possible impairment, the Company uses the most appropriate method of evaluation given the circumstances surrounding the particular acquisition, which has generally been an estimate of the related business unit's undiscounted operating income before interest and taxes over the remaining life of the goodwill.

         Amortization expense related to intangible assets for 1998, 1997 and 1996 was $3,823, $4,743 and $3,212, respectively. At December 31, 1998 and 1997, accumulated amortization of intangible assets was $9,169 and $5,346, respectively.

INVESTMENTS

         Investments consist primarily of a minority interest in Bass Pro, a supplier of premium outdoor sporting goods and fishing tackle which distributes its products through retail centers and an extensive mail order catalog operation. Bass Pro also owns and operates a resort hotel and development in southern Missouri. The Company accounts for the Bass Pro investment using the equity method of accounting. The Company's original investment exceeded its share of the underlying equity in the net assets of Bass Pro by approximately $36,000, which is being amortized on a straight-line basis over 40 years. The Company's recorded investment in Bass Pro was $61,568 and $62,344 at December 31, 1998 and 1997, respectively.

           During 1998, the Company created a partnership with The Mills Corporation to develop Opry Mills, a $200,000 entertainment/retail complex located on land previously used for the Opryland theme park. The Company holds a one-third interest in the partnership through a non-cash capital contribution of $2,049 reflecting the book value of the land where Opry Mills will be located. The Company accounts for the Opry Mills partnership using the equity method of accounting.

         The Company holds a minority interest investment in the Nashville Predators, a National Hockey League professional team, of $12,095 and $6,398 at December 31, 1998 and 1997, respectively.

         In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", certain of the Company's investments were considered available-for-sale investments at December 31, 1997 and were carried at market value, with the difference between cost and market value recorded as a component of stockholders' equity. These investments were sold during 1998, with a pretax gain of $3,296 recognized in other gains and losses in the consolidated statements of income.

OTHER ASSETS

         Other current and long-term assets consist of:

                                                                  1998               1997
                                                                 -------            -------
               Other current assets:
                    Other current receivables                    $34,192            $23,207
                    Prepaid expenses                              12,695             10,839
                    Program rights                                 1,719              2,991
                    Other current assets                             403                274
                                                                 -------            -------
                         Total other current assets              $49,009            $37,311
                                                                 =======            =======

               Other long-term assets:
                    Music and film catalogs                      $16,757            $16,476
                    Deferred software costs                        5,122                346
                    Prepaid pension cost                           5,274              2,702
                    Program rights                                   352              2,245
                    Other long-term assets                         3,703              2,623
                                                                 -------            -------
                         Total other long-term assets            $31,208            $24,392
                                                                 =======            =======


         Other current receivables result primarily from non-operating income and are due within one year. Music and film catalogs consist of the costs to acquire music and film rights and are amortized over their estimated useful lives.

         The Company acquires television exhibition rights for certain theatrical and television programs. The program rights are recorded at the gross contract amount when certain conditions are met, including availability of the program for broadcast, and are amortized using an accelerated method over the shorter of the estimated number of program showings or the contract periods. At December 31, 1998, the Company had commitments for program rights and related program contracts payable of $1,667 which were not available for telecast until a future date. These amounts are not included in the accompanying consolidated balance sheets.

         During 1997, the Company recorded a pretax charge of $11,740 to write-down certain program rights at KTVT to net realizable value. This write-down relates primarily to movie packages and certain syndicated programming whose value was impaired by an operating decision to purchase more first-run programming and is included in operating costs in the consolidated statements of income.

DEFERRED PREOPENING COSTS

         Effective January 1, 1997, the Company changed its method of accounting for deferred preopening expenses to expense these costs as incurred in accordance with AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities". Prior to 1997, preopening expenses were deferred and amortized over five years on a straight-line basis. The Company recorded a $7,537 charge, net of taxes of $4,798, to record the cumulative effect of this accounting change. This change did not have a significant impact on results of operations before the cumulative effect of this accounting change for 1997. On a pro forma basis, this change would have decreased net income by $3,043, or $0.09 per share, for the year ended December 31, 1996.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

         Accounts payable and accrued liabilities consist of:

                                                                                1998                1997
                                                                              --------            --------
               Trade accounts payable                                         $ 31,198            $ 24,210
               Income taxes payable                                              4,476               6,725
               Accrued royalties                                                14,709              13,057
               Deferred revenues                                                11,076              11,430
               Program contracts payable                                         5,418               8,826
               Accrued salaries and benefits                                     8,202               5,614
               Accrued interest payable                                          1,176               1,462
               Property and other taxes payable                                 13,638              13,379
               Other accrued liabilities                                        25,944              42,991
                                                                              --------            --------
                    Total accounts payable and accrued liabilities            $115,837            $127,694
                                                                              ========            ========

         Accrued royalties consist primarily of music royalties and licensing fees. Deferred revenues consist primarily of deposits on advance room bookings at the Opryland Hotel, advance ticket sales at the Company's tourism properties and music publishing advances.

INCOME TAXES

         In accordance with SFAS No. 109, "Accounting for Income Taxes", the Company establishes deferred tax assets and liabilities based on the difference between the financial statement and income tax carrying amounts of assets and liabilities using existing tax rates.

STOCK-BASED COMPENSATION

         SFAS No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations, under which no compensation cost related to stock options has been recognized as further described in Note 10.

INCOME PER SHARE

         SFAS No. 128, "Earnings per Share", was issued and is effective for fiscal periods ending after December 15, 1997. SFAS No. 128 establishes standards for computing and presenting earnings per share. The Company adopted the provisions of SFAS No. 128 in the fourth quarter of 1997. Under the standards established by SFAS No. 128, earnings per share is measured at two levels: basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding after considering the additional dilution related to stock options, calculated using the treasury stock method. All income per share amounts in the accompanying consolidated financial statements have been restated to reflect the retroactive application of the provisions of SFAS No. 128.

         Income per share amounts are calculated as follows for the years ended December 31:

                                                    1998                            1997                           1996
                                       ---------------------------    -----------------------------    ---------------------------
                                                            Per                               Per                            Per
                                       Income     Shares    Share      Income     Shares     Share      Income     Shares   Share
                                       ------     ------    -----      ------     ------     -----      ------     ------   -----
Income before cumulative effect
     of accounting change              $31,194    32,805    $ 0.95    $ 151,436    32,341    $ 4.68    $ 131,165   32,193   $ 4.07
                                       =======              ======    =========              ======    =========            ======
Effect of dilutive stock options                     353                              308                             406
                                                  ------                           ------                          ------
Income before cumulative effect of
     accounting change - assuming
     dilution                          $31,194    33,158    $ 0.94    $ 151,436    32,649    $ 4.64    $ 131,165   32,599    $ 4.02
                                       =======    ======    ======    =========    ======    ======    =========   ======    ======

         The Company completed a common stock distribution in 1997 associated with the Merger as further described in Note 3. In addition, the Company paid a 5% stock dividend in 1996 as further described in Note 9. All income per share and dividend per share amounts in the accompanying consolidated financial statements have been restated to reflect the retroactive application of the common stock distribution and stock dividend.

COMPREHENSIVE INCOME

         In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires that changes in the amounts of certain items, including gains and losses on certain securities, be shown in the financial statements. The Company adopted the provisions of SFAS No. 130 on January 1, 1998. The Company's comprehensive income is presented in the consolidated statements of stockholders' equity.

FINANCIAL INSTRUMENTS

         Estimated fair values and carrying amounts of the Company's financial instruments at December 31, 1998 and 1997 are as follows:

                                                               1998                           1997
                                                       -----------------------       -----------------------
                                                        Fair         Carrying         Fair         Carrying
                                                        Value          Amount         Value          Amount
                                                       -----------------------       -----------------------
         Long-term notes and interest receivable       $  9,015       $  9,015       $234,433       $233,112
                                                       -----------------------       -----------------------
         Debt                                          $282,981       $282,981       $388,397       $388,397
                                                       -----------------------       -----------------------

         The fair value estimates were determined using discounted cash flow analyses. For fixed-rate long-term notes receivable, the discount rate was determined based upon similar instruments. The Company's carrying value of its variable-rate debt and long-term notes receivable approximates fair value. The carrying amount of short-term financial instruments (cash, trade receivables, accounts payable and accrued liabilities) approximates fair value due to the short maturity of those instruments. Credit risk on trade receivables is minimized by the large and diverse nature of the Company's customer base.

ACCOUNTING ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NEWLY ISSUED ACCOUNTING STANDARD

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires all derivatives to be recognized in the statement of financial position and to be measured at fair value. The Company will adopt the provisions of SFAS No. 133 effective January 1, 2000 and does not anticipate the adoption of SFAS No. 133 to have a material effect on the Company's financial statements.

RECLASSIFICATIONS

         Certain reclassifications of 1997 and 1996 amounts have been made to conform with the 1998 presentation.

2. LONG-TERM NOTES AND INTEREST RECEIVABLE:

         During 1995, the Company sold its cable television systems (the "Systems") to CCT Holdings Corp. ("CCTH"). Net proceeds consisted of $198,800 in cash and a 10-year note receivable with a face amount of $165,688. The note receivable was recorded net of a $15,000 discount to reflect the note at fair value based upon financial instruments of comparable credit risk and interest rates. At December 31, 1997, the note receivable and related accrued interest were included in the consolidated balance sheet in the amount of $199,074. The note receivable was classified as held to maturity and earned interest at an initial rate of 12% with a scheduled increase to 15% in September 2000 and 2% increases each year thereafter with principal and interest payable at maturity in 2005. The Company recorded $24,376, $22,936 and $20,479 of interest income related to the note receivable during 1998, 1997 and 1996, respectively. In addition as part of the sale transaction, the Company received contractual equity participation rights equal to 15% of the net distributable proceeds, as defined, from certain future asset sales by the buyer of the Systems.

         During the fourth quarter of 1998, the Company received $238,449 representing prepayment of the entire balance of the CCTH note receivable and related accrued interest. The Company recorded a $15,000 pretax gain during 1998 related to the note receivable discount recorded as part of the Systems sale transaction. The gain is included in other gains and losses in the consolidated statements of income. Subsequent to December 31, 1998, the Company received cash and recognized a pretax gain of approximately $130,000 in 1999 representing the value of the 15% contractual equity participation rights upon the sale of the Systems. The proceeds from the note receivable prepayment and the equity participation rights were used to reduce outstanding bank indebtedness.

         During 1998, the Company recognized a pretax loss of $23,616 related to the write-off of a note receivable from Z Music. The Company foreclosed on the note receivable and took a controlling interest in the assets of Z Music during the fourth quarter of 1998. Prior to the foreclosure, the Company managed the operations of Z Music, had an option to acquire 95% of the common stock of Z Music, and funded Z Music's operations through advances under the note receivable. The Company is restructuring the operations of Z Music, including changing the mode of transmission from an analog to a digital signal.

3.  CBS MERGER:

         On October 1, 1997, Old Gaylord consummated the Merger with CBS and G Acquisition Corp., a wholly owned subsidiary of CBS ("Sub"), pursuant to which Sub was merged with and into Old Gaylord, with Old Gaylord continuing as the surviving corporation and a wholly owned subsidiary of CBS. Prior to the Merger, Old Gaylord was restructured (the "Restructuring") whereby certain assets and liabilities that were part of Old Gaylord's hospitality, attractions, music, television and radio businesses, including all of its long-term debt, as well as CMT International and the management of and option to acquire 95% of Z Music, were transferred to or retained by the Company. As a result of the Restructuring and the Merger, substantially all of the assets of Old Gaylord's cable networks business, consisting primarily of TNN and CMT, and certain other related businesses (collectively, the "Cable Networks Business") and its liabilities, to the extent that they arose out of or related to the Cable Networks Business, were acquired by CBS. In connection with the Merger, the Company and CBS (or one or more of their respective subsidiaries) entered into an agreement which provides that the Company will not engage in certain specified activities which would constitute competition with the Cable Networks Business and CBS will not engage in certain activities which would constitute competition with CMT International.

         Following the Restructuring, on September 30, 1997, Old Gaylord distributed (the "Distribution") pro rata to its stockholders all of the outstanding capital stock of the Company. As a result of the Distribution, each holder of record of the Class A Common Stock, $0.01 par value, and Class B Common Stock, $0.01 par value (collectively, the "Old Gaylord Common Stock"), of Old Gaylord on the record date for the Distribution received a number of shares of Common Stock, $0.01 par value, of the Company ("Common Stock") equal to one-third the number of shares of Old Gaylord Common Stock held by such holder. Cash was distributed in lieu of any fractional shares of Common Stock.

         At the time of the Merger, the book value of the net assets of the Cable Networks Business was $132,627, which has been reflected in the consolidated financial statements as a charge against retained earnings. The following is a summary of the net assets acquired by CBS:

         Cash                                          $   7,481
         Accounts receivable, net                         67,030
         Other current assets                             20,332
         Property and equipment, net                      53,386
         Intangible assets, net                           31,148
         Other assets                                     10,532
         Accounts payable and accrued expenses           (35,855)
         Long-term debt                                   (4,605)
         Minority interest                               (15,048)
         Other liabilities                                (1,774)
                                                       ---------
              Cable Networks Business net assets       $ 132,627
                                                       =========

         The operating results of the Cable Networks Business are included in the consolidated statements of income through September 30, 1997 and are as follows:

                                                                     Nine
                                                                 Months Ended        Year Ended
                                                                 September 30,       December 31,
                                                                     1997                1996
                                                                   --------            --------
                  Revenues                                         $264,463            $320,612
                                                                   ========            ========
                  Depreciation and amortization                    $  9,161            $ 10,415
                                                                   ========            ========
                  Operating income, excluding allocated
                       corporate expenses                          $ 78,740            $ 98,605
                                                                   ========            ========


         Prior to the Merger, CBS was responsible for promoting and marketing TNN, CMT and CMT International, selling advertising time on TNN and CMT, marketing TNN and CMT to cable operators, and providing a satellite transponder to deliver TNN programming to cable systems. In addition, CBS owned 33% of CMT and CMT International prior to the Merger. CBS received a commission of 33% of TNN's applicable gross receipts, net of agency commissions, and a commission of 10% of CMT's gross receipts, net of agency commissions, for its services prior to the Merger. CBS commissions under these agreements were approximately $70,600 and $86,600 in 1997 and 1996, respectively.

         In connection with the Merger, Restructuring and Distribution, the Company recognized nonrecurring merger costs and a restructuring charge in 1997 of $22,645 and $13,654, respectively. Merger costs included professional and registration fees, debt refinancing costs, and incentive compensation associated with the Merger. The Company recognized merger costs of $1,363 related to restricted stock issued under stock option and incentive plans which vested at the time of the Merger. The restructuring charge includes estimated costs for employee severance and termination benefits of $6,500, asset write-downs of $3,653, and other costs associated with the restructuring of $3,501. As of December 31, 1998, the Company has recorded charges of $11,360 against the restructuring accrual of which $6,035 represents actual cash expenditures, $4,625 represents non-cash asset write-downs and other restructuring costs, and $700 represents reversal of restructuring costs based upon favorable settlement of contingencies. At December 31, 1998 and 1997, the Company had a remaining restructuring accrual of $2,294 and $6,073, respectively, which is included in accounts payable and accrued liabilities in the consolidated balance sheets.

4.  ACQUISITIONS:

         In July 1998, the Company purchased Pandora for approximately $17,000 in cash. The acquisition was financed through borrowings under a revolving credit agreement and has been accounted for using the purchase method of accounting. The operating results of Pandora have been included in the consolidated financial statements from the date of acquisition. The purchase price allocation has been completed on a preliminary basis, subject to adjustment should additional facts about Pandora become known.

         In April 1998, the Company purchased the assets of a 307-room hotel located adjacent to the Opryland Hotel for approximately $16,000 in cash. The hotel was renamed the Inn at Opryland. The acquisition was financed through borrowings under a revolving credit agreement and has been accounted for using the purchase method of accounting. The operating results of the Inn at Opryland have been included in the consolidated financial statements from the date of acquisition.

         In January 1997, the net assets of Word were purchased for approximately $120,000 in cash. The purchase price included approximately $40,000 of working capital. The acquisition was financed through borrowings under a revolving credit agreement and has been accounted for using the purchase method of accounting. The operating results of Word have been included in the consolidated financial statements from the date of acquisition. The excess of purchase price over the fair values of the net assets acquired was $64,143 and has been recorded as goodwill, which is being amortized on a straight-line basis over 40 years.

         The following unaudited pro forma information presents a summary of consolidated results of the combined operations of the Company and Word for the year ended December 31, 1996, as if the acquisition had occurred on January 1, 1996:

                  Revenues                                           $    837,226
                                                                     ============
                  Net income                                         $    124,338
                                                                     ============
                  Net income per share                               $       3.86
                                                                     ============
                  Net income per share - assuming dilution           $       3.81
                                                                     ============

         These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, including additional amortization expense as a result of goodwill and other intangible assets, increased interest expense on acquisition debt, and an adjustment to the provision for income taxes for such items. The pro forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had occurred on January 1, 1996, or of future results of operations of the consolidated entities.

5.  DIVESTITURES:

         During 1998, the Company sold its investment in the Texas Rangers Baseball Club, Ltd. for $16,072 and recognized a pretax gain of the same amount.

         Also during 1998, the Company recorded pretax gains totaling $8,538 primarily related to the settlement of contingencies arising from the sales of television stations KHTV in Houston and KSTW in Seattle.

         During 1997, the Company recorded a pretax charge of $42,006 related to the closing of the Opryland theme park at the end of the 1997 operating season. Included in this charge are asset write-downs of $32,020 related primarily to property, equipment and inventory, estimated costs for employee severance and termination benefits of $5,100, and other costs related to closing of the park of $4,886. At December 31, 1998 and 1997, the Company had a remaining accrual of $258 and $6,439, respectively, related to the closing of the theme park, which is included in accounts payable and accrued liabilities in the consolidated balance sheets.

         Also during 1997, the Company recorded a $5,000 pretax charge to operations related to its plans to cease the European operations of CMT International effective March 31, 1998. The Company fully utilized this accrual during 1998.

         In addition, the Company sold television station KSTW in Seattle in 1997 for $160,000 in cash. The sale resulted in a pretax gain of $144,259, which is included in other gains and losses in the consolidated statements of income. The Company utilized the net proceeds from the sale to reduce outstanding indebtedness. The sale of the television station included program rights of $10,625 and related program contracts payable of $10,269.

         In 1996, the Company sold television station KHTV in Houston for $97,800, including certain working capital and other adjustments of approximately $4,300. The sale resulted in a pretax gain of $73,850, which is included in other gains and losses in the consolidated statements of income. The sale of the television station included program rights of $32,235 and related program contracts payable of $23,766.

6.  PROPERTY AND EQUIPMENT:

         Property and equipment at December 31 is recorded at cost and summarized as follows:

                                                                 1998                1997
                                                               --------            --------
                  Land and land improvements                   $ 95,300            $ 89,782
                  Buildings                                     472,804             452,661
                  Furniture, fixtures and equipment             261,286             232,834
                  Construction in progress                       15,101              12,292
                                                               --------            --------
                                                                844,491             787,569
                  Accumulated depreciation                      257,593             237,302
                                                               --------            --------
                  Property and equipment, net                  $586,898            $550,267
                                                               ========            ========

         Depreciation expense for 1998, 1997 and 1996 was $35,602, $44,839 and $42,101, respectively. Capitalized interest for 1997 and 1996 was $186 and $3,383, respectively. The Company recorded capital leases during 1998 of $9,743, which are included in furniture, fixtures and equipment.

7.  INCOME TAXES:

         The provision for income taxes for the years ended December 31 consists of:

                                                                       1998            1997           1996
                                                                     --------        --------        -------
                  Current:
                       Federal                                       $ (2,810)       $ 86,342        $69,585
                       State                                            1,315           5,020          1,845
                                                                     --------        --------        -------
                            Total current provision (benefit)          (1,495)         91,362         71,430
                                                                     --------        --------        -------
                  Deferred:
                       Federal                                         19,747         (79,496)         1,771
                       State                                              421          (1,074)           348
                                                                     --------        --------        -------
                            Total deferred provision (benefit)         20,168         (80,570)         2,119
                                                                     --------        --------        -------
                            Total provision for income taxes         $ 18,673        $ 10,792        $73,549
                                                                     ========        ========        =======

         Provision is made for deferred federal and state income taxes in recognition of certain temporary differences in reporting items of income and expense for financial statement purposes and income tax purposes. The effective tax rate as applied to income from continuing operations for the years ended December 31 differed from the statutory federal rate due to the following:

                                                              1998       1997       1996
                                                              ----       ----       ----
                  Statutory federal rate                       35%        35%        35%
                  State taxes                                   1          2          2
                  Merger related revaluation of reserves       --        (37)        --
                  Non-deductible losses                         1          7         --
                  Other items, net                             --         --         (1)
                                                              ----       ----       ----
                                                               37%         7%        36%
                                                              ====       ====       ====

         The components of the net deferred tax liability as of December 31 are:

                                                                           1998                  1997
                                                                         -------               -------
                  Deferred tax assets:
                       Amortization                                      $ 6,546               $13,733
                       Accounting reserves and accruals                   23,495                35,153
                       Other, net                                          4,780                 2,463
                                                                         -------               -------
                            Total deferred tax assets                     34,821                51,349
                                                                         -------               -------

                  Deferred tax liabilities:
                       Depreciation                                       42,257                38,296
                       Accounting reserves and accruals                   45,311                45,632
                                                                         -------               -------
                            Total deferred tax liabilities                87,568                83,928
                                                                         -------               -------
                            Net deferred tax liability                   $52,747               $32,579
                                                                         =======               =======

         During 1997, the Company recorded a deferred tax benefit of $55,000 related to the revaluation of certain reserves as a result of the Restructuring and Merger. The tax benefits associated with the exercise of stock options reduced income taxes payable by $60 and $6,598 in 1998 and 1997, respectively, and are reflected as an increase in additional paid-in capital. In addition, the Company reached settlements of routine Internal Revenue Service audits of the Company's 1991-1993 tax returns during 1997. These settlements had no material impact on the Company's financial position or results of operations.

         Cash payments for income taxes were approximately $11,400, $81,700 and $83,400 in 1998, 1997 and 1996, respectively.

8. LONG-TERM DEBT:

         Long-term debt at December 31 consists of:

                                                               1998                   1997
                                                             --------               --------

                  1997 Credit Facility                       $252,828               $387,977
                  Capital lease obligations                     9,384                     --
                  Other debt                                   20,769                    420
                                                             --------               --------
                       Total debt                             282,981                388,397
                  Less amounts due in one year                  6,269                     --
                                                             --------               --------
                       Total long-term debt                  $276,712               $388,397
                                                             ========               ========


         Annual maturities of long-term debt, including capital lease obligations, are as follows:

                         1999                                     $  6,269
                         2000                                        9,318
                         2001                                        4,128
                         2002                                      259,225
                         2003                                        1,577
                         Years thereafter                            2,464
                                                                  --------
                               Total                              $282,981
                                                                  ========

         In August 1997, the Company entered into a revolving credit facility (the "1997 Credit Facility") and utilized the proceeds to retire outstanding indebtedness. The lenders under the 1997 Credit Facility are a syndicate of banks with NationsBank of Texas, N.A. acting as agent (the "Agent"). The maximum amount that can be borrowed under the 1997 Credit Facility is $600,000. The final maturity of the 1997 Credit Facility is July 2002. The 1997 Credit Facility is unsecured and is guaranteed by certain of the Company's subsidiaries.

         Amounts outstanding under the 1997 Credit Facility bear interest at a rate, at the Company's option, equal to either (i) the higher of the Agent's prime rate or the federal funds rate plus 0.5%, or (ii) LIBOR plus a margin ranging from 0.4% to 1% depending on the Company's debt ratings or ratio of debt to capitalization. At December 31, 1998, the Company's borrowing rate under the 1997 Credit Facility was LIBOR plus 0.75%. In addition, the Company is required to pay a commitment fee ranging between 0.125% and 0.25% per year, depending on the Company's debt ratings or the ratio of debt to capitalization, on the average unused portion of the 1997 Credit Facility, as well as an annual administrative fee. The weighted average interest rates for borrowings under revolving credit agreements for 1998, 1997 and 1996 were 6.6%, 6.4% and 6.4%, respectively.

         The 1997 Credit Facility requires the Company to maintain certain financial ratios and minimum stockholders' equity levels and subjects the Company to limitations on, among other things, mergers and sales of assets, additional indebtedness, capital expenditures, investments, acquisitions, liens, and transactions with affiliates. At December 31, 1998, the Company was in compliance with all financial covenants under the 1997 Credit Facility.

         During 1995, the Company amended its unsecured revolving credit agreement (the "1995 Credit Facility") to provide for an unsecured revolving loan of up to $400,000 until its expiration on December 31, 2000. According to the 1995 Credit Facility's terms, at the time borrowings were made, the Company elected an interest rate of the prime rate or LIBOR plus 0.5% to 1.0%, depending on certain of the Company's financial ratios. Additionally, the Company was required to pay annual commitment fees based on 0.25% or 0.1875% of the average daily unused portion of the total commitment available as determined by certain of the Company's financial ratios. The 1995 Credit Facility was retired with borrowings under the 1997 Credit Facility.

         Capital lease obligations provide for aggregate payments, including interest, of approximately $1,900 each year. At December 31, 1998, future minimum payments for capital leases were $12,013, including $2,629 representing interest.

         Other debt consists primarily of revolving lines of credit utilized by Pandora in the production of films. At December 31, 1998, Pandora's revolving lines of credit had $9,519 outstanding, provide for additional borrowings of approximately $10,000, and bear interest at LIBOR plus a margin ranging from 1.4% to 1.6%. The weighted average interest rate related to Pandora's revolving lines of credit subsequent to the acquisition of Pandora during 1998 was 7.0%.

         During 1993, the Company entered into an agreement for a $35,000 term loan ("Term Loan") and issued $150,000 of 7.19% fixed-rate senior notes ("Senior Notes"). The weighted average interest rates for the borrowings under the Term Loan for 1997 and 1996 were 6.2% and 6.1%, respectively. The Term Loan and Senior Notes were prepaid during 1997 by utilizing borrowings under the 1997 Credit Facility.

         Accrued interest payable for 1998 and 1997 was $1,176 and $1,462, respectively, and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. Cash paid for interest for 1998, 1997 and 1996, excluding amounts capitalized, was $30,217, $30,747 and $20,564, respectively.

9. STOCKHOLDERS' EQUITY:

         As a result of the Distribution during 1997, each holder of record of Old Gaylord Common Stock on the record date for the Distribution received a number of shares of Common Stock of the Company equal to one-third the number of shares of Old Gaylord Common Stock held by such holder. Cash was distributed in lieu of any fractional shares of the Common Stock. Holders of Common Stock are entitled to one vote per share. Holders of Class A Common Stock and Class B Common Stock of Old Gaylord were entitled to one vote per share and five votes per share, respectively.

         At December 31, 1995, treasury stock consisted of 3,110,000 Class B shares of Old Gaylord Common Stock. In August 1996, the Company's Board of Directors retired the Old Gaylord Common Stock held in treasury. The cost of the treasury stock in excess of par value was charged to additional paid-in capital. In October 1996, Old Gaylord's Board of Directors authorized the repurchase of up to $100,000 of the outstanding Old Gaylord Class A Common Stock over a three year period. Treasury stock of $7,647 held by Old Gaylord immediately prior to the Merger was retired and the cost of the treasury stock in excess of par value was charged to additional paid-in capital.

         A 5% stock dividend was paid by Old Gaylord in 1996, subject to which retained earnings were reduced by $125,078. Approximately 4,742,000 additional shares of Old Gaylord Common Stock were issued in 1996 as a result of the stock dividend.

         All income per share and dividend per share amounts in the consolidated financial statements have been restated to reflect the retroactive application of the Distribution and stock dividend.

10.  STOCK PLANS:

         At December 31, 1998 and 1997, 2,491,081 and 2,111,445 shares, respectively, of Common Stock were reserved for future issuance pursuant to the exercise of stock options under stock option and incentive plans for directors and key employees. As a result of the Distribution, the Company adopted a new stock option plan whereby all options to acquire Old Gaylord Common Stock that were held by persons who, following the Distribution, were employees, former employees or directors of the Company were converted into fully vested and exercisable options to acquire Common Stock. As a result of the conversion of options to acquire Old Gaylord Common Stock into options to acquire Common Stock, the number of options issued was adjusted with an offsetting adjustment in option price to maintain the same intrinsic value and original term of the option. Under the terms of these plans, stock options are granted with an exercise price equal to the fair market value at the date of grant and generally expire ten years after the date of grant. Generally, stock options granted to non-employee directors are exercisable one year from the date of grant, while options granted to employees are exercisable two to five years from the date of grant. The Company accounts for these plans under APB Opinion No. 25 under which no compensation expense for employee stock options has been recognized. If compensation cost for these plans had been determined consistent with SFAS No. 123, the Company's net income and income per share for the years ended December 31 would have been reduced to the following pro forma amounts:

                                                                 1998              1997              1996
                                                              ----------       -----------       -----------

                  Net income:
                       As reported                            $   31,194       $   143,899       $   131,165
                                                              ==========       ===========       ===========
                       Pro forma                              $   29,778       $   142,146       $   130,503
                                                              ==========       ===========       ===========
                  Income per share:
                       As reported                            $     0.95       $      4.45       $      4.07
                                                              ==========       ===========       ===========
                       Pro forma                              $     0.91       $      4.40       $      4.05
                                                              ==========       ===========       ===========

                  Income per share - assuming dilution:
                       As reported                            $     0.94       $      4.41       $      4.02
                                                              ==========       ===========       ===========
                       Pro forma                              $     0.90       $      4.35       $      4.00
                                                              ==========       ===========       ===========

         Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: risk-free interest rates of 5.5%, 6.0% and 6.2%; expected volatility of 26.6%, 32.0% and 32.4%; expected lives of 7.1, 6.9 and 8.9 years; expected dividend rates of 2.7%, 2% and 2%. The weighted average fair value of options granted was $9.52, $8.77 and $10.32 in 1998, 1997 and 1996, respectively.

         The plans also provide for the award of restricted stock. At December 31, 1998 and 1997, awards of restricted stock of 81,940 and 131,940 shares, respectively, of Common Stock were outstanding. Restricted stock issued prior to the Distribution and Merger vested under the change in control provisions under the plans. The market value at the date of grant of these restricted shares was recorded as unearned compensation as a component of stockholders' equity. Unearned compensation is amortized over the vesting period of the restricted stock.

         During 1996, the number and exercise prices of all options outstanding were adjusted to recognize the effect of the stock dividend described in Note 9. The stock dividend adjustment resulted in an increase in the number of stock options and a reduction of the exercise prices. Stock option awards available for future grant under the stock plans at December 31, 1998 and 1997 were 185,873 and 581,323 shares of Common Stock, respectively. Stock option transactions under the plans are summarized as follows:

                                                 1998                             1997                          1996
                                     -----------------------------     -------------------------      --------------------------
                                                         Weighted                      Weighted                        Weighted
                                                         Average                        Average                         Average
                                         Number          Exercise        Number        Exercise          Number        Exercise
                                        of Shares         Price         of Shares       Price          of Shares        Price
                                     -----------------------------     -------------------------      --------------------------
Outstanding at beginning of year        2,111,445      $   23.06        2,864,184     $   14.03        2,779,265      $   12.98
Granted                                   400,500          31.90          998,924         28.24          286,612          25.09
Exercised                                 (15,814)         20.96       (1,363,834)        10.49         (128,614)         10.57
Effect of option conversions                   --             --         (249,548)           --               --             --
Canceled                                   (5,050)         28.24         (138,281)        23.74          (73,079)         23.38
                                     ---------------------------      -------------------------       --------------------------
Outstanding at end of year              2,491,081      $   24.42        2,111,445     $   23.06        2,864,184      $   14.03
                                     ===========================      =========================       ==========================
Exercisable at end of year              1,312,159      $   19.99        1,112,973     $   18.41        2,329,297      $   11.96
                                     ===========================      =========================       ==========================


         A summary of stock options outstanding as of December 31, 1998 is as follows:

                                                                                 Weighted
                    Option          Weighted                                      Average
                   Exercise         Average                                      Remaining
                    Price           Exercise       Number                       Contractual
                    Range            Price       of Shares      Exercisable         Life
                 ------------       ------       ---------      -----------      ----------
                 $      10.17       $10.17         362,579         362,579       2.8 years
                  19.47-26.05        21.33         626,462         592,640       5.0 years
                  27.35-34.00        29.15       1,502,040         356,940       8.8 years
                 ------------       ------       ---------       ---------       ----------
                 $10.17-34.00       $24.42       2,491,081       1,312,159       7.0 years
                 ============       ======       =========       =========       ==========



11.  COMMITMENTS AND CONTINGENCIES:

         Rental expense related to operating leases was $5,234, $14,552 and $11,771 for 1998, 1997 and 1996, respectively. Future minimum lease commitments under all noncancelable operating leases in effect as of December 31, 1998 are as follows:

                  1999                                     $ 3,051
                  2000                                       2,691
                  2001                                       2,100
                  2002                                         899
                  2003                                         608
                  Years thereafter                           1,558
                                                           -------
                  Total                                    $10,907
                                                           =======


         During 1998, the Company terminated an operating lease for a satellite transponder related to the European operations of CMT International. The termination of the satellite transponder lease resulted in a pretax charge of $9,200 during 1998, which is included in other gains and losses in the consolidated statements of income.

          The Company was notified during 1997 by Nashville governmental authorities of an increase in appraised value and property tax rates related to the Opryland Hotel resulting in an increased tax assessment. The Company has contested the increases and has been awarded a partial reduction in the assessed values. The Company is in the process of appealing the appraised values. At December 31, 1998, the Company's cumulative disputed property taxes are $2,800, which have not been reflected in the consolidated financial statements. The Company believes it has adequately provided for its property taxes and intends to vigorously contest the increased tax assessment.

         The Company is involved in certain legal actions and claims on a variety of matters. It is the opinion of management that such legal actions will not have a material effect on the results of operations, financial condition or liquidity of the Company.

12.  RETIREMENT PLANS:

         The Company has a noncontributory defined benefit pension plan in which substantially all of its employees are eligible to participate upon meeting the pension plan's participation requirements. The benefits are based on years of service and compensation levels. The funding policy of the Company is to contribute annually an amount which equals or exceeds the minimum required by applicable law.

         The following table sets forth the funded status at December 31:

                                                                          1998                 1997
                                                                        --------             --------
         Change in benefit obligation:
              Benefit obligation at beginning of year                   $ 41,167             $ 36,601
                   Service cost                                            2,124                2,058
                   Interest cost                                           3,036                2,697
                   Amendments                                                 --                 (523)
                   Actuarial loss                                          4,578                4,396
                   Benefits paid                                          (4,425)              (4,062)
                                                                        --------             --------
              Benefit obligation at end of year                           46,480               41,167
                                                                        --------             --------

         Change in plan assets:
              Fair value of plan assets at beginning of year              41,048               34,084
                   Actual return on plan assets                            7,348                6,840
                   Employer contributions                                  4,428                4,186
                   Benefits paid                                          (4,425)              (4,062)
                                                                        --------             --------
              Fair value of plan assets at end of year                    48,399               41,048
                                                                        --------             --------
                        Funded status                                      1,919                 (119)
         Unrecognized net actuarial loss                                   3,758                3,299
         Unrecognized prior service cost                                    (403)                (478)
                                                                        --------             --------
                        Prepaid pension cost                            $  5,274             $  2,702
                                                                        ========             ========


         Net periodic pension expense reflected in the consolidated statements of income included the following components for the years ended December 31:

                                                              1998         1997         1996
                                                            -------      -------      -------
         Service cost                                       $ 2,124      $ 2,058      $ 1,827
         Interest cost                                        3,036        2,697        2,550
         Expected return on plan assets                      (3,229)      (2,837)      (2,420)
         Recognized net actuarial loss                           --          824          566
         Amortization of prior service cost                     (74)          34           --
                                                            -------      -------      -------
              Total net periodic pension expense            $ 1,857      $ 2,776      $ 2,523
                                                            =======      =======      =======

         The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.0% and 7.5% in 1998 and 1997, respectively. The rate of increase in future compensation levels and the expected long-term rate of return on plan assets were 4% and 8%, respectively, in both 1998 and 1997.

         The Company also has contributory retirement savings plans in which substantially all employees are eligible to participate. The Company contributes an amount equal to the lesser of one-half of the amount of the employee's contribution or 3% of the employee's salary. Company contributions under the retirement savings plans were $1,860, $2,142 and $2,055 for 1998, 1997 and 1996, respectively.

13.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

         The Company sponsors unfunded defined benefit postretirement health care and life insurance plans for certain employees. The Company contributes toward the cost of health insurance benefits and contributes the full cost of providing life insurance benefits. In order to be eligible for these postretirement benefits, an employee must retire after attainment of age 55 and completion of 15 years of service, or attainment of age 65 and completion of 10 years of service.

         Generally, for employees who retired prior to January 1, 1993 and who met the other age and service requirements, the Company contributes 100% of the employee and spouse's health care premium, and provides a life insurance benefit of 100% of pay up to $50. For employees retiring on or after January 1, 1993 and who meet the other age and service requirements, the Company contributes from 50% to 90% of the health care premium based on years of service, 50% of the health care premium for the spouses of eligible retirees regardless of service, and provides a life insurance benefit of $12.

         The following table reconciles the change in benefit obligation of the postretirement plans to the accrued postretirement liability as reflected in other liabilities in the accompanying consolidated balance sheets at December 31:

                                                                   1998              1997
                                                                 --------          --------
         Change in benefit obligation:
              Benefit obligation at beginning of year            $ 18,044          $ 18,158
                   Service cost                                     1,565             1,488
                   Interest cost                                    1,288             1,270
                   Actuarial (gain) loss                            2,245            (2,400)
                   Contributions by plan participants                  77                48
                   Benefits paid                                     (623)             (520)
                                                                 --------          --------
              Benefit obligation at end of year                    22,596            18,044

         Unrecognized net actuarial gain                            1,569             4,007
                                                                 --------          --------
                        Accrued postretirement liability         $ 24,165          $ 22,051
                                                                 ========          ========


         Net postretirement benefit expense reflected in the consolidated statements of income included the following components for the years ended December 31:

                                                            1998        1997       1996
                                                           ------      ------     ------
               Service cost                                $1,565      $1,488     $1,174
               Interest cost                                1,288       1,270      1,185
               Recognized net actuarial gain                 (194)         --         --
                                                           ------      ------     ------
                    Net postretirement benefit expense     $2,659      $2,758     $2,359
                                                           ======      ======     ======

         For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care claims was assumed for 1998. The health care cost trend is projected to decline by 1% every two years to an ultimate level trend rate of 6% per year in 2002. The health care cost trend rates are not applicable to the life insurance benefit plan. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, a 1% increase in the assumed health care cost trend rate each year would increase the accumulated postretirement benefit obligation as of December 31, 1998 by approximately 19% and the aggregate of the service and interest cost components of net postretirement benefit expense would increase approximately 23%. Conversely, a 1% decrease in the assumed health care cost trend rate each year would decrease the accumulated postretirement benefit obligation as of December 31, 1998 by approximately 17% and the aggregate of the service and interest cost components of net postretirement benefit expense would decrease approximately 22%. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and 7.5% in 1998 and 1997, respectively.

14.  FINANCIAL REPORTING BY BUSINESS SEGMENTS:

         In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information", which the Company adopted on January 1, 1998. The Company is organized and managed based upon its products and services. The following information is derived directly from the segments' internal financial reports used for corporate management purposes. The expenses, capital expenditures and identifiable assets attributable to corporate activities are not allocated to the operating segments.

                                                            1998             1997             1996
                                                        -----------      -----------      -----------
         Revenues:
              Hospitality and attractions               $   294,504      $   346,931      $   313,023
              Broadcasting and music                        223,743          202,680          102,368
              Cable networks                                  6,228          276,384          331,767
                                                        -----------      -----------      -----------
                   Total                                $   524,475      $   825,995      $   747,158
                                                        ===========      ===========      ===========

         Operating income:
              Hospitality and attractions               $    46,094      $    52,024      $    45,938
              Broadcasting and music                         32,647           18,056           23,846
              Cable networks                                (11,511)          56,865           84,884
              Corporate                                     (24,297)         (26,789)         (25,061)
              Merger costs and restructuring charge              --          (36,299)              --
              Theme park closing charge                          --          (42,006)              --
                                                        -----------      -----------      -----------
                   Total                                $    42,933      $    21,851      $   129,607
                                                        ===========      ===========      ===========

         Depreciation and amortization:
              Hospitality and attractions               $    28,590      $    31,998      $    28,861
              Broadcasting and music                          8,037            6,945            4,421
              Cable networks                                  1,817           10,924           12,406
              Corporate                                       4,340            3,530            3,168
                                                        -----------      -----------      -----------
                   Total                                $    42,784      $    53,397      $    48,856
                                                        ===========      ===========      ===========

         Capital expenditures:
              Hospitality and attractions               $    27,537      $    27,770      $    85,692
              Broadcasting and music                         17,906            9,110            4,572
              Cable networks                                    538            9,477           21,522
              Corporate                                       5,212            2,882            3,756
                                                        -----------      -----------      -----------
                   Total                                $    51,193      $    49,239      $   115,542
                                                        ===========      ===========      ===========

                                                            1998             1997             1996
                                                        -----------      -----------      -----------
         Identifiable assets:
              Hospitality and attractions               $   619,894      $   592,159      $   644,132
              Broadcasting and music                        287,188          214,184           86,960
              Cable networks                                 13,596           10,160          208,482
              Corporate                                      91,314          301,059          242,674
                                                        -----------      -----------      -----------
                   Total                                $ 1,011,992      $ 1,117,562      $ 1,182,248
                                                        ===========      ===========      ===========


15.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

                                              FIRST       SECOND         THIRD         FOURTH
                                             QUARTER      QUARTER       QUARTER        QUARTER
                                             --------     --------     ---------      ---------
1998

Revenues                                     $108,021     $126,963     $ 134,904      $ 154,587
                                             ========     ========     =========      =========
Depreciation and amortization                $  9,830     $ 10,600     $  11,171      $  11,183
                                             ========     ========     =========      =========
Operating income                             $    462     $ 13,010     $  11,402      $  18,059
                                             ========     ========     =========      =========
Net income                                   $  2,039     $  7,322     $   7,143      $  14,690
                                             ========     ========     =========      =========
Net income per share                         $   0.06     $   0.22     $    0.22      $    0.45
                                             ========     ========     =========      =========
Net income per share - assuming dilution     $   0.06     $   0.22     $    0.22      $    0.44
                                             ========     ========     =========      =========

1997

Revenues                                     $185,068     $249,736     $ 245,481      $ 145,710
                                             ========     ========     =========      =========
Depreciation and amortization                $ 12,539     $ 15,707     $  14,460      $  10,691
                                             ========     ========     =========      =========
Operating income (loss)                      $ 15,119     $ 44,342     $  (8,054)     $ (29,556)
                                             ========     ========     =========      =========
Income (loss) before cumulative effect
     of accounting change                    $  8,616     $121,932     $  42,316      $ (21,428)
                                             ========     ========     =========      =========
Net income (loss)                            $  1,079     $121,932     $  42,316      $ (21,428)
                                             ========     ========     =========      =========
Income per share:

Income (loss) before cumulative effect
     of accounting change                    $   0.27     $   3.79     $    1.30      $   (0.66)
                                             ========     ========     =========      =========
Net income (loss)                            $   0.03     $   3.79     $    1.30      $   (0.66)
                                             ========     ========     =========      =========
Income per share - assuming dilution:

Income (loss) before cumulative effect
     of accounting change                    $   0.27     $   3.75     $    1.30      $   (0.65)
                                             ========     ========     =========      =========
Net income (loss)                            $   0.03     $   3.75     $    1.30      $   (0.65)
                                             ========     ========     =========      =========

         Certain of the Company's operations are subject to seasonal fluctuation. The first calendar quarter is the weakest quarter for most television and radio broadcasters, including the Company, as advertising revenues are lower in the post-Christmas period. Revenues in the music business are typically weakest in the first calendar quarter following the Christmas buying season.

         During the first quarter of 1998, the Company recognized a pretax gain of $3,296 on the sale of investments. During the second quarter of 1998, the Company recognized a pretax gain related to the sale of its investment in the Texas Rangers Baseball Club, Ltd. of $15,109; a pretax loss of $23,616 related to the write-off of a note receivable from Z Music; and pretax gains totaling $8,538 primarily related to the settlement of contingencies arising from the sales of television stations KHTV in Houston and KSTW in Seattle. In the fourth quarter of 1998, the Company recorded a pretax gain of $15,000 related to a long-term note receivable and a pretax charge of $9,200 related to the termination of an operating lease for a satellite transponder.

          The Company recorded a change in accounting principle of $7,537, net of taxes of $4,798, effective January 1, 1997 related to deferred preopening expenses. During the second quarter of 1997, the Company recorded a pretax gain of $144,259 on the sale of television station KSTW in Seattle. During the third quarter of 1997, the Company recorded pretax merger costs and a restructuring charge of $22,645 and $13,654, respectively, related to the Merger; a non-cash pretax charge of $11,740 to write-down program rights at television station KTVT; and a deferred income tax benefit of $55,000 related to the revaluation of certain reserves as a result of the Restructuring and Merger. In the fourth quarter of 1997, the Company recorded a pretax charge of $42,006 related to asset write-downs and related charges in conjunction with the closing of the Opryland theme park and recorded a pretax charge of $5,000 related to plans to cease the European operations of CMT International.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Gaylord Entertainment Company:

         We have audited the accompanying consolidated balance sheets of Gaylord Entertainment Company (a Delaware corporation) and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gaylord Entertainment Company and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN  LLP

Nashville, Tennessee
February 5, 1999