Form 10-K/A, Exhibit 13
period 1998-12-31
GAYLORD ENTERTAINMENT CO /DE
filed 1999-05-17
CIK 1040829

                                                                    EXHIBIT 13.2

MARKET RISK

         The following discusses the Company's exposure to market risk related to changes in interest rates and foreign currency exchange rates.

         OUTSTANDING DEBT OF THE COMPANY - The Company has exposure to interest rate changes primarily relating to outstanding indebtedness under the 1997 Credit Facility. As of December 31, 1998, the Company had outstanding debt of $283.0 million, $252.8 million of which was outstanding under the 1997 Credit Facility. The majority of the Company's debt, including the 1997 Credit Facility, bears interest at rates which vary with changes in the London Interbank Offered Rate (LIBOR). The weighted average interest rate on the Company's borrowings in 1998 was 6.6%. The Company has not undertaken any actions to manage interest market risk, and does not speculate on the future direction of interest rates. If LIBOR rates were to increase by 100 basis points, the estimated impact on the Company's consolidated financial statements would be to reduce net income by approximately $1.6 million after taxes based on amounts outstanding at December 31, 1998. Increases in interest rates could also increase the interest expense associated with future borrowings by the Company, if any.

         NOTES RECEIVABLE - The Company also has exposure to interest rate changes relating to the fair market value of certain outstanding long-term notes receivable with fixed interest rates. As of December 31, 1998, the Company had outstanding long-term notes receivable of $9.0 million, $7.5 million of which was receivable from Bass Pro. Subsequent to December 31, 1998, the Company advanced an additional $28.1 million to Bass Pro under an unsecured note agreement. Except for the $7.5 million receivable from Bass Pro, all of the Company's notes receivable bear interest at fixed rates, and therefore would become less valuable if interest rates were to rise.

         CASH BALANCES - Certain of the Company's outstanding cash balances are occasionally invested overnight with high credit quality financial institutions. The Company does not have significant exposure to changing interest rates on invested cash at December 31, 1998. As a result, the interest rate market risk implicit in these investments at December 31, 1998, if any, is low.

         FOREIGN CURRENCY EXCHANGE RATE RISK - Substantially all of the Company's revenues are realized in U.S. Dollars and are from customers in the United States. Although the Company owns certain subsidiaries who conduct business in foreign markets and whose transactions are settled in foreign currencies, these operations are not material to the overall operations of the Company. Therefore, the Company does not believe it has any significant foreign currency exchange rate risk. The Company generally does not hedge against foreign currency exchange rate changes and does not speculate on the future direction of foreign currencies.

         SUMMARY - Based on the Company's overall market interest rate and foreign currency exchange rate exposure at December 31, 1998, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates or fluctuations in foreign currency exchange rates on the Company's consolidated financial position, results of operations or cash flows would not be material.