Form 10-K, Exhibit 13
period 1999-12-31
GAYLORD ENTERTAINMENT CO /DE
filed 2000-03-30
CIK 1040829

                                                                    EXHIBIT 13.1


ITEM 6.  SELECTED FINANCIAL DATA

         The following selected historical financial data for the five years ended December 31, 1999 is derived from the Company's audited consolidated financial statements. The unaudited selected consolidated pro forma income statement data for the year ended December 31, 1997 is presented as if the Distribution and the CBS Merger had occurred on January 1, 1997. The unaudited selected consolidated pro forma information does not purport to represent what the Company's results of operations would have been had such transactions, in fact, occurred on such date or to project the Company's financial position or results of operations for any future period. The information in the following table should be read in conjunction with the Company's consolidated financial statements and related notes included herein.

                                                                        YEARS ENDED DECEMBER 31,
                                   --------------------------------------------------------------------------------------------
                                                                     UNAUDITED
                                             ACTUAL                  PRO FORMA                          ACTUAL
                                   --------------------------        ---------       ------------------------------------------
                                      1999             1998           1997(5)         1997(6)(7)         1996           1995
                                   ---------        ---------        ---------        ---------        ---------      ---------
                                                            (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
     Hospitality and attractions   $ 245,705        $ 246,354        $ 311,418        $ 311,418        $ 280,411      $ 244,279
     Creative content                205,565          203,537          162,782          162,782           46,918         48,608
     Interactive media                54,224           68,942           85,952          350,415          417,613        413,219
     Corporate and other               5,294            5,642            1,380            1,380            2,216          1,354
                                   ---------        ---------        ---------        ---------        ---------      ---------
          Total revenues             510,788          524,475          561,532          825,995          747,158        707,460
                                   ---------        ---------        ---------        ---------        ---------      ---------
Operating expenses:
     Operating costs                 324,560          315,077          363,369(8)(9)    511,162(8)(9)    443,236        442,208(8)
     Selling, general and
          administrative             138,318          123,681          132,511          161,280          125,459        115,361
     Merger costs                     (1,741)              --           22,645(10)       22,645(10)           --             --
     Restructuring charges             3,102               --           13,654(10)       13,654(10)           --             --
     Line of business closing
          charges                     12,201(1)            --           42,006(11)       42,006(11)           --             --
     Depreciation and amortization:
          Hospitality and
               attractions            25,515           23,835           28,544           28,544           25,570         18,570
          Creative content            13,757            9,294            6,553            6,553            3,229          2,976
          Interactive media            6,553            4,415            4,709           13,870           15,989         12,812
          Corporate and other          6,749            5,240            4,430            4,430            4,068          3,728
                                   ---------        ---------        ---------        ---------        ---------      ---------
          Total depreciation and
               amortization           52,574           42,784           44,236           53,397           48,856         38,086
                                   ---------        ---------        ---------        ---------        ---------      ---------
          Total operating expenses   529,014          481,542          618,421          804,144          617,551        595,655
                                   ---------        ---------        ---------        ---------        ---------      ---------
Operating income (loss):
     Hospitality and attractions      38,270           44,051           50,846           50,846           42,634         36,843
     Creative content                (11,366)          11,339           11,689           11,689            7,010          9,235
     Interactive media                (5,596)           8,211          (14,810)(8)(9)    63,930(8)(9)    103,708         88,553(8)
     Corporate and other             (25,972)         (20,668)         (26,309)         (26,309)         (23,745)       (22,826)
     Merger costs                      1,741               --          (22,645)(10)     (22,645)(10)          --             --
     Restructuring charges            (3,102)              --          (13,654)(10)     (13,654)(10)          --             --
     Line of business closing
       charges                       (12,201)(1)           --          (42,006)(11)     (42,006)(11)          --             --
                                   ---------        ---------        ---------        ---------        ---------      ---------
          Total operating income
               (loss)                (18,226)          42,933          (56,889)          21,851          129,607        111,805
Interest expense                     (16,101)         (30,031)         (26,994)         (27,177)         (19,538)        (4,200)
Interest income                        6,275           25,606           23,726           24,022           22,904          7,011
Other gains and losses               589,574(2)(3)     11,359(3)(4)    146,193(12)      143,532(12)       71,741(15)     (8,264)(16)
                                   ---------        ---------        ---------        ---------        ---------      ---------
     Income from continuing
          operations before
          provision for income
          taxes                      561,522           49,867           86,036          162,228          204,714        106,352

Provision for income taxes           211,730           18,673          (19,788)(13)      10,792(13)       73,549         40,945
                                   ---------        ---------        ---------        ---------        ---------      ---------
     Income from continuing
          operations                 349,792           31,194          105,824          151,436          131,165         65,407
Discontinued operations, net of
     taxes                                --               --               --               --               --         42,998(3)
Cumulative effect of accounting
     change, net of taxes                 --               --           (7,537)(14)      (7,537)(14)          --             --
                                   ---------        ---------        ---------        ---------        ---------      ---------
          Net income               $ 349,792        $  31,194        $  98,287        $ 143,899        $ 131,165      $ 108,405
                                   =========        =========        =========        =========        =========      =========
Income per share:
     Income from continuing
          operations               $   10.63        $    0.95        $    3.27        $    4.68        $    4.07      $    2.04
                                   =========        =========        =========        =========        =========      =========
     Net income                    $   10.63        $    0.95        $    3.04        $    4.45        $    4.07      $    3.38
                                   =========        =========        =========        =========        =========      =========
Income per share - assuming
     dilution:
     Income from continuing
          operations               $   10.53        $    0.94        $    3.24        $    4.64        $    4.02      $    2.01
                                   =========        =========        =========        =========        =========      =========
     Net income                    $   10.53        $    0.94        $    3.01        $    4.41        $    4.02      $    3.33
                                   =========        =========        =========        =========        =========      =========
Dividends per share                $    0.80        $    0.65              N/A        $    1.05        $    1.08      $    0.89
                                   =========        =========        =========        =========        =========      =========




                                                                           AS OF DECEMBER 31,
                                          ----------------------------------------------------------------------------
                                              1999             1998              1997           1996           1995
                                          ------------      ----------        ----------     ----------     ----------
BALANCE SHEET DATA:                                                     (AMOUNTS IN THOUSANDS)
Total assets                              $1,732,384(2)     $1,011,992        $1,117,562     $1,182,248     $1,095,812
Total debt, including current portion        310,123           282,981(3)        388,397        363,409        340,044
Total stockholders' equity                   961,159(2)        525,160           516,224        512,963        419,106



(1)      Charge related to the closing of Word's Unison Records label.

(2) Includes a pretax gain of $459,307 on the divestiture of television station KTVT in Dallas-Fort Worth in exchange for CBS Series B preferred stock which is convertible into 10,141,691 shares of CBS common stock, $4,210 of cash, and other consideration. The CBS Series B preferred stock was included in total assets at its current value of $648,434 at December 31, 1999.

(3) In 1993, the Company formalized plans to sell its cable television systems segment (the "Systems") and began accounting for the Systems as discontinued operations. The Systems were sold in September 1995, which resulted in a gain of $42,998, net of income taxes of $30,824. Net proceeds were $198,800 in cash and a note receivable with a face amount of $165,688, which was recorded at $150,688, net of a $15,000 discount. As part of the sale transaction, the Company also received contractual equity participation rights (the "Rights") equal to 15% of the net distributable proceeds from future asset sales. During 1998, the Company collected the full amount of the note receivable and recorded a pretax gain of $15,000 related to the note receivable discount. During 1999, the Company received cash and recognized a pretax gain of $129,875 representing the value of the Rights. The proceeds from the note receivable prepayment and the Rights were used to reduce outstanding bank indebtedness.

(4)      Includes:
         (a) a pretax gain of $16,072 on the sale of the Company's investment in the Texas Rangers Baseball Club, Ltd.;
         (b) a pretax gain totaling $8,538 primarily related to the settlement of contingencies from the sales of television stations KHTV in Houston and KSTW in Seattle;
         (c) a pretax loss of $23,616 on the write-off of a note receivable from Z Music; and
         (d) a pretax loss of $9,200 related to the termination of an operating lease for a satellite transponder for CMT International.
(5) Reflects the unaudited pro forma results of operations as if the CBS Merger had occurred on January 1, 1997.
(6) Includes the results of operations of the Cable Networks Business for the first nine months of 1997. On October 1, 1997, the Cable Networks Business was acquired by CBS in the CBS Merger.
(7) In January 1997, the Company purchased the net assets of Word for approximately $120,000. The results of operations of Word have been included from the date of acquisition.
(8) Includes pretax charges of $11,740 and $13,302 for 1997 and 1995, respectively, for the write-down to net realizable value of certain television program rights.

(9) Includes a pretax charge of $5,000 related to plans to cease the European operations of CMT International effective March 31, 1998.
(10) The merger costs and the 1997 restructuring charge are related to the CBS Merger.
(11) Charge related to the closing of the Opryland theme park at the end of the 1997 operating season.
(12) Includes a pretax gain of $144,259 on the sale of television station KSTW in Seattle.
(13) Includes a deferred tax benefit of $55,000 related to the revaluation of certain reserves as a result of the 1997 Restructuring and CBS Merger.
(14) Reflects the cumulative effect of the change in accounting method for deferred preopening costs to expense these costs as incurred, effective January 1, 1997, of $12,335, net of a related tax benefit of $4,798.
(15) Includes a pretax gain of $73,850 on the sale of television station KHTV in Houston.
(16) Includes a pretax loss of $5,529 to reflect the loss upon the disposal of the Company's 14% limited partnership interest in the Fiesta Texas theme park.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         During 1999, the Company restated its reportable segments for all periods presented based upon an internal realignment of operational responsibilities. The Company is managed using the following four business segments: hospitality and attractions, creative content, interactive media, and corporate and other. Certain events which occurred during each of 1999, 1998 and 1997 affect the comparability of the Company's results of operations among the periods under review. The principal events are as follows:

DIVESTITURE OF KTVT

         In October 1999, CBS Corporation acquired the Company's television station KTVT in Dallas-Ft. Worth in exchange for $485 million of CBS Series B convertible preferred stock, $4.2 million of cash and other consideration. The Company recorded a pretax gain of $459.3 million, which is included in other gains and losses in the consolidated statements of income.

UNISON RECORDS CLOSING

         During 1999, the Company recorded a pretax loss of $12.2 million related to the closing of Unison Records, a specialty record label of Word which dealt primarily in value-priced acoustical and instrumental recordings. The Unison closing charge is reflected as a line of business closing charge in the consolidated statements of income. The Unison closing charge includes write-downs of the carrying value of inventories, accounts receivable and other assets of $4.3 million, $3.5 million and $3.9 million, respectively, and other costs associated with the Unison closing of $0.5 million.

GAYLORD ENTERTAINMENT CENTER NAMING RIGHTS

         During 1999, the Company entered into a naming rights agreement related to the Nashville Arena with the Nashville Predators of the National Hockey League. The Nashville Arena has been renamed the Gaylord Entertainment Center as a result of the agreement. The contractual commitment requires the Company to pay $2.1 million during the first year of the contract, with a 5% escalation each year for the next 20 years. The Company is accounting for the naming rights agreement expense on a straight-line basis over the 20 year contract period.

GAYLORD DIGITAL

         During the third quarter of 1999, the Company announced the creation of a new division formed to initiate a focused Internet strategy, and the acquisition of a controlling equity interest in two online operations, Musicforce.com and Lightsource.com. This division is currently known as Gaylord Digital. At December 31, 1999, the Company had acquired 84% of Musicforce.com and Lightsource.com for $23.4 million in cash. The parties entered into option agreements regarding the additional equity interests in the online operations. The acquisition was financed through borrowings under the Company's revolving credit agreement and has been accounted for using the purchase method of accounting. The Company expects that Gaylord Digital will have operating losses of approximately $20 million (excluding goodwill amortization) during the combined period of 1999 and 2000.

REORGANIZATION AND CBS MERGER

         Prior to September 30, 1997, the Company was a wholly owned subsidiary of a corporation which was then known as Gaylord Entertainment Company ("Old Gaylord"). On October 1, 1997, Old Gaylord consummated a merger transaction with CBS (the "CBS Merger"), pursuant to which Old Gaylord became a wholly owned subsidiary of CBS. Prior to the CBS Merger, Old Gaylord completed the 1997 restructuring whereby certain assets and liabilities that were part of Old Gaylord's hospitality, attractions, music, television and radio businesses, including all of its long-term debt, as well as CMT International and the management of and option to acquire 95% of Z Music, were transferred to or retained by the Company. As a result of the 1997 restructuring and the CBS Merger, substantially all of the assets of the Cable Networks Business and its liabilities, to the extent that they arose out of or related to the Cable Networks Business, were acquired by CBS. The operating results of the Cable Networks Business are included in the consolidated statements of income through September 30, 1997.

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

RESULTS OF OPERATIONS

         The following table contains selected income statement data for each of the three years ended December 31, 1999, 1998 and 1997 (in thousands). The unaudited pro forma data for the year ended December 31, 1997 is presented as if the CBS Merger had occurred on January 1, 1997. The table also shows the percentage relationships to total revenues and, in the case of segment operating income, its relationship to segment revenues.


YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Unaudited
                                           Actual                 Actual               Pro Forma                Actual
                                            1999          %        1998         %        1997           %        1997         %
-----------------------------------------------------------------------------------------------------------------------------------
Revenues:
     Hospitality and attractions          $ 245,705      48.1%   $ 246,354     47.0%   $ 311,418       55.5%   $ 311,418     37.7%
     Creative content                       205,565      40.3      203,537     38.8      162,782       29.0      162,782     19.7
     Interactive media                       54,224      10.6       68,942     13.1       85,952       15.3      350,415     42.4
     Corporate and other                      5,294       1.0        5,642      1.1        1,380        0.2        1,380      0.2
------------------------------------------------------------------------------------------------------------------------------------
          Total revenues                    510,788     100.0      524,475    100.0      561,532      100.0      825,995    100.0
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
     Operating costs                        324,560      63.5      315,077     60.1      363,369       64.7      511,162     61.9
     Selling, general and
          administrative                    138,318      27.1      123,681     23.6      132,511       23.6      161,280     19.5
     Merger costs                            (1,741)     (0.3)          --       --       22,645        4.0       22,645      2.7
     Restructuring charges                    3,102       0.6           --       --       13,654        2.4       13,654      1.7
     Line of business closing charges        12,201       2.4           --       --       42,006        7.5       42,006      5.1
     Depreciation and amortization:
          Hospitality and attractions        25,515                 23,835                28,544                  28,544
          Creative content                   13,757                  9,294                 6,553                   6,553
          Interactive media                   6,553                  4,415                 4,709                  13,870
          Corporate and other                 6,749                  5,240                 4,430                   4,430
------------------------------------------------------------------------------------------------------------------------------------
               Total depreciation and
                    amortization             52,574      10.3       42,784      8.1       44,236        7.9       53,397      6.5
------------------------------------------------------------------------------------------------------------------------------------
          Total operating expenses          529,014     103.6      481,542     91.8      618,421      110.1      804,144     97.4
------------------------------------------------------------------------------------------------------------------------------------
Operating income (loss):
     Hospitality and attractions             38,270      15.6       44,051     17.9       50,846       16.3       50,846     16.3
     Creative content                       (11,366)     (5.5)      11,339      5.6       11,689        7.2       11,689      7.2
     Interactive media                       (5,596)    (10.3)       8,211     11.9      (14,810)     (17.2)      63,930     18.2
     Corporate and other                    (25,972)       --      (20,668)      --      (26,309)        --      (26,309)      --
     Merger costs                             1,741        --           --       --      (22,645)        --      (22,645)      --
     Restructuring charges                   (3,102)       --           --       --      (13,654)        --      (13,654)      --
     Line of business closing charges       (12,201)       --           --       --      (42,006)        --      (42,006)      --
------------------------------------------------------------------------------------------------------------------------------------
          Total operating income (loss)   $ (18,226)     (3.6)%  $  42,933      8.2%   $ (56,889)     (10.1)%  $  21,851      2.6%
====================================================================================================================================

YEAR ENDED DECEMBER 31, 1999, COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUES

         TOTAL REVENUES - Total revenues decreased $13.7 million, or 2.6%, to $510.8 million in 1999 primarily due to the effect of the divestiture of KTVT. Excluding the total revenues of KTVT from both periods, total revenues increased $1.9 million, or 0.4%, in 1999.

         HOSPITALITY AND ATTRACTIONS - Revenues in the hospitality and attractions segment decreased $0.6 million, or 0.3%, to $245.7 million in 1999. Revenues of the Opryland Hotel Nashville decreased $0.4 million to $223.4 million in 1999. The hotel's occupancy rate decreased to 78.0% in 1999 compared to 79.1% in 1998. The hotel sold 789,600 rooms in 1999 compared to 801,900 rooms sold in 1998, reflecting a 1.5% decrease from 1998. The hotel's average daily rate decreased to $137.18 in 1999 from $138.51 in 1998. During 1999, the hotel changed the calculation of its average daily rates in an attempt to report amounts that are more consistent with industry standards and restated the average daily rate calculations for all prior periods. This change is expected to result in average daily rates that are approximately 2% lower than those previously reported. Revenues associated with the Company's attractions properties decreased $1.0 million in 1999 related to continued softness in Nashville tourism. These decreases were partially offset by increased revenues of $0.9 million in 1999 from the Inn at Opryland, which was purchased in April 1998.

         CREATIVE CONTENT - Revenues in the creative content segment increased $2.0 million, or 1.0%, to $205.6 million in 1999. The increase results primarily from the revenues of Jack Nicklaus Productions, which was acquired in December 1999, of $7.1 million. Revenues from the Wildhorse Saloon in Orlando, Florida, which opened in April 1998, increased $1.9 million in 1999. Pandora revenues decreased $3.4 million, or 30.2%, to $7.9 million in 1999 due to fewer film releases in 1999. Revenues of Word decreased $2.5 million, or 1.9%, to $129.6 million in 1999 related to declines at the now-closed Unison label and a decline in sales of children's products.

         INTERACTIVE MEDIA - Revenues in the interactive media segment decreased $14.7 million, or 21.3%, to $54.2 million in 1999 due to the effect of the divestiture of KTVT in October 1999. Excluding the revenues of KTVT from both periods, revenues in the interactive media segment increased $0.8 million to $18.2 million in 1999. The revenues of KTVT were $36.1 million and $51.6 million in 1999 and 1998, respectively. Revenues of the Company's Internet division, now known as Gaylord Digital, subsequent to its formation in 1999 were $1.6 million. The Company's WWTN FM radio station produced increased revenues of $1.2 million in 1999. The revenues of CMT International decreased $1.8 million in 1999 primarily related to CMT International ceasing its European operations effective March 31, 1998.

         CORPORATE AND OTHER - Revenues in the corporate and other segment decreased $0.3 million to $5.3 million in 1999. Corporate and other segment revenues consist primarily of consulting and other services revenues related to the Opry Mills partnership in both 1999 and 1998, which will not be continuing beyond 1999.

OPERATING EXPENSES

         TOTAL OPERATING EXPENSES - Total operating expenses increased $47.5 million, or 9.9%, to $529.0 million in 1999. Operating costs, as a percentage of revenues, increased to 63.5% during 1999 as compared to 60.1% during 1998. Selling, general and administrative expenses, as a percentage of revenues, increased to 27.1% during 1999 as compared to 23.6% in 1998.

         OPERATING COSTS - Operating costs increased $9.5 million, or 3.0%, to $324.6 million in 1999. Excluding the operating costs of KTVT from both periods, operating costs increased $13.1 million, or 4.5%, to $306.1 million in 1999. The increase is primarily the result of the December 1999 acquisition of Jack Nicklaus Productions, which had operating costs in 1999 of $6.5 million and the operating costs of the Company's Internet division, now known as Gaylord Digital, of $2.7 million. Operating costs of the Wildhorse Saloon locations increased $3.6 million in 1999 related to increased revenues and the opening of the Orlando, Florida location in April 1998. The operating costs of Word increased $2.8 million in 1999 related to increased revenues of lower-margin distributed products and increased costs associated with the relocation of Word's warehouse from Texas to Tennessee. Costs associated with the growth strategy of Z Music increased operating costs by $2.0 million in 1999. These increases were partially offset in 1999 by decreased operating costs at the Opryland Hotel Nashville of $1.0 million.

         SELLING, GENERAL AND ADMINISTRATIVE - Selling, general and administrative expenses increased $14.6 million, or 11.8%, to $138.3 million in 1999. Excluding the selling, general and administrative expenses of KTVT from the results of both periods, selling, general and administrative expenses increased $17.3 million, or 15.1%, in 1999. The 1999 increase is primarily attributable to higher selling, general and administrative expenses of Word of $8.3 million and Gaylord Digital of $4.4 million. Corporate selling, general and administrative expenses, consisting primarily of senior management salaries and benefits, legal, human resources, accounting, and other administrative costs, increased $3.7 million in 1999, including $1.4 million of expense associated with the naming rights for the Gaylord Entertainment Center subsequent to entering into the naming rights agreement. The expense associated with the naming rights agreement for the Gaylord Entertainment Center will be approximately $3.4 million in 2000 based upon the straight-line accounting for the naming rights expense. Hotel development efforts of the Opryland Hospitality Group increased selling, general and administrative expenses $2.3 million in 1999. The selling, general and administrative costs of the Opryland Hotel Nashville increased $2.2 million in 1999 primarily related to higher selling and marketing costs. These increases were partially offset by the 1998 recognition of a valuation reserve of $4.3 million on a long-term note receivable from Z Music, Inc.

         MERGER COSTS AND RESTRUCTURING CHARGES - During 1999, the Company recognized a nonrecurring restructuring charge of $3.1 million related to streamlining the Company's operations, primarily the Opryland Hotel Nashville. The restructuring charge includes estimated costs for employee severance and termination benefits of $2.4 million and other restructuring costs of $0.7 million. As of December 31, 1999, the Company has recorded cash charges of $2.6 million against the restructuring accrual. Additionally, the Company reversed $1.7 million of the merger costs accrual originally recorded in 1997 related to the CBS Merger based upon the settlement of the remaining contingencies associated with the merger transaction.

         LINE OF BUSINESS CLOSING CHARGES - During 1999, the Company recorded a pretax loss of $12.2 million related to the closing of Unison Records, a specialty record label of Word which dealt primarily in value-priced acoustical and instrumental recordings. The Unison closing charge is reflected as a line of business closing charge in the consolidated statements of income. The Unison closing charge includes write-downs of the carrying value of inventories, accounts receivable and other assets of $4.3 million, $3.5 million and $3.9 million, respectively, and other costs associated with the Unison closing of $0.5 million.

         DEPRECIATION AND AMORTIZATION - Depreciation and amortization increased $9.8 million, or 22.9%, to $52.6 million in 1999. Excluding the depreciation and amortization of KTVT from both periods, depreciation and amortization increased $9.6 million, or 23.7%, in 1999. The increase is primarily attributable to the depreciation expense of capital expenditures and the amortization expense of intangible assets, primarily goodwill, associated with acquisitions.

OPERATING INCOME (LOSS)

         Total operating income decreased $61.2 million to an operating loss of $18.2 million during 1999. Excluding the operating results of KTVT, merger costs reduction, the restructuring charge and the line of business closing charge from both periods, total operating income decreased $38.1 million to an operating loss of $13.0 million in 1999.

         Hospitality and attractions segment operating income decreased $5.8 million to $38.3 million in 1999 primarily related to lower operating income produced by the Opryland Hotel Nashville and expenses associated with the Opryland Hospitality Group hotel developments. The operating income of the creative content segment decreased $22.7 million to an operating loss of $11.4 million in 1999 primarily related to lower operating income generated by Word and Pandora. Excluding the operating income of KTVT from both periods, the operating loss of the interactive media segment increased $4.4 million to an operating loss of $14.0 million in 1999 primarily as a result of the operating losses of the Company's Internet division, now known as Gaylord Digital. The operating income of KTVT was $8.4 million and $17.8 million in 1999 and 1998, respectively.

         Operating expenses associated with the Company's development plans related to hotel expansion projects, Gaylord Digital, and record labels are expected to significantly impact the Company's results of operations during 2000. Currently, the Company is expecting net losses for the year ended December 31, 2000, excluding any nonrecurring items, in the range of $48 million to $50 million, or $1.43 to $1.50 per diluted share.

INTEREST EXPENSE

         Interest expense decreased $13.9 million to $16.1 million in 1999. The decrease in 1999 is primarily attributable to lower average borrowing levels and lower weighted average interest rates during 1999 than in 1998. During the fourth quarter of 1998, the Company used proceeds of $238.4 million from a long-term note receivable to reduce outstanding indebtedness. During the first quarter of 1999, the Company used the proceeds from the equity participation rights described below to further reduce outstanding indebtedness. The Company's weighted average interest rate on its borrowings was 6.4% in 1999 compared to 6.6% in 1998.

         The Company is currently negotiating with its lenders and others regarding the Company's future financing arrangements, which may include the monetization of the CBS preferred stock acquired as part of the KTVT disposal as well as other financing arrangements. The Company's effective interest rates on its future financing structure are expected to be higher than the Company's historical effective interest rates, with such increase potentially being significantly higher than historical effective interest rates.

INTEREST INCOME

         Interest income decreased $19.3 million to $6.3 million in 1999. The decrease in 1999 primarily relates to the December 1998 collection of a long-term note receivable. See "Liquidity and Capital Resources" This decrease was partially offset in 1999 by nonrecurring interest income of $2.0 million related to the settlement of contingencies between the Company and CBS as well as interest income earned from Bass Pro, including a $1.8 million prepayment penalty.

OTHER GAINS AND LOSSES

         Other gains and losses during 1999 were comprised of the following pretax amounts, in millions:

                                                                 GAIN/
                                                                 (LOSS)
                                                                 ------
                  Gain on divestiture of KTVT                    $459.3
                  Gain on equity participation rights             129.9
                  Other gains and losses, net                       0.4
                                                                 ------
                                                                 $589.6
                                                                 ======

         During 1995, the Company sold its cable television systems (the "Systems"). Net proceeds consisted of $198.8 million in cash and a 10-year note receivable with a face amount of $165.7 million. The note receivable was recorded net of a $15.0 million discount to reflect the note at fair value. During 1998, the Company received $238.4 million representing prepayment of the entire balance of the note receivable and related accrued interest. The Company recorded a $15.0 million pretax gain during 1998 related to the note receivable discount originally recorded as part of the Systems sale transaction. During 1999, the Company recognized a pretax gain of $129.9 million related to the collection of $130 million in proceeds from the redemption of certain equity participation rights in the Systems.

         In October 1999, CBS acquired the Company's television station KTVT in Dallas-Ft. Worth in exchange for $485 million of CBS Series B convertible preferred stock, $4.2 million of cash and other consideration. The Company recorded a pretax gain of $459.3 million, which is included in other gains and losses in the consolidated statements of income.

         The Company recorded a pretax loss of $23.6 million during 1998 related to the write-off of a note receivable from Z Music when the Company foreclosed on the note receivable and took a controlling interest in the assets of Z Music. Also during 1998, the Company sold its investment in the Texas Rangers Baseball Club, Ltd. for $16.1 million and recognized a gain of the same amount.

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

INCOME TAXES

         The Company's provision for income taxes was $211.7 million in 1999 compared to $18.7 million in 1998. The Company's effective tax rate on its income before provision for income taxes was 37.7% for 1999 compared to 37.4% for 1998.

YEAR ENDED DECEMBER 31, 1998, COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUES

            TOTAL REVENUES - Total revenues decreased $301.5 million, or 36.5%, to $524.5 million in 1998 primarily due to the effect of the CBS Merger. On a pro forma basis, assuming the CBS Merger had occurred on January 1, 1997, total revenues would have decreased $37.1 million, or 6.6%, in 1998. The decrease on a pro forma basis is primarily attributable to the closing of the Opryland theme park at the end of the 1997 operating season and the sale of television station KSTW in June 1997. Excluding the total revenues of the Cable Networks Business, the Opryland theme park and KSTW from the 1997 results, total revenues increased $33.7 million, or 6.9%, in 1998. The increase was primarily attributable to increased revenues in the creative content segment, principally from Word.

            HOSPITALITY AND ATTRACTIONS - Revenues in the hospitality and attractions segment decreased $65.1 million, or 20.9%, to $246.4 million in 1998, primarily due to the closing of the Opryland theme park at the end of the 1997 operating season. Excluding the revenues of the Opryland theme park from 1997, revenues in the hospitality and attractions segment decreased $6.6 million, or 2.6%, in 1998. The decrease relates primarily to decreased revenues from the Opryland Hotel Nashville of $7.6 million, or 3.3%, to $223.8 million in 1998 principally because of fewer rooms sold to convention groups and a slowdown in the Nashville tourism market. The hotel's occupancy rate decreased to 79.1% in 1998 compared to 85.4% in 1997. The hotel sold 801,900 rooms in 1998 compared to 862,300 rooms sold in 1997, reflecting a 7.0% decrease from 1997. The hotel's average daily rate increased to $138.51 in 1998 from $131.82 in 1997. The decrease in revenues from the Opryland Hotel Nashville is partially offset in 1998 by revenues from the Inn at Opryland, subsequent to its acquisition in April 1998, of $4.1 million.

            CREATIVE CONTENT - Revenues in the creative content segment increased $40.8 million, or 25.0%, to $203.5 million in 1998. The increase results primarily from increased revenues at Word of $19.9 million and revenues from Pandora subsequent to the date of its acquisition of $11.3 million. Revenues increased from the Oklahoma Redhawks baseball team by $5.9 million in 1998.

            INTERACTIVE MEDIA - Revenues in the interactive media segment decreased $281.5 million to $68.9 million in 1998 due to the effect of the CBS Merger. On a pro forma basis, assuming the CBS Merger had occurred on January 1, 1997, revenues in the interactive media segment would have decreased $17.0 million in 1998, primarily as the result of the sale of KSTW in June 1997. Excluding the revenues of the Cable Networks Business and KSTW from 1997, revenues in the interactive media segment decreased $4.8 million, or 6.5%, in 1998. The decrease results primarily from CMT International ceasing its European operations effective March 31, 1998.

            CORPORATE AND OTHER - Revenues in the corporate and other segment increased $4.3 million to $5.6 million in 1998 primarily related to consulting and other services revenues related to the Opry Mills partnership of $5.0 million.


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

            OPERATING COSTS - Operating costs decreased $196.1 million, or 38.4%, to $315.1 million in 1998. On a pro forma basis, assuming the CBS Merger had occurred on January 1, 1997, operating costs would have decreased $48.3 million, or 13.3%, in 1998. The decrease on a pro forma basis is primarily the result of the December 1997 closing of the Opryland theme park and the June 1997 sale of television station KSTW. In addition, during 1997 the Company recorded nonrecurring charges to operations of $11.7 million for the write-down to net realizable value of certain program rights at television station KTVT and $5.0 million related to plans to cease the European operations of CMT International. Excluding the write-down of television program rights, the CMT International European charge and the operating costs of the Cable Networks Business, the Opryland theme park and KSTW from the 1997 results, operating costs increased $13.8 million, or 4.6%, in 1998. The increase during 1998 is primarily attributable to increased operating costs of Word of $11.3 million related to increased sales and the operating costs of the Wildhorse Saloon in Orlando, Florida, which opened in April 1998, of $3.5 million. The acquisition of Pandora in July 1998 increased operating costs by $8.4 million during 1998. Additionally, operating costs increased $3.2 million related to the Oklahoma Redhawks baseball team and increased $2.7 million related to hotel development costs of the Opryland Hospitality Group. These increases were partially offset during 1998 by decreased operating expenses of $12.0 million related to the European operations of CMT International, which ceased operations effective March 31, 1998, as well as decreased operating costs at the Opryland Hotel Nashville of $2.5 million.

            SELLING, GENERAL AND ADMINISTRATIVE - Selling, general and administrative expenses decreased $37.6 million, or 23.3%, to $123.7 million in 1998. On a pro forma basis, assuming the CBS Merger had occurred on January 1, 1997, selling, general and administrative expenses would have decreased $8.8 million, or 6.7%, during 1998. The decrease is primarily the result of the closing of the Opryland theme park at the end of the 1997 operating season and the June 1997 sale of television station KSTW. Excluding the selling, general and administrative expenses of the Cable Networks Business, the Opryland theme park and KSTW from the 1997 results, selling, general and administrative expenses increased $8.8 million, or 7.7%, in 1998. The increase is primarily attributable to higher selling, general and administrative expenses of Word and Blanton Harrell Entertainment, an artist management company, of $7.7 million and increased valuation reserves of $2.9 million related to a long-term note receivable from Z Music, as discussed below. Additionally, selling, general and administrative expenses increased $2.3 million related to the Wildhorse Saloon in Orlando, Florida, which opened in April 1998. Corporate general and administrative expenses, consisting primarily of senior management salaries and benefits, legal, human resources, accounting, and other administrative costs, decreased $3.6 million in 1998.

            MERGER COSTS AND RESTRUCTURING CHARGES - In connection with the CBS Merger, the Company recognized nonrecurring merger costs and a restructuring charge in 1997 of $22.6 million and $13.7 million, respectively. Merger costs included professional and registration fees, debt refinancing costs, and incentive compensation associated with the CBS Merger. The 1997 restructuring charge included estimated costs for employee severance and termination benefits of $6.5 million, asset write-downs of $3.7 million, and other costs associated with the restructuring of $3.5 million.

            LINE OF BUSINESS CLOSING CHARGES - During 1997, the Company recorded a pretax charge of $42.0 million related to the closing of the Opryland theme park at the end of the 1997 operating season. Included in this charge were asset write-downs of $32.0 million related primarily to property, equipment and inventory, estimated costs for employee severance and termination benefits of $5.1 million, and other costs related to the closing of the park of $4.9 million.

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

         Excluding the operating income of the Opryland theme park during 1997, hospitality and attractions segment operating income decreased $6.2 million in 1998 primarily related to lower operating income produced by the Opryland Hotel Nashville. Creative content segment operating income decreased $0.4 million in 1998 primarily related to the operating loss of the Wildhorse Saloon in Orlando, Florida partially offset by greater operating income generated by Word, the Oklahoma Redhawks baseball team and the acquisition of Pandora. Excluding the 1997 operating income of the Cable Networks Business and KSTW, the write-down of television program rights at KTVT during 1997 and the CMT International charge related to ceasing European operations in 1997, the operating income of the interactive media segment increased $6.7 million in 1998 primarily as a result of CMT International ceasing its European operations effective March 31, 1998. The operating loss of the corporate and other segment decreased $5.6 million primarily related to revenues from consulting and other services provided to the Opry Mills partnership.

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

         Other gains and losses during 1998 were comprised of the following pretax amounts, in millions:


                                                                             GAIN/
                                                                             (LOSS)
                                                                              -----
         Write-off of Z Music note receivable                                $(23.6)
         Gain on sale of Texas Rangers investment                              16.1
         Gain on long-term note receivable discount                            15.0
         Loss on termination of transponder operating lease                    (9.2)
         Settlement of contingencies from television station sales              8.5
         Other gains and losses, net                                            4.6
                                                                              -----
                                                                             $ 11.4
                                                                              =====

         The Company recorded a pretax loss of $23.6 million during 1998 related to the write-off of a note receivable from Z Music when the Company foreclosed on the note receivable and took a controlling interest in the assets of Z Music. Also during 1998, the Company sold its investment in the Texas Rangers Baseball Club, Ltd. for $16.1 million and recognized a gain of the same amount.

         During 1995, the Company sold its cable television systems (the "Systems"). Net proceeds consisted of $198.8 million in cash and a 10-year note receivable with a face amount of $165.7 million. The note receivable was recorded net of a $15.0 million discount to reflect the note at fair value. During 1998, the Company received $238.4 million representing prepayment of the entire balance of the note receivable and related accrued interest. The Company recorded a $15.0 million pretax gain during 1998 related to the note receivable discount originally recorded as part of the Systems sale transaction.

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

INCOME TAXES

         The Company's provision for income taxes was $18.7 million in 1998 compared to $10.8 million in 1997. During 1997, the Company recorded a deferred tax benefit of $55.0 million related to the revaluation of certain reserves as a result of the 1997 restructuring and CBS Merger. The Company's effective tax rate on its income before provision for income taxes was 37.4% for 1998 compared to 6.7% for 1997.

ACCOUNTING CHANGE

         Effective January 1, 1997, the Company changed its method of accounting for deferred preopening costs to expense these costs as incurred. Prior to 1997, preopening costs were deferred and amortized over five years on a straight-line basis. The Company recorded a $7.5 million charge, net of taxes of $4.8 million, to record the cumulative effect of this accounting change. This change did not have a significant impact on results of operations before the cumulative effect of this accounting change for 1997.


LIQUIDITY AND CAPITAL RESOURCES

         In August 1997, the Company entered into a revolving credit facility (the "1997 Credit Facility") and utilized the proceeds to retire outstanding indebtedness. The lenders under the 1997 Credit Facility are a syndicate of banks with Bank of America, N.A. acting as agent (the "Agent"). The 1997 Credit Facility was amended subsequent to December 31, 1999. As amended, the maximum amount that can be borrowed under the 1997 Credit Facility is $525 million with a final maturity of July 31, 2000. As amended, the 1997 Credit Facility is secured by the CBS Series B preferred stock acquired in the KTVT disposal and is guaranteed by certain of the Company's subsidiaries. At February 29, 2000, the Company had approximately $190 million of available borrowing capacity under the 1997 Credit Facility.

         Amounts outstanding under the 1997 Credit Facility, as amended subsequent to December 31, 1999, bear interest at a rate, at the Company's option, equal to either (i) the higher of the Agent's prime rate or the federal funds rate plus 0.5%, or (ii) LIBOR plus 1%. At December 31, 1999, the Company's borrowing rate under the 1997 Credit Facility was LIBOR plus 0.5%. In addition, the Company is required to pay a commitment fee of 0.375% per year on the average unused portion of the 1997 Credit Facility, as amended, as well as an annual administrative fee.

         The 1997 Credit Facility, as amended, subjects the Company to limitations on, among other things, mergers and sales of assets, additional indebtedness, capital expenditures, investments, acquisitions, liens, and transactions with affiliates. At December 31, 1999, the Company was in compliance with all financial covenants under the 1997 Credit Facility, as amended subsequent to December 31, 1999.

         During 1995, the Company sold the Systems to CCT Holdings Corp ("CCTH"). Net proceeds consisted of $198.8 million in cash and a 10-year note receivable with a face amount of $165.7 million. As part of the sale transaction, the Company also received contractual equity participation rights (the "Rights") equal to 15% of the net distributable proceeds, as defined, from certain future asset sales by the buyer of the Systems. During the fourth quarter of 1998, the Company received $238.4 million representing prepayment of the entire balance of the CCTH note receivable and related accrued interest. During January 1999, the Company received cash and recognized a pretax gain of approximately $130 million representing the value of the Rights upon the sale of the Systems. The proceeds from the note receivable prepayment and the Rights were used to reduce outstanding indebtedness under the 1997 Credit Facility.

         During 1999, the Company advanced $28.1 million to Bass Pro, an entity in which the Company owns a minority interest, under an unsecured note agreement which bears interest at 8% annually and is due in 2003. During 1999, Bass Pro prepaid $18.1 million of this note. Bass Pro completed a restructuring at the end of 1999 whereby certain assets, including a resort hotel in Southern Missouri and an interest in a manufacturer of fishing boats, are no longer owned by Bass Pro.

         During February 2000, the Company's Board of Directors voted to discontinue the payment of dividends on its common stock. The Company paid common stock dividends of $26.4 million in 1999. The Company currently projects capital expenditures for 2000 of approximately $260 million, which includes approximately $200 million related to the Company's hotel expansion projects in Florida and Texas.

         The Company is currently negotiating with its lenders and others regarding the Company's future financing arrangements, which may include the monetization of the CBS preferred stock acquired as part of the KTVT disposal. At February 29, 2000, the CBS preferred stock had a fair value of approximately $600 million, based upon the conversion ratio into CBS common stock. Management expects that a new financing structure will be finalized prior to the expiration of the 1997 Credit Facility at July 31, 2000. The Company's management believes that the net cash flows from operations, together with the amount expected to be available for borrowing under the 1997 Credit Facility and the Company's future financing arrangements, will be sufficient to satisfy anticipated future cash requirements, including its projected capital expenditures, of the Company on both a short-term and long-term basis.

YEAR 2000

         During 1996, the Company formed an internal task force responsible for assessing, testing and correcting the Company's information technology and systems risks associated with the year 2000. The task force completed its assessment of the Company's systems, identified the Company's hardware, software and equipment that would not operate properly in the year 2000, and took the appropriate action to ensure compliance. In certain instances, hardware, software and equipment that would not operate properly in the year 2000 was replaced. The Company has not encountered any significant system problems associated with the year 2000. The costs of the Company's year 2000 remediation efforts were approximately $9 million. Included in the Company's costs were hardware and software replacements of approximately $7 million, which were capitalized. The Company is unaware of any remaining risks and uncertainties associated with information technology operating properly in the year 2000 that would result in a material adverse effect on the Company's business, financial condition, results of operations or liquidity.

SEASONALITY

         Certain of the Company's operations are subject to seasonal fluctuation. Revenues in the music business are typically weakest in the first calendar quarter following the Christmas buying season.

NEWLY ISSUED ACCOUNTING STANDARD

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective, as amended, for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires all derivatives to be recognized in the statement of financial position and to be measured at fair value. The Company anticipates adopting the provisions of SFAS No. 133 effective April 1, 2000 and is continuing to determine the effects of SFAS No. 133 on the Company's financial statements.

FORWARD-LOOKING STATEMENTS / RISK FACTORS

         This report contains certain forward-looking statements regarding, among other things, the anticipated financial and operating results of the Company. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions investors that future financial and operating results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. The Company's future operating results depend on a number of factors which were derived utilizing numerous assumptions and other important factors that, if altered, could cause actual results to differ materially from those projected in forward-looking statements. These factors, many of which are beyond the Company's control, include the level of popularity of country music and country lifestyles; the level of popularity of Christian music and family values lifestyles; the ability to integrate acquired operations into the Company's businesses; the ability of the Company to implement successfully its focused Internet strategy; the ability of the Opryland Hospitality Group to successfully develop hotel properties in other markets; the advertising market in the United States in general and in the Company's Nashville radio markets in particular; the perceived attractiveness of Nashville, Tennessee and the Company's properties as convention and tourist destinations; consumer tastes and preferences for the Company's programming and other entertainment offerings; competition; market risk associated with the CBS stock owned by the Company; the impact of weather on construction schedules; and consolidation in the broadcasting and cable distribution industries.

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

MARKET RISK

         The following discusses the Company's exposure to market risk related to changes in stock prices, interest rates and foreign currency exchange rates.

         Investments - At December 31, 1999, the Company held an investment in 10,141.691 shares of CBS Corporation Series B convertible preferred stock (the "CBS Stock"), which was acquired in 1999 as consideration in the disposal of television station KTVT. Each share of the CBS Stock is convertible into 1,000 shares of CBS Corporation common stock and is held for other than trading purposes. The Company has exposure for changes in the market price of the CBS Corporation common stock. The Company has not undertaken any actions to manage market price risk associated with the CBS Stock. At December 31, 1999, the fair value of the Company's investment in the CBS Stock was $648.4 million. A 20% increase in the stock price of CBS Corporation common stock would increase the fair value of the investment in CBS Stock by $129.7 million on a pretax basis. Conversely, a 20% decrease in the stock price of CBS Corporation common stock would decrease the fair value of the investment in CBS Stock by $129.7 million on a pretax basis.

         Outstanding Debt - The Company has exposure to interest rate changes primarily relating to outstanding indebtedness under the 1997 Credit Facility. As of December 31, 1999, the Company had outstanding debt of $310.1 million, $294.0 million of which was outstanding under the 1997 Credit Facility. The majority of the Company's debt, including the 1997 Credit Facility, bears interest at rates which vary with changes in the London Interbank Offered Rate (LIBOR). The weighted average interest rate on the Company's borrowings in 1999 was 6.4%. The Company has not undertaken any actions to manage interest market risk, and does not speculate on the future direction of interest rates. If LIBOR rates were to increase by 100 basis points, the estimated impact on the Company's consolidated financial statements would be to reduce net income by approximately $1.8 million after taxes based on amounts outstanding at December 31, 1999. The Company is currently negotiating with its lenders and others regarding the Company's future financing arrangements. Increases in interest rates will increase the interest expense associated with future borrowings by the Company.

         Notes Receivable - The Company also has exposure to interest rate changes relating to the fair market value of outstanding long-term notes receivable with fixed interest rates. As of December 31, 1999, the Company had outstanding long-term notes receivable of $19.7 million. The majority of the Company's notes receivable bear interest at fixed rates, and therefore would become less valuable if interest rates were to rise.

         Cash Balances - Certain of the Company's outstanding cash balances are occasionally invested overnight with high credit quality financial institutions. The Company does not have significant exposure to changing interest rates on invested cash at December 31, 1999. As a result, the interest rate market risk implicit in these investments at December 31, 1999, if any, is low.

         Foreign Currency Exchange Rates - Substantially all of the Company's revenues are realized in U.S. dollars and are from customers in the United States. Although the Company owns certain subsidiaries who conduct business in foreign markets and whose transactions are settled in foreign currencies, these operations are not material to the overall operations of the Company. Therefore, the Company does not believe it has any significant foreign currency exchange rate risk. The Company does not hedge against foreign currency exchange rate changes and does not speculate on the future direction of foreign currencies.

         Summary - Based upon the Company's overall market risk exposures at December 31, 1999, the Company believes that the effects of changes in the stock price of CBS Corporation common stock or interest rates on the Company's consolidated financial position, results of operations or cash flows could be material. However, the Company believes that fluctuations in foreign currency exchange rates on the Company's consolidated financial position, results of operations or cash flows would not be material.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               1999         1998         1997
                                                            ---------    ---------    ---------
Revenues                                                    $ 510,788    $ 524,475    $ 825,995
Operating expenses:
     Operating costs                                          324,560      315,077      511,162
     Selling, general and administrative                      138,318      123,681      161,280
     Merger costs                                              (1,741)          --       22,645
     Restructuring charges                                      3,102           --       13,654
     Line of business closing charges                          12,201           --       42,006
     Depreciation and amortization                             52,574       42,784       53,397
                                                            ---------    ---------    ---------
          Operating income (loss)                             (18,226)      42,933       21,851
Interest expense                                              (16,101)     (30,031)     (27,177)
Interest income                                                 6,275       25,606       24,022
Other gains and losses                                        589,574       11,359      143,532
                                                            ---------    ---------    ---------
     Income before provision for income taxes                 561,522       49,867      162,228
Provision for income taxes                                    211,730       18,673       10,792
                                                            ---------    ---------    ---------
     Income before cumulative effect of accounting change     349,792       31,194      151,436
Cumulative effect of accounting change, net of taxes               --           --       (7,537)
                                                            ---------    ---------    ---------
     Net income                                             $ 349,792    $  31,194    $ 143,899
                                                            =========    =========    =========
Income per share:
Income before cumulative effect of accounting change        $   10.63    $    0.95    $    4.68
Cumulative effect of accounting change, net of taxes               --           --        (0.23)
                                                            ---------    ---------    ---------
     Net income                                             $   10.63    $    0.95    $    4.45
                                                            =========    =========    =========
Income per share - assuming dilution:
Income before cumulative effect of accounting change        $   10.53    $    0.94    $    4.64
Cumulative effect of accounting change, net of taxes               --           --        (0.23)
                                                            ---------    ---------    ---------
     Net income                                             $   10.53    $    0.94    $    4.41
                                                            =========    =========    =========

        The accompanying notes are an integral part of these statements.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                       1999           1998
                                                                                                   -----------    -----------
                                     ASSETS
Current assets:
     Cash and cash equivalents                                                                     $    18,696    $    18,746
     Trade receivables, less allowance of $7,474 and $5,517, respectively                               83,289         94,429
     Inventories                                                                                        28,527         27,018
     Other assets                                                                                       33,524         49,009
                                                                                                   -----------    -----------
          Total current assets                                                                         164,036        189,202
                                                                                                   -----------    -----------
Property and equipment, net of accumulated depreciation                                                611,582        586,898
Intangible assets, net of accumulated amortization                                                     141,874        117,529
Investments                                                                                            742,155         78,140
Long-term notes receivable, net                                                                         19,715          9,015
Other assets                                                                                            53,022         31,208
                                                                                                   -----------    -----------
          Total assets                                                                             $ 1,732,384    $ 1,011,992
                                                                                                   ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Current portion of long-term debt                                                             $   299,788    $     6,269
     Accounts payable and accrued liabilities                                                          128,123        115,837
                                                                                                   -----------    -----------
          Total current liabilities                                                                    427,911        122,106
                                                                                                   -----------    -----------
Long-term debt, net of current portion                                                                  10,335        276,712
Deferred income taxes                                                                                  292,966         52,747
Other liabilities                                                                                       38,693         33,039
Minority interest                                                                                        1,320          2,228

Commitments and contingencies

Stockholders' equity:
     Preferred stock, $.01 par value, 100,000 shares authorized, no shares issued or outstanding            --             --
     Common stock, $.01 par value, 150,000 shares authorized, 33,282 and 32,808 shares
          issued and outstanding, respectively                                                             333            328
     Additional paid-in capital                                                                        512,308        500,434
     Retained earnings                                                                                 351,028         26,699
     Unrealized gain on investments                                                                     99,858             --
     Other stockholders' equity                                                                         (2,368)        (2,301)
                                                                                                   -----------    -----------
          Total stockholders' equity                                                                   961,159        525,160
                                                                                                   -----------    -----------
          Total liabilities and stockholders' equity                                               $ 1,732,384    $ 1,011,992
                                                                                                   ===========    ===========

        The accompanying notes are an integral part of these statements.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                             (AMOUNTS IN THOUSANDS)

                                                                                      1999         1998         1997
                                                                                   ---------    ---------    ---------
Cash Flows from Operating Activities:
     Net income                                                                    $ 349,792    $  31,194    $ 143,899
     Amounts to reconcile net income to net cash flows provided by operating activities:
          Depreciation and amortization                                               52,574       42,784       53,397
          Provision (benefit) for deferred income taxes                              176,644       20,168      (80,570)
          Gain on equity participation rights                                       (129,875)          --           --
          Gain on long-term note receivable                                               --      (15,000)          --
          Gain on sale of investments                                                     --      (20,118)          --
          Write-off of Z Music note receivable                                            --       23,616           --
          Cumulative effect of accounting change, net of taxes                            --           --        7,537
          Line of business closing charges                                            12,201           --       42,006
          Write-down of television program rights                                         --           --       11,740
          Noncash interest income                                                         --           --      (22,936)
          Gain on divestiture of television stations                                (459,307)          --     (144,259)
          Changes in (net of acquisitions and divestitures):
               Trade receivables                                                      11,519       (4,485)      (6,744)
               Interest receivable on long-term note                                      --       48,385           --
               Accounts payable and accrued liabilities                                2,121      (19,521)      24,506
               Other assets and liabilities                                           (9,512)     (28,782)      (2,195)
                                                                                   ---------    ---------    ---------
                    Net cash flows provided by operating activities                    6,157       78,241       26,381
                                                                                   ---------    ---------    ---------
Cash Flows from Investing Activities:
     Purchases of property and equipment                                             (84,050)     (51,193)     (49,239)
     Acquisition of businesses, net of cash acquired                                 (26,421)     (31,796)    (120,191)
     Proceeds from sale of property and equipment                                        263        6,336        4,228
     Proceeds from sale of investments                                                    --       20,130           --
     Proceeds from equity participation rights                                       130,000           --           --
     Principal proceeds from collection of long-term note receivable                      --      165,688           --
     Cash proceeds from divestiture of television stations, net of selling costs         951           --      155,266
     Cash received from (acquired by) CBS related to the Merger                       13,155           --       (7,481)
     Investments in, advances to and distributions from affiliates, net              (27,394)      (9,852)     (10,880)
     Other investing activities                                                      (23,703)     (10,783)     (11,351)
                                                                                   ---------    ---------    ---------
                    Net cash flows provided by (used in) investing activities        (17,199)      88,530      (39,648)
                                                                                   ---------    ---------    ---------
Cash Flows from Financing Activities:
     Net borrowings (payments) under revolving credit agreements                      36,094     (134,690)     178,935
     Proceeds from issuance of long-term debt                                            500          500          420
     Repayment of long-term debt                                                      (9,452)      (1,547)    (149,762)
     Dividends paid                                                                  (26,355)     (21,332)     (33,929)
     Proceeds from exercise of stock option and purchase plans                        10,205          332       14,304
     Purchase of treasury stock                                                           --           --       (1,709)
                                                                                   ---------    ---------    ---------
                    Net cash flows provided by (used in) financing activities         10,992     (156,737)       8,259
                                                                                   ---------    ---------    ---------
Net change in cash                                                                       (50)      10,034       (5,008)
Cash, beginning of year                                                               18,746        8,712       13,720
                                                                                   ---------    ---------    ---------
Cash, end of year                                                                  $  18,696    $  18,746    $   8,712
                                                                                   =========    =========    =========

        The accompanying notes are an integral part of these statements.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                  Additional                                            Other          Total
                                        Common     Paid-in      Retained    Treasury     Unearned   Comprehensive  Stockholders'
                                         Stock     Capital      Earnings     Stock     Compensation    Income         Equity
                                        ------------------------------------------------------------------------------------------
Balance, December 31, 1996              $  967    $ 483,287    $  39,494    $(5,938)     $(4,847)     $     --      $ 512,963
     Comprehensive income:
          Net income                        --           --      143,899         --           --            --        143,899
          Unrealized gain on investments    --           --           --         --           --         2,887          2,887
          Foreign currency translation      --           --           --         --           --          (116)          (116)
                                                                                                                    ---------
     Comprehensive income                                                                                             146,670
     Cash dividends ($1.05 per share)       --           --      (33,929)        --           --            --        (33,929)
     Exercise of stock options              14       14,290           --         --           --            --         14,304
     Tax benefit on stock options           --        6,598           --         --           --            --          6,598
     Issuance of restricted stock            1        1,321           --         --       (1,322)           --             --
     Compensation expense                   --           --           --         --        3,954            --          3,954
     Old Gaylord stock retirement         (975)          --           --         --           --            --           (975)
     New Gaylord stock distribution        324          651           --         --           --            --            975
     Cable Networks Business net assets     --           --     (132,627)        --           --            --       (132,627)
     Purchase of treasury stock             --           --           --     (1,709)          --            --         (1,709)
     Retirement of treasury stock           (4)      (7,643)          --      7,647           --            --             --
                                        ---------------------------------------------------------------------------------------
Balance, December 31, 1997                 327      498,504       16,837         --       (2,215)        2,771        516,224
     Comprehensive income:
          Net income                        --           --       31,194         --           --            --         31,194
          Realized gain on investments      --           --           --         --           --        (2,887)        (2,887)
          Foreign currency translation      --           --           --         --           --          (323)          (323)
                                                                                                                    ---------
     Comprehensive income                                                                                              27,984
     Cash dividends ($0.65 per share)       --           --      (21,332)        --           --            --        (21,332)
     Exercise of stock options              --          332           --         --           --            --            332
     Tax benefit on stock options           --           60           --         --           --            --             60
     Issuance of restricted stock            1        1,538           --         --       (1,539)           --             --
     Compensation expense                   --           --           --         --        1,892            --          1,892
                                        ---------------------------------------------------------------------------------------
Balance, December 31, 1998                 328      500,434       26,699         --       (1,862)         (439)       525,160
     Comprehensive income:
          Net income                        --           --      349,792         --           --            --        349,792
          Unrealized gain on investments    --           --           --         --           --        99,858         99,858
          Foreign currency translation      --           --           --         --           --          (359)          (359)
                                                                                                                    ---------
     Comprehensive income                                                                                             449,291
     Cash dividends ($0.80 per share)       --           --      (26,355)        --           --            --        (26,355)
     CBS Merger arbitration settlement      --           --          892         --           --            --            892
     Exercise of stock options               5       10,125           --         --           --            --         10,130
     Tax benefit on stock options           --        1,443           --         --           --            --          1,443
     Employee stock plan purchases          --           75           --         --           --            --             75
     Issuance of restricted stock           --          231           --         --         (231)           --             --
     Compensation expense                   --           --           --         --          523            --            523
                                        ---------------------------------------------------------------------------------------
Balance, December 31, 1999              $  333    $ 512,308    $ 351,028    $    --      $(1,570)     $ 99,060      $ 961,159
                                        =======================================================================================


        The accompanying notes are an integral part of these statements.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1.  DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Gaylord Entertainment Company (the "Company"), formerly New Gaylord Entertainment Company, is a diversified entertainment company operating, through its subsidiaries, principally in four business segments: hospitality and attractions, creative content, interactive media, and corporate and other. During 1997, the Company's former parent ("Old Gaylord") consummated a transaction with CBS Corporation ("CBS") whereby certain assets and liabilities of the Company were merged with CBS (the "Merger") as further described in Note 3.

BUSINESS SEGMENTS

HOSPITALITY AND ATTRACTIONS

         At December 31, 1999, the Company owns and operates the Opryland Hotel Nashville, the General Jackson showboat and various other tourist attractions located in Nashville, Tennessee. During 1998, the Company formed the Opryland Hospitality Group to expand the Opryland Hotel concept into other cities. During 1999, the Company began developing hotel projects near Orlando, Florida and Dallas, Texas. The Florida and Texas hotel projects are scheduled to open in 2002 and 2003, respectively. The Company formerly owned and operated the Opryland theme park which was closed at the end of the 1997 operating season.

CREATIVE CONTENT

         At December 31, 1999, the Company owns and operates Word Entertainment ("Word"), a contemporary Christian music company, the Grand Ole Opry, the Wildhorse Saloons and Acuff-Rose Music Publishing. The Company acquired the assets of Word in January 1997 as further described in Note 4. During 1998, the Company acquired Pandora Investments, S.A. ("Pandora"), a Luxembourg-based company which acquires, distributes and produces theatrical feature film and television programming primarily for markets outside of the United States, as further described in Note 4. During 1998, the Company purchased the remaining 49% minority interest in a joint venture created to expand the Wildhorse Saloon concept beyond Nashville to other cities.

INTERACTIVE MEDIA

         At December 31, 1999, the Company owns and operates the CMT International cable television networks operating in Asia and the Pacific Rim, and Latin America. CMT International ceased its European operations as of March 31, 1998, as further described in Note 5. During 1999, the Company created a new division formed to initiate a focused Internet strategy, which is now known as Gaylord Digital, and acquired controlling equity interests in two online operations, Musicforce.com and Lightsource.com as discussed in Note 4. The Company divested its television stations, KTVT (Fort Worth-Dallas, Texas) in October 1999 and KSTW (Tacoma-Seattle, Washington) in June 1997, as further described in Note 5. During 1998, the Company acquired a controlling interest in the assets of Z Music, Inc. ("Z Music"), a cable network featuring contemporary Christian music videos, as further described in Note 2. Prior to October 1997, the Company also owned The Nashville Network ("TNN"), a national basic cable television network, and operated and owned 67% of the outstanding stock of Country Music Television, Inc. ("CMT"), a country music video cable network operated in the United States and Canada. During October 1997, TNN and CMT were acquired by CBS in the Merger as further described in Note 3. In addition, the Company owns and operates three radio stations in Nashville, Tennessee.

CORPORATE AND OTHER

         During 1998, the Company created a partnership with The Mills Corporation to develop Opry Mills, a $200,000 entertainment / retail complex. The Company contributed land previously used for the Opryland theme park in exchange for a one-third interest in the partnership, as further described in
Note 6. Opry Mills is anticipated to open in 2000. The Company also owns minority interests in Bass Pro, Inc. ("Bass Pro"), which is a leading retailer of premium outdoor sporting goods and fishing products, and the Nashville Predators, a National Hockey League professional team.

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

INVENTORIES

         Inventories consist primarily of merchandise for resale and are carried at the lower of cost or market. Cost is computed on an average cost basis.

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

INTANGIBLE ASSETS

         Intangible assets consist primarily of goodwill which is amortized using the straight-line method over its estimated useful life not exceeding 40 years. The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. In evaluating possible impairment, the Company uses the most appropriate method of evaluation given the circumstances surrounding the particular acquisition, which has generally been an estimate of the related business unit's undiscounted operating income before interest and taxes over the remaining life of the goodwill.

         Amortization expense related to intangible assets for 1999, 1998 and 1997 was $7,839, $3,823 and $4,743, respectively. At December 31, 1999 and 1998, accumulated amortization of intangible assets was $16,829 and $9,169, respectively.

OTHER ASSETS

         Other current and long-term assets consist of:

                                                   1999      1998
                                                  -------   -------
         Other current assets:
              Other current receivables           $14,440   $34,192
              Prepaid expenses                     18,042    12,695
              Other current assets                  1,042     2,122
                                                  -------   -------
                   Total other current assets     $33,524   $49,009
                                                  =======   =======
         Other long-term assets:
              Music and film catalogs             $30,344   $16,757
              Deferred software costs, net         11,385     5,122
              Prepaid pension cost                  4,403     5,274
              Other long-term assets                6,890     4,055
                                                  -------   -------
                   Total other long-term assets   $53,022   $31,208
                                                  =======   =======


         Other current receivables result primarily from non-operating income and are due within one year. Music and film catalogs consist of the costs to acquire music and film rights and are amortized over their estimated useful lives.

         The Company capitalizes the costs of computer software for internal use in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Accordingly, the Company capitalized the external costs to acquire and develop computer software and certain internal payroll costs during 1999. Deferred software costs are amortized on a straight-line basis over its estimated useful life.

DEFERRED PREOPENING COSTS

         Effective January 1, 1997, the Company changed its method of accounting for deferred preopening costs to expense these costs as incurred in accordance with AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities". Prior to 1997, preopening costs were deferred and amortized over five years on a straight-line basis. The Company recorded a $7,537 charge, net of taxes of $4,798, to record the cumulative effect of this accounting change. This change did not have a significant impact on results of operations before the cumulative effect of this accounting change for 1997.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

         Accounts payable and accrued liabilities consist of:

                                                                 1999       1998
                                                               --------   --------
         Trade accounts payable                                $ 41,705   $ 31,198
         Accrued royalties                                       10,161     14,709
         Deferred revenues                                       16,992     11,076
         Accrued salaries and benefits                            5,306      8,202
         Accrued interest payable                                 1,183      1,176
         Property and other taxes payable                        14,100     13,638
         Other accrued liabilities                               38,676     35,838
                                                               --------   --------
              Total accounts payable and accrued liabilities   $128,123   $115,837
                                                               ========   ========

         Accrued royalties consist primarily of music royalties and licensing fees. Deferred revenues consist primarily of deposits on advance room bookings at the Opryland Hotel, advance ticket sales at the Company's tourism properties and music publishing advances.

         During 1999, the Company recognized a nonrecurring restructuring charge of $3,102 related to streamlining the Company's operations, primarily the Opryland Hotel Nashville. The restructuring charge includes estimated costs for employee severance and termination benefits of $2,372 and other restructuring costs of $730. As of December 31, 1999, the Company has recorded cash charges of $2,603 against the restructuring accrual. The remaining balance of the restructuring accrual of $499 is included in accounts payable and accrued liabilities in the consolidated balance sheet at December 31, 1999.

INCOME TAXES

         In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", the Company establishes deferred tax assets and liabilities based on the difference between the financial statement and income tax carrying amounts of assets and liabilities using existing tax rates.

REVENUE RECOGNITION

         Revenue is recognized when services are provided or goods are shipped, as applicable. Provision for returns and other adjustments are provided for in the same period the revenues are recognized.

STOCK-BASED COMPENSATION

         SFAS No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations, under which no compensation cost related to stock options has been recognized as further described in Note 11.

INCOME PER SHARE

         SFAS No. 128, "Earnings Per Share", was issued and is effective for fiscal periods ending after December 15, 1997. SFAS No. 128 establishes standards for computing and presenting earnings per share. The Company adopted the provisions of SFAS No. 128 in the fourth quarter of 1997. Under the standards established by SFAS No. 128, earnings per share is measured at two levels: basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding after considering the additional dilution related to outstanding stock options, calculated using the treasury stock method.

         Income per share amounts are calculated as follows for the years ended December 31:

                                                         1999                        1998                         1997
                                             ---------------------------   --------------------------   --------------------------
                                                                   Per                           Per                         Per
                                              Income    Shares    Share     Income    Shares    Share    Income    Shares    Share
                                             --------   ------   -------   --------   ------   ------   --------   ------   ------
Income before cumulative effect of
     accounting change                       $349,792   32,908   $ 10.63   $ 31,194   32,805   $ 0.95   $151,436   32,341   $ 4.68
                                             ========            =======   ========            ======   ========            ======
Effect of dilutive stock options                           305                           353                          308
                                                        ------                        ------                       ------
Income before cumulative effect of
     accounting change - assuming dilution   $349,792   33,213   $ 10.53   $ 31,194   33,158   $ 0.94   $151,436   32,649   $ 4.64
                                             ========   ======   =======   ========   ======   ======   ========   ======   ======

         The Company completed a common stock distribution in 1997 associated with the Merger as further described in Note 3. All income per share and dividend per share amounts in the accompanying consolidated financial statements have been restated to reflect the retroactive application of the common stock distribution.

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

FINANCIAL INSTRUMENTS

         The Company's carrying value of its debt and long-term notes receivable approximates fair value based upon the variable nature of these financial instruments' interest rates. Certain of the Company's investments are carried at fair value determined using quoted market prices as discussed further in Note 6. The carrying amount of short-term financial instruments (cash, trade receivables, accounts payable and accrued liabilities) approximates fair value due to the short maturity of those instruments. The concentration of credit risk on trade receivables is minimized by the large and diverse nature of the Company's customer base.

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

NEWLY ISSUED ACCOUNTING STANDARD

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective, as amended, for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires all derivatives to be recognized in the statement of financial position and to be measured at fair value. The Company anticipates adopting the provisions of SFAS No. 133 effective April 1, 2000 and is continuing to determine the effects of SFAS No. 133 on the Company's financial statements.

RECLASSIFICATIONS

         Certain reclassifications of 1998 and 1997 amounts have been made to conform with the 1999 presentation. The Company has restated its reportable segments for all periods presented based upon internal realignment of operational responsibilities in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

2.  LONG-TERM NOTES RECEIVABLE:

         During 1995, the Company sold its cable television systems (the "Systems") to CCT Holdings Corp. ("CCTH"). Net proceeds consisted of $198,800 in cash and a 10-year note receivable with a face amount of $165,688. The note receivable was recorded net of a $15,000 discount to reflect the note at fair value based upon financial instruments of comparable credit risk and interest rates. The Company recorded $24,376 and $22,936 of interest income related to the note receivable during 1998 and 1997, respectively. As part of the sale transaction, the Company also received contractual equity participation rights equal to 15% of the net distributable proceeds, as defined, from certain future asset sales by the buyer of the Systems. During 1998, the Company received $238,449 representing prepayment of the entire balance of the CCTH note receivable and related accrued interest. The Company recorded a $15,000 pretax gain during 1998 related to the note receivable discount originally recorded as part of the Systems sale transaction. The gain is included in other gains and losses in the consolidated statements of income. During 1999, the Company received cash and recognized a pretax gain of $129,875 representing the value of the 15% contractual equity participation rights upon the sale of the Systems. The proceeds from the note receivable prepayment and the equity participation rights were used to reduce outstanding bank indebtedness.

         During 1999, the Company advanced $28,080 to Bass Pro under an unsecured note agreement which bears interest at 8% annually and is due in 2003. Interest under the note agreement is payable annually. In the fourth quarter of 1999, Bass Pro prepaid $18,080 of this note. The Company recorded interest income of $2,949, including a prepayment penalty of $1,800, from Bass Pro related to this note agreement during 1999 in the consolidated statements of income.

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


3.  CBS MERGER:

         On October 1, 1997, Old Gaylord consummated the Merger with CBS, pursuant to which Old Gaylord became a wholly owned subsidiary of CBS. Prior to the Merger, Old Gaylord was restructured (the "1997 Restructuring") whereby certain assets and liabilities that were part of Old Gaylord's hospitality, attractions, music, television and radio businesses, including all of its long-term debt, as well as CMT International and the management of and option to acquire 95% of Z Music, were transferred to or retained by the Company. As a result of the 1997 Restructuring and the Merger, substantially all of the assets of Old Gaylord's cable networks business, consisting primarily of TNN and CMT, and certain other related businesses (collectively, the "Cable Networks Business") and its liabilities, to the extent that they arose out of or related to the Cable Networks Business, were acquired by CBS. In connection with the Merger, the Company and CBS (or one or more of their respective subsidiaries) entered into an agreement which provides, for a specified time period, that the Company will not engage in certain specified activities which would constitute competition with the Cable Networks Business and that CBS will not engage in certain activities which would constitute competition with CMT International.

         Following the 1997 Restructuring, on September 30, 1997, Old Gaylord distributed (the "Distribution") pro rata to its stockholders all of the outstanding capital stock of the Company. As a result of the Distribution, each holder of record of the Class A Common Stock, $0.01 par value, and Class B Common Stock, $0.01 par value (collectively, the "Old Gaylord Common Stock"), of Old Gaylord on the record date for the Distribution received a number of shares of Common Stock, $0.01 par value, of the Company ("Common Stock") equal to one-third the number of shares of Old Gaylord Common Stock held by such holder. Cash was distributed in lieu of any fractional shares of Common Stock.

         At the time of the Merger, the book value of the net assets of the Cable Networks Business was $132,627, which has been reflected in the consolidated financial statements as a charge against retained earnings. The following is a summary of the net assets acquired by CBS:


         Cash                                                       $  7,481
         Accounts receivable, net                                     67,030
         Other current assets                                         20,332
         Property and equipment, net                                  53,386
         Intangible assets, net                                       31,148
         Other assets                                                 10,532
         Accounts payable and accrued expenses                       (35,855)
         Long-term debt                                               (4,605)
         Minority interest                                           (15,048)
         Other liabilities                                            (1,774)
                                                                    --------
                   Cable Networks Business net assets               $132,627
                                                                    ========

         The operating results of the Cable Networks Business are included in the consolidated statements of income through September 30, 1997 and are as follows for the nine months ended September 30, 1997:



         Revenues                                                   $264,463
                                                                    ========
         Depreciation and amortization                              $  9,161
                                                                    ========
         Operating income, excluding allocated corporate expenses   $ 78,740
                                                                    ========


         Prior to the Merger, CBS was responsible for promoting and marketing TNN, CMT and CMT International, selling advertising time on TNN and CMT, marketing TNN and CMT to cable operators, and providing a satellite transponder to deliver TNN programming to cable systems. In addition, CBS owned 33% of CMT and CMT International prior to the Merger. CBS received a commission of 33% of TNN's applicable gross receipts, net of agency commissions, and a commission of 10% of CMT's gross receipts, net of agency commissions, for its services prior to the Merger. CBS commissions under these agreements were approximately $70,600 in 1997.

         In connection with the Merger, 1997 Restructuring and Distribution, the Company recognized nonrecurring merger costs and a restructuring charge in 1997 of $22,645 and $13,654, respectively. Merger costs included professional and registration fees, debt refinancing costs, and incentive compensation associated with the Merger. The Company recognized merger costs of $1,363 related to restricted stock issued under stock option and incentive plans which vested at the time of the Merger. The restructuring charge included estimated costs for employee severance and termination benefits of $6,500, asset write-downs of $3,653, and other costs associated with the restructuring of $3,501. At December 31, 1998, the Company had a remaining restructuring accrual of $2,294, which was included in accounts payable and accrued liabilities in the consolidated balance sheets.

         During 1999, the Company settled the remaining contingencies associated with the Merger and received a cash payment of $15,109 from CBS, including nonrecurring interest income of $1,954. In addition, the Company recorded an adjustment to the net assets of the Cable Networks Business of $892 related to the settlement of Merger-related contingencies between the Company and CBS during 1999. The Company reversed $1,741 of the merger costs accrual based upon the settlement of the remaining contingencies associated with the Merger during 1999.


4.  ACQUISITIONS:

         During 1999, the Company acquired 84% of two online operations, Musicforce.com and Lightsource.com, for approximately $23,400 in cash. The parties entered into option agreements regarding the additional equity interests in the online operations. The acquisition was financed through borrowings under the Company's revolving credit agreement and has been accounted for using the purchase method of accounting. The operating results of the online operations have been included in the consolidated financial statements from the date of acquisition of a controlling interest. The purchase price allocation has been completed on a preliminary basis, subject to adjustment should additional facts about the online operations become known. The excess of purchase price over the fair values of the net assets acquired as of December 31, 1999 was $20,368 and has been recorded as goodwill, which is being amortized on a straight-line basis over seven years.

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


5.  DIVESTITURES:

         In October 1999, CBS acquired the Company's television station KTVT in Dallas-Ft. Worth in exchange for $485,000 of CBS Series B convertible preferred stock, $4,210 of cash and other consideration. The Company recorded a pretax gain of $459,307, which is included in other gains and losses in the consolidated statements of income, based upon the disposal of the net assets of KTVT of $29,903, including related selling costs. During 1997, the Company recorded a pretax charge of $11,740 to write-down certain program rights at KTVT to net realizable value. This write-down related primarily to movie packages and certain syndicated programming whose value was impaired by an operating decision to purchase more first-run programming and is included in operating costs in the consolidated statements of income. The operating results of KTVT included in the consolidated statements of income through the disposal date are as follows:



                                          Period Ended    Year Ended     Year Ended
                                           October 12,    December 31,   December 31,
                                              1999           1998           1997
                                             -------        -------        -------
        Revenues                             $36,072        $51,636        $50,673
                                             =======        =======        =======
        Depreciation and amortization        $ 2,419        $ 2,232        $ 1,932
                                             =======        =======        =======
        Operating income                     $ 8,372        $17,829        $ 5,176
                                             =======        =======        =======


         Also during 1999, the Company recorded a pretax loss of $12,201 related to the closing of Unison Records, a specialty record label of Word which dealt primarily in value-priced acoustical and instrumental recordings. The Unison closing charge is reflected as a line of business closing charge in the consolidated statements of income. The Unison closing charge includes write-downs of the carrying value of inventories, accounts receivable and other assets of $4,270, $3,551 and $3,907, respectively, and other costs associated with the Unison closing of $473.

         During 1998, the Company sold its investment in the Texas Rangers Baseball Club, Ltd. for $16,072 and recognized a pretax gain of the same amount.

         Also during 1998, the Company recorded pretax gains totaling $8,538 primarily related to the settlement of contingencies arising from the sales of television stations KHTV in Houston in 1996 and KSTW in Seattle in 1997.

         During 1997, the Company recorded a pretax charge of $42,006 related to the closing of the Opryland theme park at the end of the 1997 operating season. Included in this charge were asset write-downs of $32,020 related primarily to property, equipment and inventory, estimated costs for employee severance and termination benefits of $5,100, and other costs related to closing of the park of $4,886.

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


6.  INVESTMENTS:

         Investments at December 31 are summarized as follows:


                                                 1999           1998
                                                --------        -------
         CBS Series B convertible
             preferred stock                    $648,434        $    --
         Bass Pro                                 60,598         61,568
         Other investments                        33,123         16,572
                                                --------        -------
              Total investments                 $742,155        $78,140
                                                ========        =======


         The 10,141.691 shares of CBS Series B convertible preferred stock (the "CBS Stock") were acquired during 1999 as consideration in the disposal of television station KTVT as discussed in Note 5. Each share of the CBS Stock is convertible into 1,000 shares of CBS common stock. The original carrying value of the CBS Stock was $485,000. The Company has classified the CBS Stock as available-for-sale as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and accordingly is carrying the CBS Stock at market value, based upon the quoted market price of CBS common stock, with the difference between cost and market value recorded as a component of stockholders' equity, net of deferred income taxes.

         The Company holds a minority interest in Bass Pro, a supplier of premium outdoor sporting goods and fishing tackle which distributes its products through retail centers and an extensive mail order catalog operation. Bass Pro completed a restructuring at the end of 1999 whereby certain assets, including a resort hotel in Southern Missouri and an interest in a manufacturer of fishing boats, are no longer owned by Bass Pro. Subsequent to the Bass Pro restructuring, the Company owns 19% of Bass Pro and will account for the investment using the cost method of accounting. The Company accounted for the Bass Pro investment using the equity method of accounting through December 31, 1999. The Company's original investment exceeded its share of the underlying equity in the net assets of Bass Pro by approximately $36,000, which was being amortized on a straight-line basis over 40 years.

         During 1999, the Company purchased minority equity investments of $6,579 in technology-based businesses related to the Company's Internet strategy. These investments are accounted for using the cost method of accounting.

         During 1998, the Company created a partnership with The Mills Corporation to develop Opry Mills, a $200,000 entertainment / retail complex located on land previously used for the Opryland theme park. The Company holds a one-third interest in the partnership through a non-cash capital contribution of $2,049 reflecting the book value of the land where Opry Mills will be located. During 1999, the Company's investment in Opry Mills increased to $5,272 related to certain costs incurred on behalf of the Opry Mills partnership. The Company accounts for the Opry Mills partnership using the equity method of accounting. The Company recognized consulting and other services revenues related to the Opry Mills partnership in 1999 and 1998 of $5,000 in each year.

         The Company holds a preferred minority interest investment in the Nashville Predators, a National Hockey League professional team, of $12,000 and $12,095 at December 31, 1999 and 1998, respectively. The Nashville Predators investment provides an annual 8% cumulative preferred return. A director of the Company owns a majority equity interest in the Nashville Predators.

         In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", certain of the Company's investments were considered available-for-sale investments at December 31, 1997 and were carried at market value, with the difference between cost and market value recorded as a component of stockholders' equity. These investments were sold during 1998, with a pretax gain of $3,296 recognized in other gains and losses in the consolidated statements of income.

7.  PROPERTY AND EQUIPMENT:

         Property and equipment at December 31 is recorded at cost and summarized as follows:


                                                     1999              1998
                                                  ---------         ---------
         Land and land improvements               $  95,509         $  95,300
         Buildings                                  471,419           472,804
         Furniture, fixtures and equipment          253,760           261,286
         Construction in progress                    60,211            15,101
                                                  ---------         ---------
                                                    880,899           844,491
         Accumulated depreciation                  (269,317)         (257,593)
                                                  ---------         ---------
         Property and equipment, net              $ 611,582         $ 586,898
                                                  =========         =========

         Depreciation expense for 1999, 1998 and 1997 was $39,844, $35,602 and $44,839, respectively. Capitalized interest for 1999, 1998 and 1997 was $472, $0 and $186, respectively. The Company recorded capital leases during 1998 of $9,743, which are included in furniture, fixtures and equipment.


8.  INCOME TAXES:

         The provision for income taxes for the years ended December 31 consists of:


                                                           1999        1998        1997
                                                        ---------    --------    --------
         Current:
              Federal                                   $  37,347    $ (2,810)   $ 86,342
              State                                        (2,261)      1,315       5,020
                                                        ---------    --------    --------
                   Total current provision (benefit)       35,086      (1,495)     91,362
                                                        ---------    --------    --------

         Deferred:
              Federal                                     148,608      19,747     (79,496)
              State                                        28,036         421      (1,074)
                                                        ---------    --------    --------
                   Total deferred provision (benefit)     176,644      20,168     (80,570)
                                                        ---------    --------    --------
                   Total provision for income taxes     $ 211,730    $ 18,673    $ 10,792
                                                        =========    ========    ========

         Provision is made for deferred federal and state income taxes in recognition of certain temporary differences in reporting items of income and expense for financial statement purposes and income tax purposes. The effective tax rate as applied to income from continuing operations for the years ended December 31 differed from the statutory federal rate due to the following:



                                                   1999    1998     1997
                                                   ----    ----     ----
         Statutory federal rate                     35%     35%      35%
         State taxes                                 3       1        2
         Merger related revaluation of reserves     --      --      (37)
         Non-deductible losses                      --       1        7
                                                   ----    ----     ----
                                                    38%     37%       7%
                                                   ====    ====     ====

         The components of the net deferred tax liability as of December 31 are:


                                                        1999        1998
                                                      --------     -------
         Deferred tax assets:
              Amortization                            $  2,268     $ 6,546
              Accounting reserves and accruals          18,258      23,495
              Other, net                                16,271       4,780
                                                      --------     -------
                   Total deferred tax assets            36,797      34,821
                                                      --------     -------
         Deferred tax liabilities:
              Depreciation                              41,105      42,257
              Accounting reserves and accruals         288,658      45,311
                                                      --------     -------
                   Total deferred tax liabilities      329,763      87,568
                                                      --------     -------
                   Net deferred tax liability         $292,966     $52,747
                                                      ========     =======

         The tax benefits associated with the exercise of stock options reduced income taxes payable by $1,443, $60 and $6,598 in 1999, 1998 and 1997, respectively, and are reflected as an increase in additional paid-in capital. The deferred income taxes resulting from the unrealized gain on the investment in CBS stock are $63,576 at December 31, 1999 and have been reflected as a reduction in stockholders' equity. During 1997, the Company recorded a deferred tax benefit of $55,000 related to the revaluation of certain reserves as a result of the 1997 Restructuring and Merger. In addition, the Company reached settlements of routine Internal Revenue Service audits of the Company's 1994-1995 tax returns during 1999. These settlements had no material impact on the Company's financial position or results of operations.

         Cash payments for income taxes were approximately $30,400, $11,400 and $81,700 in 1999, 1998 and 1997, respectively.


9. LONG-TERM DEBT:

         Long-term debt at December 31 consists of:

                                                 1999           1998
                                              ---------      ---------

         1997 Credit Facility                 $ 294,000      $ 252,828
         Capital lease obligations                8,181          9,384
         Other debt                               7,942         20,769
                                              ---------      ---------
              Total debt                        310,123        282,981
         Less amounts due within one year      (299,788)        (6,269)
                                              ---------      ---------
              Total long-term debt            $  10,335      $ 276,712
                                              =========      =========


         Annual maturities of long-term debt, including capital lease obligations, are as follows:


         2000                                     $299,788
         2001                                        1,378
         2002                                        4,807
         2003                                        1,577
         2004                                        1,603
         Years thereafter                              970
                                                  --------
               Total                              $310,123
                                                  ========

         In August 1997, the Company entered into a revolving credit facility (the "1997 Credit Facility") and utilized the proceeds to retire outstanding indebtedness. The lenders under the 1997 Credit Facility are a syndicate of banks with Bank of America, N.A. acting as agent (the "Agent"). The 1997 Credit Facility was amended subsequent to December 31, 1999. As amended, the maximum amount that can be borrowed under the 1997 Credit Facility is $525,000 with a final maturity of July 31, 2000. As amended, the 1997 Credit Facility is secured by the CBS Stock and is guaranteed by certain of the Company's subsidiaries. The Company is currently negotiating with its lenders and others regarding the Company's future financing arrangements.

         Amounts outstanding under the 1997 Credit Facility, as amended subsequent to December 31, 1999, bear interest at a rate, at the Company's option, equal to either (i) the higher of the Agent's prime rate or the federal funds rate plus 0.5%, or (ii) LIBOR plus 1%. At December 31, 1999, the Company's borrowing rate under the 1997 Credit Facility was LIBOR plus 0.5%. In addition, the Company is required to pay a commitment fee of 0.375% per year on the average unused portion of the 1997 Credit Facility, as amended, as well as an annual administrative fee. The weighted average interest rates for borrowings under revolving credit agreements for 1999, 1998 and 1997 were 6.2%, 6.6% and 6.4%, respectively.

         The 1997 Credit Facility, as amended, subjects the Company to limitations on, among other things, mergers and sales of assets, additional indebtedness, capital expenditures, investments, acquisitions, liens, and transactions with affiliates. At December 31, 1999, the Company was in compliance with all financial covenants under the 1997 Credit Facility, as amended subsequent to December 31, 1999.

         Capital lease obligations provide for aggregate payments, including interest, of approximately $1,900 each year. At December 31, 1999, future minimum payments for capital leases were $10,153, including $1,972 representing interest.

         Other debt consists primarily of revolving lines of credit utilized by Pandora in the production of films. At December 31, 1999, Pandora's revolving lines of credit had $4,442 outstanding, provide for additional borrowings of approximately $700, and bear interest at LIBOR plus a margin of 1.6%. The weighted average interest rates related to Pandora's revolving lines of credit for 1999 and 1998 subsequent to the acquisition of Pandora were 8.9% and 7.0%, respectively. Pandora had outstanding letters of credit of $19,335 at December 31, 1999 to collateralize its obligations related to film production. The letters of credit reflect fair value as a condition of their underlying purpose.

         Accrued interest payable for 1999 and 1998 was $1,183 and $1,176, respectively, and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. Cash paid for interest for 1999, 1998 and 1997, excluding amounts capitalized, was $15,920, $30,217 and $30,747, respectively.


10. STOCKHOLDERS' EQUITY:

         As a result of the Distribution during 1997, each holder of record of Old Gaylord Common Stock on the record date for the Distribution received a number of shares of Common Stock of the Company equal to one-third the number of shares of Old Gaylord Common Stock held by such holder. Cash was distributed in lieu of any fractional shares of the Common Stock. Holders of Common Stock are entitled to one vote per share. Holders of Class A Common Stock and Class B Common Stock of Old Gaylord were entitled to one vote per share and five votes per share, respectively. All income per share and dividend per share amounts in the consolidated financial statements have been restated to reflect the retroactive application of the Distribution.

11.  STOCK PLANS:

         At December 31, 1999 and 1998, 2,604,213 and 2,491,081 shares, respectively, of Common Stock were reserved for future issuance pursuant to the exercise of stock options under stock option and incentive plans for directors and key employees. As a result of the Distribution, the Company adopted a new stock option plan whereby all options to acquire Old Gaylord Common Stock that were held by persons who, following the Distribution, were employees, former employees or directors of the Company were converted into fully vested and exercisable options to acquire Common Stock. As a result of the conversion of options to acquire Old Gaylord Common Stock into options to acquire Common Stock, the number of options issued was adjusted with an offsetting adjustment in option price to maintain the same intrinsic value and original term of the option. Under the terms of these plans, stock options are granted with an exercise price equal to the fair market value at the date of grant and generally expire ten years after the date of grant. Generally, stock options granted to non-employee directors are exercisable one year from the date of grant, while options granted to employees are exercisable two to five years from the date of grant. The Company accounts for these plans under APB Opinion No. 25 under which no compensation expense for employee stock options has been recognized. If compensation cost for these plans had been determined consistent with SFAS No. 123, the Company's net income and income per share for the years ended December 31 would have been reduced to the following pro forma amounts:


                                             1999            1998           1997
                                         -----------     -----------    -----------
         Net income:
              As reported                $   349,792     $    31,194    $   143,899
                                         ===========     ===========    ===========
              Pro forma                  $   347,756     $    29,778    $   142,146
                                         ===========     ===========    ===========
         Income per share:
              As reported                $     10.63     $      0.95    $      4.45
                                         ===========     ===========    ===========
              Pro forma                  $     10.57     $      0.91    $      4.40
                                         ===========     ===========    ===========
         Income per share - assuming
              dilution:
              As reported                $     10.53     $      0.94    $      4.41
                                         ===========     ===========    ===========
              Pro forma                  $     10.47     $      0.90    $      4.35
                                         ===========     ===========    ===========

         Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: risk-free interest rates of 6.5%, 5.5% and 6.0%; expected volatility of 31.0%, 26.6% and 32.0%; expected lives of 7.5, 7.1 and 6.9 years; expected dividend rates of 2.7%, 2.7% and 2.0%. The weighted average fair value of options granted was $10.02, $9.52 and $8.77 in 1999, 1998 and 1997, respectively.

         The plans also provide for the award of restricted stock. At December 31, 1999 and 1998, awards of restricted stock of 90,226 and 81,940 shares, respectively, of Common Stock were outstanding. Restricted stock issued prior to the Distribution and Merger vested under the change in control provisions under the plans. The market value at the date of grant of these restricted shares was recorded as unearned compensation as a component of stockholders' equity. Unearned compensation is amortized over the vesting period of the restricted stock.

         Stock option awards available for future grant under the stock plans at December 31, 1999 and 1998 were 852,460 and 185,873 shares of Common Stock, respectively. Stock option transactions under the plans are summarized as follows:

                                        1999                                1998                              1997
                                 ------------------------         -------------------------         -------------------------
                                                WEIGHTED                           WEIGHTED                          WEIGHTED
                                                AVERAGE                            AVERAGE                           AVERAGE
                                   NUMBER       EXERCISE             NUMBER        EXERCISE             NUMBER       EXERCISE
                                 OF SHARES       PRICE             OF SHARES        PRICE             OF SHARES       PRICE
                                 ------------------------         -------------------------         -------------------------
Outstanding at beginning of year  2,491,081        $24.42           2,111,445        $23.06           2,864,184        $14.03
Granted                             730,847         28.76             400,500         31.90             998,924         28.24
Exercised                          (461,995)        21.92             (15,814)        20.96          (1,363,834)        10.49
Effect of option conversions             --            --                  --            --            (249,548)           --
Canceled                           (155,720)        30.03              (5,050)        28.24            (138,281)        23.74
                                 ------------------------         -------------------------         -------------------------
Outstanding at end of year        2,604,213        $25.74           2,491,081        $24.42           2,111,445        $23.06
                                 ========================         =========================         =========================
Exercisable at end of year        1,123,698        $21.43           1,312,159        $19.99           1,112,973        $18.41
                                 ========================         =========================         =========================

         A summary of stock options outstanding as of December 31, 1999 is as follows:


                                                                                             WEIGHTED
              OPTION            WEIGHTED                                                     AVERAGE
             EXERCISE           AVERAGE                                                     REMAINING
               PRICE            EXERCISE            NUMBER                                 CONTRACTUAL
               RANGE             PRICE            OF SHARES         EXERCISABLE                LIFE
          ---------------    --------------     --------------    ----------------      ------------------

          $         10.17    $        10.17            357,189             357,189               1.8 years
              19.91-25.05             22.82            302,070             276,702               5.1 years
              26.94-34.00             29.06          1,944,954             489,807               8.3 years
          ---------------    --------------     --------------    ----------------      ------------------

          $   10.17-34.00    $        25.74          2,604,213           1,123,698               7.0 years
          ===============    ==============     ==============    ================      ==================

         During 1999, the Company established an employee stock purchase plan whereby substantially all employees are eligible to participate in the purchase of designated shares of the Company's common stock at a price equal to the lower of 85% of the closing price at the beginning or end of each quarterly stock purchase period. The Company issued 3,007 shares of common stock at an average price of $25.08 pursuant to this plan during 1999.


12.  COMMITMENTS AND CONTINGENCIES:

         Rental expense related to operating leases was $5,460, $5,234 and $14,552 for 1999, 1998 and 1997, respectively. Future minimum lease commitments under all noncancelable operating leases in effect as of December 31, 1999 are as follows:


              2000                                   $    6,072
              2001                                        5,351
              2002                                        5,552
              2003                                        5,493
              2004                                        5,172
              Years thereafter                          707,253
                                                     ----------
                   Total                             $  734,893
                                                     ==========

         The Company entered into a 75 year operating lease agreement during 1999 for 65.3 acres of land located near Orlando, Florida for the development of a new hotel. The lease requires annual lease payments of approximately $873 until the completion of construction in 2002 at which point the annual lease payments increase to approximately $3,200. The lease agreement provides for a 3% escalation of base rent each year beginning five years after the opening of the hotel.

         During 1999, the Company entered into a construction contract for the development of the hotel project near Orlando, Florida. The Company expects payments of approximately $285,000 related to the construction contract during the construction period.

         During 1999, the Company entered into a naming rights agreement related to the Nashville Arena with the Nashville Predators. The Nashville Arena has been renamed the Gaylord Entertainment Center as a result of the agreement. A director of the Company owns a majority equity interest in the Nashville Predators. The contractual commitment requires the Company to pay $2,050 during the first year of the contract, with a 5% escalation each year for the next 20 years. The Company is accounting for the naming rights agreement expense on a straight-line basis over the 20 year contract period. The Company recognized naming rights expense of $1,412 during the period of 1999 subsequent to entering into the agreement, which is included in selling, general and administrative expenses in the consolidated statements of income.

         During 1998, the Company terminated an operating lease for a satellite transponder related to the European operations of CMT International. The termination of the satellite transponder lease resulted in a pretax charge of $9,200 during 1998, which is included in other gains and losses in the consolidated statements of income.

         The Company was notified during 1997 by Nashville governmental authorities of an increase in appraised value and property tax rates related to the Opryland Hotel Nashville resulting in an increased tax assessment. The Company has contested the increases and has been awarded a partial reduction in the assessed values. The Company is in the process of appealing the appraised values. At December 31, 1999, the Company's cumulative disputed property taxes are $4,200, which have not been reflected in the consolidated financial statements. The Company believes it has adequately provided for its property taxes and intends to vigorously contest the increased tax assessment.

         The Company is involved in certain legal actions and claims on a variety of matters. It is the opinion of management that such legal actions will not have a material effect on the results of operations, financial condition or liquidity of the Company.

         The Company is self-insured for certain losses relating to workers' compensation claims, employee medical benefits and general liability claims. The Company has purchased stop-loss coverage in order to limit its exposure to any significant levels of self-insured claims. The Company recognizes self-insured losses based upon estimates of the aggregate liability for uninsured claims incurred using certain actuarial assumptions followed in the insurance industry or the Company's historical experience.

13.  RETIREMENT PLANS:

         The Company has a noncontributory defined benefit pension plan in which substantially all of its employees are eligible to participate upon meeting the pension plan's participation requirements. The benefits are based on years of service and compensation levels. The funding policy of the Company is to contribute annually an amount which equals or exceeds the minimum required by applicable law. During 1999, the Company amended the pension plan to revise the benefit formula related to benefit payment assumptions.

         The following table sets forth the funded status at December 31:


                                                                   1999          1998
                                                                 --------      --------
         Change in benefit obligation:
              Benefit obligation at beginning of year            $ 46,480      $ 41,167
                   Service cost                                     3,188         2,124
                   Interest cost                                    3,999         3,036
                   Amendments                                       3,111            --
                   Actuarial loss                                   2,552         4,578
                   Benefits paid                                   (3,068)       (4,425)
                                                                 --------      --------
              Benefit obligation at end of year                    56,262        46,480
                                                                 --------      --------

         Change in plan assets:
              Fair value of plan assets at beginning of year       48,399        41,048
                   Actual return on plan assets                     1,184         7,348
                   Employer contributions                           3,375         4,428
                   Benefits paid                                   (3,068)       (4,425)
                                                                 --------      --------
              Fair value of plan assets at end of year             49,890        48,399
                                                                 --------      --------

                        Funded status                              (6,372)        1,919
         Unrecognized net actuarial loss                            8,279         3,758
         Unrecognized prior service cost                            2,496          (403)
                                                                 --------      --------
                        Prepaid pension cost                     $  4,403      $  5,274
                                                                 ========      ========


         Net periodic pension expense reflected in the consolidated statements of income included the following components for the years ended December 31:


                                                      1999         1998         1997
                                                     -------      -------      -------
         Service cost                                $ 3,188      $ 2,124      $ 2,058
         Interest cost                                 3,999        3,036        2,697
         Expected return on plan assets               (3,862)      (3,229)      (2,837)
         Recognized net actuarial loss                   709           --          824
         Amortization of prior service cost              211          (74)          34
                                                     -------      -------      -------
              Total net periodic pension expense     $ 4,245      $ 1,857      $ 2,776
                                                     =======      =======      =======


         The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% and 7.0% in 1999 and 1998, respectively. The rate of increase in future compensation levels and the expected long-term rate of return on plan assets were 4% and 8%, respectively, in both 1999 and 1998.

         The Company also has contributory retirement savings plans in which substantially all employees are eligible to participate. The Company contributes an amount equal to the lesser of one-half of the amount of the employee's contribution or 3% of the employee's salary. Company contributions under the retirement savings plans were $1,892, $1,860 and $2,142 for 1999, 1998 and 1997, respectively.

14.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

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

         The following table reconciles the change in benefit obligation of the postretirement plans to the accrued postretirement liability as reflected in other liabilities in the accompanying consolidated balance sheets at December 31:

                                                               1999          1998
                                                             --------      --------
         Change in benefit obligation:
              Benefit obligation at beginning of year        $ 22,596      $ 18,044
                   Service cost                                 1,815         1,565
                   Interest cost                                1,518         1,288
                   Actuarial (gain) loss                       (9,872)        2,245
                   Contributions by plan participants              81            77
                   Benefits paid                                 (706)         (623)
                                                             --------      --------
              Benefit obligation at end of year                15,432        22,596

         Unrecognized net actuarial gain                       11,234         1,569
                                                             --------      --------
                        Accrued postretirement liability     $ 26,666      $ 24,165
                                                             ========      ========


         Net postretirement benefit expense reflected in the consolidated statements of income included the following components for the years ended December 31:

                                                      1999         1998        1997
                                                     -------      -------      ------
         Service cost                                $ 1,815      $ 1,565      $1,488
         Interest cost                                 1,518        1,288       1,270
         Recognized net actuarial gain                  (207)        (194)         --
                                                     -------      -------      ------
              Net postretirement benefit expense     $ 3,126      $ 2,659      $2,758
                                                     =======      =======      ======

         For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care claims was assumed for 1999. The health care cost trend is projected to be 10% in 2000, decline by 1% for each of the next two years and then decline 0.5% each year thereafter to an ultimate level trend rate of 5.5% per year in 2007. The health care cost trend rates are not applicable to the life insurance benefit plan. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, a 1% increase in the assumed health care cost trend rate each year would increase the accumulated postretirement benefit obligation as of December 31, 1999 by approximately 14% and the aggregate of the service and interest cost components of net postretirement benefit expense would increase approximately 23%. Conversely, a 1% decrease in the assumed health care cost trend rate each year would decrease the accumulated postretirement benefit obligation as of December 31, 1999 by approximately 13% and the aggregate of the service and interest cost components of net postretirement benefit expense would decrease approximately 20%. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 7.0% in 1999 and 1998, respectively.

15.  FINANCIAL REPORTING BY BUSINESS SEGMENTS:

         In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which the Company adopted on January 1, 1998. The Company is organized and managed based upon its products and services. The following information is derived directly from the segments' internal financial reports used for corporate management purposes.

                                                1999           1998           1997
                                            -----------    -----------    -----------
Revenues:
     Hospitality and attractions            $   245,705    $   246,354    $   311,418
     Creative content                           205,565        203,537        162,782
     Interactive media                           54,224         68,942        350,415
     Corporate and other                          5,294          5,642          1,380
                                            -----------    -----------    -----------
          Total                             $   510,788    $   524,475    $   825,995
                                            ===========    ===========    ===========
Operating income (loss):
     Hospitality and attractions            $    38,270    $    44,051    $    50,846
     Creative content                           (11,366)        11,339         11,689
     Interactive media                           (5,596)         8,211         63,930
     Corporate and other                        (25,972)       (20,668)       (26,309)
     Merger costs and restructuring charges      (1,361)            --        (36,299)
     Line of business closing charges           (12,201)            --        (42,006)
                                            -----------    -----------    -----------
          Total                             $   (18,226)   $    42,933    $    21,851
                                            ===========    ===========    ===========
Depreciation and amortization:
     Hospitality and attractions            $    25,515    $    23,835    $    28,544
     Creative content                            13,757          9,294          6,553
     Interactive media                            6,553          4,415         13,870
     Corporate and other                          6,749          5,240          4,430
                                            -----------    -----------    -----------
          Total                             $    52,574    $    42,784    $    53,397
                                            ===========    ===========    ===========
Capital expenditures:
     Hospitality and attractions            $    61,362    $    13,924    $    24,737
     Creative content                             6,587         27,143          8,123
     Interactive media                           10,617          4,914         13,497
     Corporate and other                          5,484          5,212          2,882
                                            -----------    -----------    -----------
          Total                             $    84,050    $    51,193    $    49,239
                                            ===========    ===========    ===========
Identifiable assets:
     Hospitality and attractions            $   493,613    $   452,511    $   461,715
     Creative content                           344,317        327,369        231,454
     Interactive media                           58,861         51,472         46,631
     Corporate and other                        835,593        180,640        377,762
                                            -----------    -----------    -----------
          Total                             $ 1,732,384    $ 1,011,992    $ 1,117,562
                                            ===========    ===========    ===========

16.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

                                   FIRST         SECOND         THIRD       FOURTH
                                  QUARTER        QUARTER       QUARTER      QUARTER
                                  ---------      --------     --------     ---------
1999
----
Revenues                          $ 113,139      $128,362     $135,711     $ 133,576
                                  =========      ========     ========     =========
Depreciation and amortization     $  12,024      $ 12,374     $ 13,408     $  14,768
                                  =========      ========     ========     =========
Operating income (loss)           $  (4,648)     $  3,425     $  2,169     $ (19,172)
                                  =========      ========     ========     =========
Net income                        $  79,792      $    658     $    726     $ 268,616
                                  =========      ========     ========     =========
Net income per share              $    2.43      $   0.02     $   0.02     $    8.12
                                  =========      ========     ========     =========
Net income per share -
    assuming dilution             $    2.41      $   0.02     $   0.02     $    8.05
                                  =========      ========     ========     =========
1998
----
Revenues                          $ 108,021      $126,963     $134,904     $ 154,587
                                  =========      ========     ========     =========
Depreciation and amortization     $   9,830      $ 10,600     $ 11,171     $  11,183
                                  =========      ========     ========     =========
Operating income                  $     462      $ 13,010     $ 11,402     $  18,059
                                  =========      ========     ========     =========
Net income                        $   2,039      $  7,322     $  7,143     $  14,690
                                  =========      ========     ========     =========
Net income per share              $    0.06      $   0.22     $   0.22     $    0.45
                                  =========      ========     ========     =========
Net income per share - assuming
    dilution                      $    0.06      $   0.22     $   0.22     $    0.44
                                  =========      ========     ========     =========

         Certain of the Company's operations are subject to seasonal fluctuation. Revenues in the music business are typically weakest in the first calendar quarter following the Christmas buying season.

         During the first quarter of 1999, the Company recognized a pretax gain of $129,875 representing the value of the 15% contractual equity participation rights upon the sale of the Systems. During the third quarter of 1999, the Company recognized a nonrecurring restructuring charge of $3,102 related to streamlining the Company's operations, primarily the Opryland Hotel Nashville, and the reversal of accrued merger costs of $1,741 based upon the settlement of the remaining contingencies associated with the Merger. During the fourth quarter of 1999, the Company recorded a pretax gain of $459,307 related to the divestiture of television station KTVT in Dallas and a pretax loss of $12,201 related to the closing of Unison Records.

         During the first quarter of 1998, the Company recognized a pretax gain of $3,296 on the sale of investments. During the second quarter of 1998, the Company recognized a pretax gain related to the sale of its investment in the Texas Rangers Baseball Club, Ltd. of $15,109; a pretax loss of $23,616 related to the write-off of a note receivable from Z Music; and pretax gains totaling $8,538 primarily related to the settlement of contingencies arising from the prior sales of television stations KHTV in Houston and KSTW in Seattle. In the fourth quarter of 1998, the Company recorded a pretax gain of $15,000 related to a long-term note receivable and a pretax charge of $9,200 related to the termination of an operating lease for a satellite transponder.

                         REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Gaylord Entertainment Company:

         We have audited the accompanying consolidated balance sheets of Gaylord Entertainment Company (a Delaware corporation) and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gaylord Entertainment Company and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.



                                          ARTHUR ANDERSEN  LLP

Nashville, Tennessee
February 9, 2000

                                 CORPORATE DATA

MARKET INFORMATION

             The Common Stock of Gaylord Entertainment is listed on the New York Stock Exchange under the symbol GET. The approximate number of record holders of the company's Common Stock on March 13, 2000, was 2,764.

STOCK PRICE AND DIVIDEND INFORMATION

The table below sets forth the high and low sales prices for the company's Common Stock and the amount of cash dividends paid per share of Common Stock for each quarter of 1998 and 1999.


                                         High             Low         Dividend
                                         ----             ---         --------
                     1998
                 1st Quarter            $36.81          $29.88         $0.15
                 2nd Quarter             37.50           32.00          0.15
                 3rd Quarter             34.19           25.25          0.15
                 4th Quarter             30.75           22.00          0.20

                     1999
                 1st Quarter            $31.13          $24.25         $0.20
                 2nd Quarter             33.00           23.38          0.20
                 3rd Quarter             31.44           28.31          0.20
                 4th Quarter             33.06           28.25          0.20



         In February 2000, the Board of Directors voted to discontinue the payment of dividends.