Form 10-K, Exhibit 13
period 2000-12-31
GAYLORD ENTERTAINMENT CO /DE
filed 2001-04-02
CIK 1040829

                                                                    EXHIBIT 13.1


ITEM 6.  SELECTED FINANCIAL DATA

     The following selected historical financial data for the five years ended December 31, 2000 is derived from the Company's audited consolidated financial statements. The unaudited selected consolidated pro forma income statement data for the year ended December 31, 1997 is presented as if the CBS Merger had occurred on January 1, 1997. The unaudited selected consolidated pro forma information does not purport to represent what the Company's results of operations would have been had such transactions, in fact, occurred on such date or to project the Company's financial position or results of operations for any future period. The information in the following table should be read in conjunction with the Company's audited consolidated financial statements and related notes included herein.

YEARS ENDED DECEMBER 31,
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     ACTUAL                        UNAUDITED                  ACTUAL
                                     ---------------------------------------       PRO FORMA       ----------------------------
                                        2000         1999            1998           1997(8)        1997(9)(10)           1996
                                     ---------    ---------        --------       ---------        -----------        ---------
Income statement data:
Revenues (1):
     Hospitality and attractions     $ 256,722    $ 257,709        $257,335       $ 322,463         $ 322,463         $ 288,870
     Music, media and entertainment    257,594      269,637         280,388         259,795           524,258           464,531
     Corporate and other                    64        5,294           5,642           1,380             1,380             2,216
                                     ---------    ---------        --------       ---------         ---------         ---------
          Total revenues               514,380      532,640         543,365         583,638           848,101           755,617
                                     ---------    ---------        --------       ---------         ---------         ---------
Operating expenses:
     Operating costs (1)               367,886      346,412         333,967         385,475 (11)(12)  533,268 (11)(12)  451,695
     Selling, general and
       administrative                  161,403      138,318         123,681         132,511           161,280           125,459
     Impairment and other charges      105,538 (2)   12,201 (4)          --          42,006 (14)       42,006 (14)           --
     Restructuring charges              16,193 (3)    3,102              --          13,654 (13)       13,654 (13)           --
     Merger costs                          --        (1,741)             --          22,645 (13)       22,645 (13)           --
     Depreciation and amortization:
          Hospitality and attractions   27,149       25,515          23,835          28,544            28,544            25,570
          Music, media and
            entertainment               25,469       20,310          13,709          11,262            20,423            19,218
          Corporate and other            5,837        6,749           5,240           4,430             4,430             4,068
                                     ---------    ---------        --------       ---------         ---------         ---------
          Total depreciation and
            amortization                58,455       52,574          42,784          44,236            53,397            48,856
                                     ---------    ---------        --------       ---------         ---------         ---------
          Total operating expenses     709,475      550,866         500,432         640,527           826,250           626,010
                                     ---------    ---------        --------       ---------         ---------         ---------
Operating income (loss):
     Hospitality and attractions        38,024       38,270          44,051          50,846            50,846            42,634
     Music, media and entertainment    (76,269)     (16,962)         19,550          (3,121)(11)(12)   75,619 (11)(12)  110,718
     Corporate and other               (35,119)     (25,972)        (20,668)        (26,309)          (26,309)          (23,745)
     Impairment and other charges     (105,538)(2)  (12,201)(4)          --         (42,006)(14)      (42,006)(14)           --
     Restructuring charges             (16,193)(3)   (3,102)             --         (13,654)(13)      (13,654)(13)           --
     Merger costs                           --        1,741              --         (22,645)(13)      (22,645)(13)           --
                                     ---------    ---------        --------       ---------         ---------         ---------
          Total operating
             income (loss)            (195,095)     (18,226)         42,933         (56,889)           21,851           129,607
Interest expense                       (31,629)     (16,101)        (30,031)        (26,994)          (27,177)          (19,538)
Interest income                          4,729        6,275          25,606          23,726            24,022            22,904
Other gains and losses                  (4,548)     589,574 (5)(6)   11,359 (6)(7)  146,193 (15)      143,532 (15)       71,741 (18)
                                     ---------    ---------        --------       ---------         ---------         ---------
     Income (loss) from continuing
          operations before income
          taxes                       (226,543)     561,522          49,867          86,036           162,228           204,714
Provision (benefit) for income taxes   (73,073)     211,730          18,673         (19,788)(16)       10,792 (16)       73,549
                                     ---------    ---------        --------       ---------         ---------         ---------
     Income (loss) from continuing
          operations                  (153,470)     349,792          31,194         105,824           151,436           131,165
Cumulative effect of accounting
     change, net of taxes                   --           --              --          (7,537)(17)       (7,537)(17)           --
                                     ---------    ---------        --------       ---------         ---------         ---------
          Net income (loss)          $(153,470)   $ 349,792        $ 31,194       $  98,287         $ 143,899         $ 131,165
                                     =========    =========        ========       =========         =========         =========
Income (loss) per share:
- ------------------------
     Income (loss) from continuing
          operations                 $   (4.60)   $   10.63        $   0.95       $    3.27         $    4.68         $    4.07
                                     =========    =========        ========       =========         =========         =========
     Net income (loss)               $   (4.60)   $   10.63        $   0.95       $    3.04         $    4.45         $    4.07
                                     =========    =========        ========       =========         =========         =========
Income (loss) per share - assuming
     dilution:
- ----------------------------------
     Income (loss) from continuing
         operations                  $   (4.60)   $   10.53        $   0.94       $    3.24         $    4.64         $    4.02
                                     =========    =========        ========       =========         =========         =========
     Net income (loss)               $   (4.60)   $   10.53        $   0.94       $    3.01         $    4.41         $    4.02
                                     =========    =========        ========       =========         =========         =========
Dividends per share                  $      --    $    0.80        $   0.65             N/A         $    1.05         $    1.08
                                     =========    =========        ========       =========         =========         =========

AS OF DECEMBER 31,
(AMOUNTS IN THOUSANDS)

                                         2000                1999               1998               1997                1996
                                     -------------      -------------      -------------      -------------       -------------
Balance sheet data:
Total assets                          $1,939,553 (5)     $1,732,384 (5)     $1,011,992         $1,117,562          $1,182,248
Total debt                               197,429            310,123            282,981  (6)       388,397             363,409
Secured forward exchange contract        613,054 (5)             --                 --                 --                  --
Total stockholders' equity               727,865            961,159 (5)        525,160            516,224             512,963

(1) Effective October 1, 2000, the Company adopted the provisions of the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements", as amended, and certain related authoritative literature. The Company classified certain amounts as revenues that historically, in accordance with industry practice, were reported as a reduction to operating expenses totaling $21,852, $18,890, $22,106, and $8,459 for 1999, 1998, 1997 and
         1996, respectively.

(2) During 2000, the Company recorded nonrecurring pretax impairment and other charges of $105,538 related to the divestiture of certain businesses and reduction in the carrying values of certain assets.

(3) During 2000, the Company recorded nonrecurring pretax restructuring charges of $16,193.

(4)      Charge related to the closing of Word's Unison Records label.

(5) Includes pretax gain of $459,307 on the divestiture of television station KTVT in Dallas-Ft. Worth in exchange for CBS Series B preferred stock, which was converted into 11,003,000 shares of Viacom, Inc. Class B common stock in May 2000, $4,210 of cash, and other consideration. The CBS Series B preferred stock was included in total assets at its market value of $648,434 at December 31, 1999. The Viacom, Inc. Class B common stock was included in total assets at its market value of $514,391 at December 31, 2000. During 2000, the Company entered into a seven-year forward exchange contract with respect to 10,937,900 shares of the Viacom, Inc. Class B common stock. Prepaid interest related to the secured forward exchange contract of $171,863 was included in total assets at December 31, 2000.

(6) In 1995, the Company sold its cable television systems (the "Systems"), which resulted in a gain of $42,998, net of income taxes of $30,824. Net proceeds were $198,800 in cash and a note receivable with a face amount of $165,688, which was recorded at $150,688, net of a $15,000 discount. As part of the sale transaction, the Company also received contractual equity participation rights (the "Rights") equal to 15% of the net distributable proceeds from future asset sales. During 1998, the Company collected the full amount of the note receivable and recorded a pretax gain of $15,000 related to the note receivable discount. During 1999, the Company received cash and recognized a pretax gain of $129,875 representing the value of the Rights. The proceeds from the note receivable prepayment and the Rights were used to reduce outstanding bank indebtedness.

(7)      Includes:

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

(8) Reflects the unaudited pro forma results of operations as if the CBS Merger had occurred on January 1, 1997.

(9) Includes the results of operations of the Cable Networks Business for the first nine months of 1997. On October 1, 1997, the Cable Networks Business was acquired by CBS in the CBS Merger.

(10) In January 1997, the Company purchased the net assets of Word for approximately $120,000. The results of operations of Word have been included from the date of acquisition.

(11) Includes pretax charge of $11,740 for the write-down to net realizable value of certain television program rights.

(12) Includes a pretax charge of $5,000 related to plans to cease the European operations of CMT International effective March 31, 1998.

(13) The merger costs and the 1997 restructuring charge are related to the CBS Merger.

(14) Charge related to the closing of the Opryland theme park at the end of the 1997 operating season.

(15) Includes a pretax gain of $144,259 on the sale of television station KSTW in Seattle.

(16) Includes a deferred tax benefit of $55,000 related to the revaluation of certain reserves as a result of the CBS Merger.

(17) Reflects the cumulative effect of the change in accounting method for deferred preopening costs to expense these costs as incurred, effective January 1, 1997, of $12,335, net of a related tax benefit of $4,798.

(18) Includes a pretax gain of $73,850 on the sale of television station KHTV in Houston.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         During 2000, the Company restated its reportable segments for all periods presented based upon internal realignment of operational responsibilities. The Company is managed using the following three business segments: hospitality and attractions; music, media and entertainment; and corporate and other. Certain events that occurred during 2000, 1999 and 1998 affect the comparability of the Company's results of operations among the periods under review. The principal events are as follows:

ASSESSMENT OF STRATEGIC ALTERNATIVES

         During 2000, the Company endured a significant number of departures from its senior management, including the Company's President and Chief Executive Officer. In addition, the Company continued to produce weaker than anticipated operating results during 2000 while attempting to fund its capital requirements related to its hotel construction project in Florida and hotel development activities in Texas. As a result of these factors, during the fourth quarter of 2000, the Company completed an assessment of its strategic alternatives related to its operations and capital requirements and developed a new strategic plan designed to refocus the Company's operations, reduce its operating losses and reduce its negative cash flows.

         As a result of the Company's strategic assessment, the Company adopted a plan to divest a number of its under-performing businesses through sale or closure and to curtail certain projects and business lines that were no longer projected to produce a positive return. As a result of the completion of the strategic assessment, the Company recognized pretax impairment and other charges totaling $105.5 million during 2000 in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of", and other relevant authoritative literature. The components of the impairment and other charges for the years ended December 31 are as follows, in millions:

                                                          2000             1999
                                                        --------         -------
Gaylord Digital                                         $   48.1         $    --
Wildhorse Saloon near Orlando                               15.9              --
Word Entertainment                                           8.2              --
Unison Records                                               4.9            12.2
Programming, film and other content                         15.0              --
Other intangible assets                                      8.3              --
Other property and equipment                                 4.2              --
Other                                                        0.9              --
                                                        --------         -------
     Total impairment and other charges                 $  105.5         $  12.2
                                                        ========         =======

         As part of the Company's strategic assessment, the Company closed Gaylord Digital in the fourth quarter of 2000. Gaylord Digital was formed to initiate a focused Internet strategy through the acquisition of a number of websites and investments in technology start-up businesses. During 1999 and 2000, Gaylord Digital was unable to produce the operating results initially anticipated and required an extensive amount of capital to fund its operating losses, investments and technology infrastructure. As a result of the closing, the Company recorded a pretax charge of $48.1 million in 2000 to reduce the carrying value of Gaylord Digital's assets to their fair value based upon estimated selling prices. The Company sold Musicforce.com and Lightsource.com subsequent to the closure of Gaylord Digital. The Gaylord Digital charge included the write-down of intangible assets of $25.8 million, property and equipment (including software) of $14.8 million, investments of $7.0 million and other assets of $0.5 million.

         During November 2000, the Company ceased its operations of the Wildhorse Saloon near Orlando. Walt Disney World Resort paid the Company approximately $1.8 million for the net assets of the Wildhorse Saloon near Orlando and released the Company from its operating lease for the Wildhorse Saloon location. As a result of this divestiture, the Company recorded pretax charges of $15.9 million to reflect the impairment and other charges related to the divestiture. The Wildhorse Saloon near Orlando charge included the write-off of equipment of $9.5 million, intangible assets of $8.1 million and other working capital items of $0.1 million offset by the $1.8 million of proceeds received from Disney.

         The operations of Word Entertainment ("Word") were also reviewed during the fourth quarter of 2000 as part of the Company's strategic assessment. As a result, the Company determined that certain projects and potential transactions should be discontinued. As such, certain assets and lines of business within Word were deemed to be unrealizable and were written down to their estimated fair value, based upon projected cash flows, resulting in pretax charges of $8.2 million during the fourth quarter of 2000. The charges related to Word included the write-down of inventories of $3.0 million, intangible assets of $2.8 million, other assets of $1.3 million and a charge of $1.1 million for the divestiture of a record label.

         During 1999, the Company recorded a pretax loss of $12.2 million related to the closing of Unison Records ("Unison"), a specialty record label of Word which dealt primarily in value-priced acoustical and instrumental recordings. The Unison closing charge is reflected as impairment and other charges in the consolidated statements of operations. The Unison closing charge includes write-downs of the carrying value of inventories, accounts receivable and other assets of $4.3 million, $3.5 million and $3.9 million, respectively, and other costs associated with the Unison closing of $0.5 million. During 2000, the Company pursued the sale of the Unison business with several potential buyers. During the fourth quarter of 2000, the Company determined that the expected proceeds from future transactions to liquidate the Unison assets would be less than previously anticipated and recorded an additional asset write-down of $4.9 million to further reduce the carrying value of the accounts receivable and inventories of Unison.

         The Company's strategic assessment of its programming, film and other content assets completed in the fourth quarter of 2000 resulted in pretax impairment and other charges of $15.0 million based upon the projected cash flows for these assets in the music, media and entertainment segment. This charge included music and film catalogs of $7.0 million, investments of $5.0 million and other receivables of $3.0 million.

         During the course of conducting the strategic assessment, the Company also evaluated the goodwill and intangible assets of other businesses. These reviews indicated that certain intangible assets related to the music, media and entertainment segment were not recoverable from future cash flows based upon the Company's new strategic direction. The Company recorded pretax impairment and other charges related to intangible assets, primarily goodwill, in the music, media and entertainment segment of $8.3 million in 2000. In addition, the property and equipment of the Company was reviewed to determine whether the change in the Company's strategic direction created impaired assets. This review indicated that certain property and equipment would not be recovered by projected cash flows. The Company recorded pretax impairment and other charges related to its property and equipment of $4.2 million. These charges included property and equipment write-downs in the hospitality and attractions segment of $1.6 million, in the music, media and entertainment segment of $1.0 million, and in the corporate and other segment of $1.6 million.

         As part of the Company's assessment of strategic alternatives, the Company recognized pretax restructuring charges of $16.2 million during 2000, in accordance with Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". These restructuring charges consist of contract termination costs of $10.0 million to exit specific activities and employee severance and related costs of $6.4 million offset by the reversal of the remaining restructuring accrual from the restructuring charges taken in 1999 of $0.2 million. The 2000 restructuring charges relate to the Company's strategic decisions to exit certain lines of business, primarily in the music, media and entertainment segment, and to implement its new strategic plan. As part of the Company's restructuring plan, approximately 375 employees were terminated or were informed of their pending termination. As of December 31, 2000, the Company has recorded cash charges of $3.3 million against the restructuring accrual. The remaining balance of the restructuring accrual at December 31, 2000 of $13.1 million is included in accounts payable and accrued liabilities in the consolidated balance sheet. The Company anticipates the completion of the restructuring during 2001.

         During 1999, the Company recognized pretax restructuring charges of $3.1 million related to streamlining the Company's operations, primarily the Opryland Hotel Nashville. The restructuring charges included estimated costs for employee severance and termination benefits of $2.4 million and other restructuring costs of $0.7 million. As of December 31, 2000, no accrual remained. As of December 31, 1999, the Company had recorded cash charges of $2.6 million against the restructuring accrual.


DIVESTITURE OF FILM AND SPORTS BUSINESSES

         In March 2001, the Company sold five businesses: Pandora Films, Gaylord Films, Gaylord Sports Management, Gaylord Event Television and Gaylord Production Company, (collectively, the "OPUBCO Acquired Companies") to affiliates of The Oklahoma Publishing Company ("OPUBCO") for $22 million in cash and the assumption of approximately $20 million in debt. The Company does not anticipate recognizing a material gain or loss on the divestiture in 2001. OPUBCO owns a 6.3% interest in the Company. Four of the Company's directors, who are the beneficial owners of an additional 27.8% of the Company, are also directors of OPUBCO and voting trustees of a voting trust that controls OPUBCO.

DIVESTITURE OF KTVT

         In October 1999, CBS Corporation ("CBS") acquired the Company's television station KTVT in Dallas-Ft. Worth in exchange for $485 million of CBS Series B convertible preferred stock, $4.2 million of cash and other consideration. The Company recorded a pretax gain of $459.3 million, which is included in other gains and losses in the consolidated statements of operations in 1999.


RESULTS OF OPERATIONS

         Effective October 1, 2000, the Company adopted the provisions of the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements", as amended, and certain related authoritative literature. SAB 101 is effective for all quarters beginning October 1, 2000. SAB 101 summarizes certain of the Staff's views in applying generally accepted accounting principles to revenue recognition. Accordingly, the Company classified certain amounts as revenues that historically, in accordance with industry practice, were reported as a reduction to operating expenses. To comply with the new requirements, the Company reclassified $21.9 million and $18.9 million from operating expenses to revenues for the years ended December 31, 1999 and 1998, respectively. As part of this reclassification, the Company reclassified $12.0 million and $11.0 million for the years ended December 31, 1999 and 1998, respectively, in the hospitality and attractions segment, primarily related to revenues recognized on service charges and gratuities for convention services. In addition, the Company reclassified $9.9 million and $7.9 million for the years ended December 31, 1999 and 1998, respectively, in the music, media and entertainment segment, primarily related to licensing revenues and freight charges at Word.

         The following table contains selected results of operations data for each of the three years ended December 31, 2000, 1999 and 1998 (in thousands). The table also shows the percentage relationships to total revenues and, in the case of segment operating income, its relationship to segment revenues.


                                       2000         %         1999        %         1998        %
                                     --------     -----     --------    -----     --------    -----
Revenues:
     Hospitality and attractions     $ 256,722      49.9%   $ 257,709     48.4%   $257,335     47.4%
     Music, media and entertainment    257,594      50.1      269,637     50.6     280,388     51.6
     Corporate and other                    64        --        5,294      1.0       5,642      1.0
                                     ---------     -----    ---------    -----    --------    -----
          Total revenues               514,380     100.0      532,640    100.0     543,365    100.0
                                     ---------     -----    ---------    -----    --------    -----
Operating expenses:
     Operating costs                   367,886      71.5      346,412     65.0     333,967     61.4
     Selling, general and
          administrative               161,403      31.4      138,318     26.0     123,681     22.8
     Impairment and other charges      105,538      20.5       12,201      2.3          --       --
     Restructuring charges              16,193       3.1        3,102      0.6          --       --
     Merger costs                           --        --       (1,741)    (0.3)         --       --
     Depreciation and amortization:
          Hospitality and
          attractions                   27,149                 25,515               23,835
          Music, media and
          entertainment                 25,469                 20,310               13,709
          Corporate and other            5,837                  6,749                5,240
                                     ---------     -----    ---------    -----    --------    -----
               Total depreciation
               and amortization         58,455      11.4       52,574      9.8      42,784      7.9
                                     ---------     -----    ---------    -----    --------    -----
          Total operating expenses     709,475     137.9      550,866    103.4     500,432     92.1
                                     ---------     -----    ---------    -----    --------    -----
Operating income (loss):
     Hospitality and attractions        38,024      14.8       38,270     14.9      44,051     17.1
     Music, media and entertainment    (76,269)    (29.6)     (16,962)    (6.3)     19,550      7.0
     Corporate and other               (35,119)       --      (25,972)      --     (20,668)      --
     Impairment and other charges     (105,538)       --      (12,201)      --          --       --
     Restructuring charges             (16,193)       --       (3,102)      --          --       --
     Merger costs                           --        --        1,741       --          --       --
                                     ---------     -----    ---------    -----    --------    -----
          Total operating income
            (loss)                   $(195,095)    (37.9)%  $ (18,226)    (3.4)%  $ 42,933      7.9%
                                     =========     =====    =========    =====    ========    =====

YEAR ENDED DECEMBER 31, 2000, COMPARED TO YEAR ENDED DECEMBER 31, 1999

REVENUES

         TOTAL REVENUES - Total revenues decreased $18.3 million, or 3.4%, to $514.4 million in 2000 primarily due to the divestiture of KTVT partially offset by revenues of newly acquired businesses including Gaylord Event Television and Corporate Magic. Excluding the revenues of significant divested businesses, primarily KTVT, Gaylord Digital, the Wildhorse Saloon near Orlando, and the OPUBCO Acquired Companies, from both periods, total revenues decreased $5.6 million, or 1.2%, in 2000.

         Revenues in the hospitality and attractions segment decreased $1.0 million, or 0.4%, to $256.7 million in 2000. Revenues of the Opryland Hotel Nashville decreased $4.6 million to $229.9 million in 2000. The Opryland Hotel Nashville's occupancy rate decreased to 75.9% in 2000 compared to 78.0% in 1999. The Opryland Hotel Nashville sold 770,000 rooms in 2000 compared to 789,600 rooms sold in 1999, reflecting a 2.5% decrease from 1999. The Opryland Hotel Nashville's average daily rate increased to $143.86 in 2000 from $137.18 in 1999. The decrease in revenues from the Opryland Hotel Nashville was partially offset by increased revenues from the Radisson Hotel at Opryland of $1.6 million, or 31.7%, in 2000. The occupancy rate of the Radisson Hotel at Opryland increased to 59.3% in 2000 from 48.8% in 1999. The increase in revenues for the Radisson Hotel at Opryland is primarily attributable to a renovation project during 1999, which caused a portion of the rooms to be unavailable during 1999.

         Revenues in the music, media and entertainment segment decreased $12.0 million, or 4.5%, to $257.6 million in 2000. Excluding the revenues of significant divested businesses, primarily KTVT, Gaylord Digital, the Wildhorse Saloon near Orlando, and the OPUBCO Acquired Companies, from both periods, revenues in the music, media and entertainment segment increased $0.6 million, or 0.3%, to $209.5 million in 2000. Corporate Magic, a company specializing in the production of creative events in the corporate entertainment marketplace which was acquired in March 2000, had revenues subsequent to its acquisition of $4.2 million. The revenues of MusicCountry, formerly known as CMT International, increased $2.2 million, or 51.2%, in 2000. Revenues of Word decreased $6.5 million, or 4.6%, to $133.0 million related to 1999 revenues of the now-closed Unison and a decline in sales of children's products.

         Revenues in the corporate and other segment decreased $5.2 million to $0.1 million in 2000. Corporate and other segment revenues consisted primarily of consulting and other services revenues related to the Opry Mills partnership in 1999, which did not continue beyond 1999.

OPERATING EXPENSES

         TOTAL OPERATING EXPENSES - Total operating expenses increased $158.6 million, or 28.8%, to $709.5 million in 2000. Excluding the nonrecurring impairment and other charges, restructuring charges and merger costs, total operating expenses increased $50.4 million, or 9.4%, to $587.7 million in 2000. Operating costs, as a percentage of revenues, increased to 71.5% during 2000 as compared to 65.0% during 1999. Selling, general and administrative expenses, as a percentage of revenues, increased to 31.4% during 2000 as compared to 26.0% in 1999.

         OPERATING COSTS - Operating costs increased $21.5 million, or 6.2%, to $367.9 million in 2000. Excluding the operating costs of significant divested businesses, primarily KTVT, Gaylord Digital, the Wildhorse Saloon near Orlando, and the OPUBCO Acquired Companies, from both periods, operating costs increased $7.8 million, or 2.6%, to $310.9 million in 2000.

         Operating costs in the hospitality and attractions segment decreased $3.1 million in 2000 primarily as a result of lower operating costs at the Opryland Hotel Nashville of $9.0 million related to lower revenues and stringent cost controls. During 2000, the Company recorded certain nonrecurring operating costs associated primarily with the settlement of tax and utility contingencies related to prior years totaling $5.0 million in the hospitality and attractions segment.

         Excluding the operating costs of significant divested businesses, primarily KTVT, Gaylord Digital, the Wildhorse Saloon near Orlando, and the OPUBCO Acquired Companies, from both periods, operating costs in the music, media and entertainment segment increased $11.3 million in 2000. The operating costs of Word increased $6.5 million in 2000 related to increased royalties, development of new children's products, and higher costs related to lower-margin distributed products. The operating costs of Corporate Magic subsequent to its March 2000 acquisition were $3.1 million.

         SELLING, GENERAL AND ADMINISTRATIVE - Selling, general and administrative expenses increased $23.1 million, or 16.7%, to $161.4 million in 2000. Excluding the selling, general and administrative expenses of significant divested businesses, primarily KTVT, Gaylord Digital, the Wildhorse Saloon near Orlando, the OPUBCO Acquired Companies, and country music label development costs, from both periods, selling, general and administrative expenses increased $11.5 million, or 9.3%, to $135.1 million in 2000. The Company's development of a country music label was suspended during 2000.

         Selling, general and administrative expenses in the hospitality and attractions segment increased $0.7 million in 2000. Hotel development and marketing efforts related to hotel developments in Florida and Texas increased selling, general and administrative expenses $3.4 million during 2000. The selling, general and administrative expenses of the Opryland Hotel Nashville decreased $2.6 million in 2000 as a result of stringent cost controls.

         Excluding the selling, general and administrative expenses of significant divested businesses, primarily KTVT, Gaylord Digital, the Wildhorse Saloon near Orlando, the OPUBCO Acquired Companies, and country music label development costs, from both periods, selling, general and administrative expenses in the music, media and entertainment segment increased $5.5 million in 2000. The increase is primarily attributable to an increase in the selling, general and administrative expenses of the Company's live entertainment businesses of $5.6 million in 2000. This increase is partially offset by a decrease in the selling, general and administrative expenses of Word of $2.2 million in 2000.

         Corporate selling, general and administrative expenses, consisting primarily of senior management salaries and benefits, legal, human resources, accounting, and other administrative costs, increased $5.2 million in 2000, including an increase of $2.0 million of expense associated with the naming rights for the Gaylord Entertainment Center.

         DEPRECIATION AND AMORTIZATION - Depreciation and amortization increased $5.9 million, or 11.2%, to $58.5 million in 2000. Excluding the depreciation and amortization of significant divested businesses, primarily KTVT, Gaylord Digital, the Wildhorse Saloon near Orlando, and the OPUBCO Acquired Companies, from both periods, depreciation and amortization increased $2.7 million, or 5.9%, in 2000. The increase is primarily attributable to the depreciation expense of capital expenditures and the amortization expense of intangible assets, primarily goodwill, associated with acquisitions.

OPERATING INCOME (LOSS)

         Total operating income decreased $176.9 million to an operating loss of $195.1 million during 2000. Excluding the operating income (loss) of significant divested businesses, primarily KTVT, Gaylord Digital, the Wildhorse Saloon near Orlando, the OPUBCO Acquired Companies, and country music label development costs, as well as the impairment, restructuring and merger charges from both periods, total operating income decreased $27.6 million to an operating loss of $28.8 million in 2000.

         Hospitality and attractions segment operating income decreased $0.2 million to $38.0 million in 2000 primarily related to costs of the Company's hotel construction and development projects offset by increased profit margins of the Opryland Hotel Nashville. Excluding the operating income (loss) of significant divested businesses, primarily KTVT, Gaylord Digital, the Wildhorse Saloon near Orlando, the OPUBCO Acquired Companies, and country music label development costs, from both periods, the operating loss of the music, media and entertainment segment increased $18.1 million to an operating loss of $31.8 million in 2000 primarily as a result of the operating losses of Word and the Company's live entertainment businesses. The operating loss of the corporate and other segment increased $9.1 million to an operating loss of $35.1 million in 2000 primarily related to consulting and other services revenues related to the Opry Mills partnership in 1999, which did not continue beyond 1999, and increased administrative costs.

         Hotel development and marketing expenses related to the Company's hotel developments in Florida and Texas are expected to significantly impact the Company's results of operations during 2001. The Company currently projects hotel development and marketing expenses to exceed $20 million in 2001.

INTEREST EXPENSE

         Interest expense increased $15.5 million to $31.6 million, net of capitalized interest of $6.8 million, in 2000. The increase in 2000 is primarily attributable to higher average borrowing levels, including the secured forward exchange contract. The Company's weighted average interest rate on its borrowings, including the interest expense associated with the secured forward exchange contract, was 6.6% in 2000 as compared to 6.4% in 1999.

         The Company recently entered into new loan agreements and is negotiating with potential additional financing sources regarding the Company's future financing arrangements. The Company's future effective interest rates and borrowing levels will be higher than the Company's historical effective interest rates and borrowing levels.

INTEREST INCOME

         Interest income decreased $1.5 million to $4.7 million in 2000. The decrease in 2000 primarily relates to nonrecurring interest income in 1999 of $2.0 million related to the settlement of contingencies between the Company and CBS as well as a $1.8 million prepayment penalty from Bass Pro recorded as interest income during 1999. These 1999 transactions are partially offset by an increase in interest income from invested cash balances during 2000.

OTHER GAINS AND LOSSES

         Other gains and losses during 2000 were comprised of the following pretax amounts, in millions:

                                                                        GAIN/
                                                                       (LOSS)
                                                                       ------
Settlement of Word acquisition contingencies                           $ (3.3)

Loss on disposal of KOA Campground                                       (3.2)

Other gains and losses, net                                               2.0
                                                                       ------
                                                                       $ (4.5)
                                                                       ======



         During 2000, the Company settled contingencies remaining from the 1997 acquisition of Word, which resulted in a pretax charge of $3.3 million. In December 2000, the Company sold the KOA Campground and recorded a pretax loss related to the disposal of $3.2 million.

         Other gains and losses during 1999 were comprised of the following pretax amounts, in millions:

                                                                        GAIN/
                                                                       (LOSS)
                                                                       ------
Gain on divestiture of KTVT                                            $ 459.3

Gain on equity participation rights                                      129.9

Other gains and losses, net                                                0.4
                                                                       -------
                                                                       $ 589.6
                                                                       =======



         In October 1999, CBS acquired the Company's television station KTVT in Dallas-Ft. Worth in exchange for $485 million of CBS Series B convertible preferred stock, $4.2 million of cash and other consideration. The Company recorded a pretax gain of $459.3 million, which is included in other gains and losses in the consolidated statements of operations in 1999.

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


INCOME TAXES

         The Company's benefit for income taxes was $73.1 million in 2000 compared to an income tax provision of $211.7 million in 1999. The Company's effective tax rate on its income (loss) before provision (benefit) for income taxes was 32.3% for 2000 compared to 37.7% for 1999.

YEAR ENDED DECEMBER 31, 1999, COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUES

         TOTAL REVENUES - Total revenues decreased $10.7 million, or 2.0%, to $532.6 million in 1999 primarily due to the effect of the divestiture of KTVT. Excluding the total revenues of KTVT from both periods, total revenues increased $4.8 million, or 1.0%, in 1999.

         Revenues in the hospitality and attractions segment increased $0.4 million, or 0.1%, to $257.7 million in 1999. Revenues of the Opryland Hotel Nashville decreased $0.8 million to $234.4 million in 1999. The Opryland Hotel Nashville's occupancy rate decreased to 78.0% in 1999 as compared to 79.1% in 1998. The Opryland Hotel Nashville sold 789,600 rooms in 1999 compared to 801,900 rooms sold in 1998, reflecting a 1.5% decrease from 1998. The Opryland Hotel Nashville's average daily rate decreased to $137.18 in 1999 from $138.51 in 1998. Revenues associated with the Company's attractions properties decreased $1.1 million in 1999 related to softness in Nashville tourism during 1999.

         Revenues in the music, media and entertainment segment decreased $10.8 million, or 3.8%, to $269.6 million in 1999. The decrease is primarily the result of the divestiture of KTVT in October 1999. Excluding the revenues of KTVT from both periods, revenues in the music, media and entertainment segment increased $4.8 million, or 2.1%, to $233.6 million in 1999. The increase results primarily from the revenues of Gaylord Event Television, which was acquired in December 1999, of $7.1 million. Revenues from the Wildhorse Saloon near Orlando, Florida, which opened in April 1998, increased $1.9 million in 1999. Pandora revenues decreased $3.4 million, or 30.2%, to $7.9 million in 1999 due to fewer film releases in 1999.

         Revenues in the corporate and other segment decreased $0.3 million to $5.3 million in 1999. Corporate and other segment revenues consist primarily of consulting and other services revenues related to the Opry Mills partnership in both 1999 and 1998.

OPERATING EXPENSES

         TOTAL OPERATING EXPENSES - Total operating expenses increased $50.4 million, or 10.1%, to $550.9 million in 1999. Operating costs, as a percentage of revenues, increased to 65.0% during 1999 as compared to 61.4% during 1998. Selling, general and administrative expenses, as a percentage of revenues, increased to 26.0% during 1999 as compared to 22.8% in 1998.

         OPERATING COSTS - Operating costs increased $12.4 million, or 3.7%, to $346.4 million in 1999. Excluding the operating costs of KTVT from both periods, operating costs increased $16.1 million, or 5.2%, to $328.0 million in 1999.

         Operating costs of the hospitality and attractions segment decreased $1.0 million in 1999 related to lower operating costs of the General Jackson showboat.

         Operating costs in the music, media and entertainment segment increased $13.5 million in 1999. Excluding the operating costs of KTVT from both periods, operating costs in the music, media and entertainment segment increased $17.1 million in 1999. The increase is primarily the result of the December 1999 acquisition of Gaylord Event Television, which had operating costs in 1999 of $6.5 million and the operating costs of Gaylord Digital of $2.7 million. Operating costs of the Wildhorse Saloon locations increased $3.6 million in 1999 related to increased revenues and the opening of the Orlando, Florida location in April 1998. The operating costs of Word increased $4.7 million in 1999 related to increased revenues of lower-margin distributed products and increased costs associated with the relocation of Word's warehouse from Texas to Tennessee. Costs associated with Z Music increased operating costs by $2.0 million in 1999.

         SELLING, GENERAL AND ADMINISTRATIVE - Selling, general and administrative expenses increased $14.6 million, or 11.8%, to $138.3 million in 1999. Excluding the selling, general and administrative expenses of KTVT from the results of both periods, selling, general and administrative expenses increased $17.3 million, or 15.1%, in 1999.

         Selling, general and administrative expenses in the hospitality and attractions segment increased $5.5 million in 1999. Hotel development efforts in Florida and Texas increased selling, general and administrative expenses $2.3 million in 1999. The selling, general and administrative costs of the Opryland Hotel Nashville increased $2.2 million in 1999 primarily related to higher selling and marketing costs.

         Selling, general and administrative expenses in the music, media and entertainment segment increased $5.7 million in 1999. Excluding the selling, general and administrative expenses of KTVT from both periods, selling, general and administrative expenses in the music, media and entertainment segment increased $8.3 million in 1999. The 1999 increase is primarily attributable to higher selling, general and administrative expenses of Word of $8.3 million and Gaylord Digital of $4.4 million. These increases were partially offset by the 1998 recognition of a valuation reserve of $4.3 million on a long-term note receivable from Z Music, Inc.

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

OPERATING INCOME (LOSS)

         Total operating income decreased $61.2 million to an operating loss of $18.2 million during 1999. Excluding the operating results of KTVT, impairment and other charges, merger costs reduction and the restructuring charges from both periods, total operating income decreased $38.1 million to an operating loss of $13.0 million in 1999.

         Hospitality and attractions segment operating income decreased $5.8 million to $38.3 million in 1999 primarily related to lower operating income produced by the Opryland Hotel Nashville and expenses associated with hotel developments in Florida and Texas. Excluding the operating income of KTVT from both periods, operating income of the music, media and entertainment segment decreased $27.1 million in 1999 primarily related to lower operating income generated by Word, Pandora and Gaylord Digital. The operating income of KTVT was $8.4 million and $17.8 million in 1999 and 1998, respectively. The operating loss of the corporate and other segment increased $5.3 million to $26.0 million in 1999.

INTEREST EXPENSE

         Interest expense decreased $13.9 million to $16.1 million in 1999. The decrease in 1999 is primarily attributable to lower average borrowing levels and lower weighted average interest rates during 1999 than in 1998. During the fourth quarter of 1998, the Company used proceeds of $238.4 million from a long-term note receivable to reduce outstanding indebtedness. During the first quarter of 1999, the Company used the proceeds from the redemption of certain equity participation rights described below to further reduce outstanding indebtedness. The Company's weighted average interest rate on its borrowings was 6.4% in 1999 compared to 6.6% in 1998.

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

OTHER GAINS AND LOSSES

         Other gains and losses during 1999 were comprised of the following pretax amounts, in millions:

                                                                         GAIN/
                                                                        (LOSS)
                                                                       --------
Gain on divestiture of KTVT                                            $ 459.3

Gain on equity participation rights                                      129.9

Other gains and losses, net                                                0.4
                                                                       -------
                                                                       $ 589.6
                                                                       =======


         During 1995, the Company sold the Systems. Net proceeds consisted of $198.8 million in cash and a 10-year note receivable with a face amount of $165.7 million. The note receivable was recorded net of a $15.0 million discount to reflect the note at fair value. During 1998, the Company received $238.4 million representing prepayment of the entire balance of the note receivable and related accrued interest. The Company recorded a $15.0 million pretax gain during 1998 related to the note receivable discount originally recorded as part of the Systems sale transaction. During 1999, the Company recognized a pretax gain of $129.9 million related to the collection of $130 million in proceeds from the redemption of certain equity participation rights in the Systems.

         In October 1999, CBS acquired the Company's television station KTVT in Dallas-Ft. Worth in exchange for $485 million of CBS Series B convertible preferred stock, $4.2 million of cash and other consideration. The Company recorded a pretax gain of $459.3 million, which is included in other gains and losses in the consolidated statements of operations in 1999.

         The Company recorded a pretax loss of $23.6 million during 1998 related to the write-off of a note receivable from Z Music when the Company foreclosed on the note receivable and took a controlling interest in the assets of Z Music. Also during 1998, the Company sold its investment in the Texas Rangers Baseball Club, Ltd. for $16.1 million and recognized a gain of the same amount.

         During 1998, the Company terminated an operating lease for a satellite transponder related to the European operations of MusicCountry, formerly known as CMT International. The termination of the satellite transponder lease resulted in a pretax charge of $9.2 million during 1998. Additionally, the Company recorded a gain of $8.5 million during 1998 primarily related to the settlement of contingencies arising from the sale of television stations KHTV in Houston and KSTW in Seattle.

INCOME TAXES

         The Company's provision for income taxes was $211.7 million in 1999 compared to $18.7 million in 1998. The Company's effective tax rate on its income before provision for income taxes was 37.7% for 1999 compared to 37.4% for 1998.

LIQUIDITY AND CAPITAL RESOURCES

2001 LOANS

         During March 2001, the Company, through special purpose entities, entered into two new loan agreements, a $275 million senior loan (the "Senior Loan") and a $100 million mezzanine loan (the "Mezzanine Loan") (collectively, the "2001 Loans") with affiliates of Merrill Lynch & Company acting as principal. The Senior Loan is secured by a first mortgage lien on the assets of the Opryland Hotel Nashville and is due in 2004. Amounts outstanding under the Senior Loan bear interest at one-month LIBOR plus 1.5% as of the closing date. The Mezzanine Loan, secured by the equity interest in the owner of the Opryland Hotel Nashville, is due in 2004 and bears interest at one-month LIBOR plus 6.0% as of the closing date. Future securitization, syndication or other transactions related to the Senior Loan and the Mezzanine Loan by the affiliates of Merrill Lynch could result in an adjustment in the interest rate spread over one-month LIBOR, not to exceed an interest rate spread of 2.0% on the Senior Loan and 8.0% on the Mezzanine Loan. At the Company's option, the 2001 Loans may be extended for two additional one-year terms beyond their scheduled maturities, subject to the Company meeting certain financial ratios and other criteria. The 2001 Loans require monthly principal payments of $0.7 million during their three-year terms in addition to monthly interest payments. The terms of the Senior Loan and the Mezzanine Loan require the purchase of interest rate hedges in notional amounts equal to the outstanding balances of the Senior Loan and the Mezzanine Loan in order to protect against adverse changes in one-month LIBOR. Pursuant to these agreements, the Company has purchased instruments which cap its exposure to one-month LIBOR at 7.50%. The Company used $235 million of the proceeds from the 2001 Loans to refinance the Interim Loan discussed below. At closing, the Company was required to escrow certain amounts, including $20 million related to future capital expenditures of the Opryland Hotel Nashville. The net proceeds from the 2001 Loans after refinancing of the Interim Loan, required escrows and fees were approximately $98 million. The 2001 Loans require that the Company maintain certain escrowed cash balances and certain financial covenants, and imposes limits on transactions with affiliates and indebtedness.

INTERIM LOAN

         During the fourth quarter of 2000, the Company entered into a six-month $200 million interim loan agreement (the "Interim Loan") with Merrill Lynch Mortgage Capital, Inc. As of December 31, 2000, $175 million was outstanding under the Interim Loan. Subsequent to December 31, 2000, the Company increased the borrowing capacity under the Interim Loan to $250 million. During March 2001, the Company used $235 million of the proceeds from the 2001 Loans to refinance the Interim Loan. The Interim Loan was secured by the assets of the Opryland Hotel Nashville and was due April 6, 2001. Amounts outstanding under the Interim Loan carried an interest rate of LIBOR plus an amount that increased monthly from 1.75% at inception to 3.5% by April 2001. In addition, the Interim Loan required a commitment fee of 0.375% per year on the average unused portion of the Interim Loan and a contingent exit fee of up to $4 million, depending upon Merrill Lynch's involvement in the refinancing of the Interim Loan. The Company recognized a portion of the exit fee as interest expense in 2000. Pursuant to the terms of the 2001 Loans, the contingencies related to the exit fee were removed and no payment of these fees was required. The weighted average interest rate, including amortization of deferred financing costs, under the Interim Loan for 2000 was 21.0%. The Interim Loan required that the Company maintain certain escrowed cash balances and certain financial covenants, and imposed limits on transactions with affiliates and indebtedness.

SECURED FORWARD EXCHANGE CONTRACT

         During 2000, the Company entered into a seven-year secured forward exchange contract with an affiliate of Credit Suisse First Boston with respect to 10.9 million shares of Viacom, Inc. Class B non-voting common stock ("Viacom Stock"). The Company acquired the Viacom Stock as a result of the divestiture of KTVT-TV in Dallas-Ft. Worth to CBS in 1999. CBS merged with Viacom, Inc. in May 2000.

         The seven-year secured forward exchange contract has a face amount of $613.1 million and required contract payments based upon a stated 5% rate. The secured forward exchange contract protects the Company against decreases in the fair market value of the Viacom Stock while providing for participation in increases in the fair market value. By entering into the secured forward exchange contract, the Company realized cash proceeds of $506.3 million, net of discounted prepaid contract payments related to the first 3.25 years of the contract and transaction costs totaling $106.7 million. During the fourth quarter of 2000, the Company prepaid the remaining 3.75 years of contract payments required by the secured forward exchange contract of $83.2 million. As a result of the prepayment, the Company will not be required to make any further contract payments during the seven-year term of the secured forward exchange contract. Additionally, as a result of the prepayment, the Company was released from the covenants of the secured forward exchange contract, which related to sales of assets, additional indebtedness and liens. The Company is recognizing the contract payments associated with the secured forward exchange contract as interest expense over the seven-year contract period using the effective interest method. The Company utilized $394.1 million of the net proceeds from the secured forward exchange contract to repay all outstanding indebtedness under its 1997 revolving credit facility. As a result of the secured forward exchange contract, the 1997 revolving credit facility was terminated.

         During the seven-year term of the secured forward exchange contract, the Company retains ownership of the Viacom Stock. The Company's obligation under the secured forward exchange contract is collateralized by a security interest in the Viacom Stock. At the end of the seven-year contract term, the Company may, at its option, elect to pay in cash rather than by delivery of all or a portion of the Viacom Stock.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective, as amended, for fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133, as amended, requires all derivatives to be recognized separately in the statement of financial position and to be measured at fair value. The Company adopted the provisions of SFAS No. 133, as amended, effective January 1, 2001. Under SFAS No. 133, components of the secured forward exchange contract are considered derivatives. The Company expects to record a gain of approximately $12 million, net of taxes, in the first quarter of 2001 as a cumulative effect of an accounting change to record the derivatives associated with the secured forward exchange contract at fair value as of January 1, 2001. Additionally, the Company expects to record a gain of approximately $18 million, net of taxes, in the first quarter of 2001 related to reclassifying its investment in Viacom Stock from available-for-sale to trading as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". In subsequent periods, the change in fair value of the derivatives and the change in fair value of the investment in Viacom Stock will be recorded as gains or losses in the Company's consolidated statement of operations.


OTHER LIQUIDITY AND CAPITAL RESOURCES

         During 2000, the Company's capital expenditures were approximately $232 million, including approximately $180 million related to its new hotel construction in Florida and hotel development activities in Texas. The Company currently projects capital expenditures for 2001 of approximately $330 million, which includes approximately $275 million related to the Company's new hotel construction in Florida and Texas and approximately $25 million related to the renovation program at the Opryland Hotel Nashville.

         While the Company has available the balance of the net proceeds from the 2001 Loans and proceeds from the sale of the OPUBCO Acquired Companies as well as the net cash flows from operations to fund its immediate cash requirements, additional long-term financing is required to fund the Company's construction commitments related to the Opryland Hotel Florida, hotel development plans for the Opryland Hotel Texas and to fund its anticipated operating income losses on both a short-term and long-term basis.

         The Company is also negotiating with potential financing sources toward providing approximately $200 million of debt financing for the Florida hotel project. Any such financing would be secured by that project and the net proceeds restricted to funding the Florida hotel. The Company anticipates that the proceeds from this financing combined with the 2001 Loans will allow it to complete the construction of the hotel, open it on schedule in February 2002, and to provide for initial working capital. The Company is also pursuing financing alternatives for the Texas hotel project. While there is no assurance that any such financing will be secured, the Company has had preliminary discussions with certain lenders and believes it will secure acceptable funding. However, if the Company is unable to obtain any part of the financing it is seeking, or the timing of such financing is significantly delayed, it would require the curtailment of development capital expenditures to ensure adequate liquidity to fund the Company's operations.

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

NEWLY ISSUED ACCOUNTING STANDARD

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective, as amended, for fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133, as amended, requires all derivatives to be recognized separately in the statement of financial position and to be measured at fair value. The Company adopted the provisions of SFAS No. 133, as amended, effective January 1, 2001. Under SFAS No. 133, components of the secured forward exchange contract are considered derivatives. The Company expects to record a gain of approximately $12 million, net of taxes, in the first quarter of 2001 as a cumulative effect of an accounting change to record the derivatives associated with the secured forward exchange contract at fair value as of January 1, 2001. Additionally, the Company expects to record a gain of approximately $18 million, net of taxes, in the first quarter of 2001 related to reclassifying its investment in Viacom Stock from available-for-sale to trading as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". In subsequent periods, the change in fair value of the derivatives and the change in fair value of the investment in Viacom Stock will be recorded as gains or losses in the Company's consolidated statement of operations.


FORWARD-LOOKING STATEMENTS

         This report contains statements with respect to the Company's beliefs and expectations of the outcomes of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, including, without limitation, the factors set forth under the caption "Risk Factors." Forward-looking statements include discussions regarding the Company's operating strategy, strategic plan, hotel development strategy, industry and economic conditions, financial condition, liquidity and capital resources, and results of operations. You can identify these statements by forward-looking words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," and similar expressions. Although we believe that the plans, objectives, expectations and prospects reflected in or suggested by our forward-looking statements are reasonable, those statements involve uncertainties and risks, and we cannot assure you that our plans, objectives, expectations and prospects will be achieved. Our actual results could differ materially from the results anticipated by the forward-looking statements as a result of many known and unknown factors, including, but not limited to, those contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations, and elsewhere in this report. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. The Company does not undertake any obligation to update or to release publicly any revisions to forward-looking statements contained in this report to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.


MARKET RISK

         The following discusses the Company's exposure to market risk related to changes in stock prices, interest rates and foreign currency exchange rates.

         Investments - At December 31, 2000, the Company held an investment of 11 million shares of Viacom Stock, which was acquired in 1999 as consideration in the disposal of television station KTVT. The Company entered into a secured forward exchange contract related to 10.9 million shares of the Viacom Stock. The secured forward exchange contract protects the Company against decreases in the fair market value of the Viacom Stock, while providing for participation in increases in the fair market value. At December 31, 2000, the fair market value of the Company's investment in the 11 million shares of Viacom Stock was $514.4 million, or $46.75 per share. The secured forward exchange contract protects the Company for market decreases below $56.04 per share, thereby limiting the Company's market risk exposure related to the Viacom Stock. At per share prices greater than $56.04, the Company retains 100% of the per-share appreciation to a maximum per-share price of $75.66. For per-share appreciation greater than $75.66, the Company participates in 25.9% of the appreciation.

         Outstanding Debt - The Company has exposure to interest rate changes primarily relating to outstanding indebtedness under the 2001 Loans and its future financing arrangements. The terms of the 2001 Loans require the purchase of interest rate hedges in notional amounts equal to the outstanding balances of the 2001 Loans in order to protect against adverse changes in one-month LIBOR. Pursuant to these agreements, the Company has purchased instruments which cap its exposure to one-month LIBOR at 7.50%. The Company is currently negotiating with its lenders and others regarding the Company's future financing arrangements. Increases in interest rates will increase the interest expense associated with future borrowings by the Company.

         Cash Balances - Certain of the Company's outstanding cash balances are occasionally invested overnight with high credit quality financial institutions. The Company does not have significant exposure to changing interest rates on invested cash at December 31, 2000. As a result, the interest rate market risk implicit in these investments at December 31, 2000, if any, is low.

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

         Summary - Based upon the Company's overall market risk exposures at December 31, 2000, the Company believes that the effects of changes in the stock price of its Viacom Stock or interest rates could be material to the Company's consolidated financial position, results of operations or cash flows. However, the Company believes that fluctuations in foreign currency exchange rates on the Company's consolidated financial position, results of operations or cash flows would not be material.


RISK FACTORS

WE MAY NOT BE ABLE TO IMPLEMENT SUCCESSFULLY OUR BUSINESS STRATEGY.

         We have refocused our business strategy on the development of additional convention hotels in selected locations in the United States and our music, media and entertainment properties which are engaged primarily in the country and Christian music spheres. The success of our future operating results depends on our ability to implement our business strategy by completing and successfully operating the two hotels under development and further exploiting our music, media and entertainment assets. Our ability to do this depends upon many factors, some of which are beyond our control. These include:

         - Our ability to finance and complete the construction of our two hotels on schedule and to achieve positive cash flow from operations within the anticipated ramp-up period.

         - Our ability to hire and retain hotel management, catering and convention-related staff for our hotels.

         -        Our ability to find, promote and distribute new music artists.

         - Our ability to develop new avenues of revenue and to exploit our music catalogs.

OUR HOTEL AND CONVENTION BUSINESS IS SUBJECT TO SIGNIFICANT MARKET RISKS.

         Our ability to continue successfully to operate the Opryland Hotel Nashville and our two new hotels upon their completion is subject to factors beyond our control which could adversely impact these properties. These factors include:

         - The desirability and perceived attractiveness of Nashville and the locations of our hotels under construction as tourist and convention destinations.

         - Adverse changes in the national economy and in the levels of tourism and convention business that would affect our hotels.

         - Increased competition for convention and tourism business in Nashville.

         - Our new hotels are opening in highly competitive markets for convention and tourism business.

         - Our group convention business is subject to reduced levels of demand during the year-end holiday periods, and we may not be able to attract sufficient general tourism guests to offset this seasonality.

OUR MUSIC, MEDIA AND ENTERTAINMENT ASSETS DEPEND UPON POPULAR TASTES.

         The success of our operations in our music, media and entertainment division depends to a large degree on popular tastes. Changes in the level of popularity of Christian music and family value lifestyles would affect significant parts of this business. In addition, there has been a reduction in the popularity and demand for country music over recent years. A continued decline in the popularity of this genre could adversely affect our revenues and operations.

OUR BUSINESS PROSPECTS DEPEND ON OUR ABILITY TO ATTRACT AND RETAIN SENIOR LEVEL EXECUTIVES.

         During 2000, we endured a significant number of departures from senior management, including the Company's President and Chief Executive Officer. Our future performance depends upon our ability to attract qualified senior executives and to retain their services. Our future financial results also will depend upon our ability to attract and retain highly skilled managerial and marketing personnel in our different areas of operation. Competition for qualified personnel is intense and is likely to increase in the future. We compete for qualified personnel against companies with significantly greater financial resources than ours.

WE REQUIRE ADDITIONAL FINANCING TO COMPLETE OUR NEW HOTEL PROJECTS.

         We require additional financing to complete the construction, equipping and deployment of the Opryland Hotel Florida by its scheduled opening in February 2002 and to provide initial working capital for that hotel. We also require additional financing for our Opryland Hotel Texas project. Our ability to obtain additional debt financing for these capital projects is limited by our existing level of indebtedness and limitations on our ability to grant liens on unencumbered assets. Accordingly, it is likely that we will need to seek alternative sources of debt capital as well as equity capital. These financing efforts will be subject to market conditions prevailing from time to time as well as our financial condition and prospects. If we are unable to obtain additional financing on terms acceptable to us to complete the construction of our hotel projects as currently scheduled, our future prospects could be adversely affected in a material way.

OUR FOREIGN CABLE OPERATIONS ARE SUBJECT TO RISKS INHERENT IN INTERNATIONAL OPERATIONS.

         We are engaged in cable networks in Argentina, Brazil, Mexico, Japan and Australia. We have business partners in each of these countries. Our ability to succeed in these international aspects of our operations is subject to risks inherent in international operations as well as other business risks. Some of these are:

         - We do not own all the equity interests in our foreign cable operations and therefore are subject to risks inherent in dealing with business partners in foreign business and legal environments.

         - The lack of overall control of our cable operations could affect our ability to successfully operate and expand our business.

         - The success of our cable operations will depend on popular tastes which could vary significantly from country to country.

         - There are economic and currency risks, including fluctuations in foreign currency exchange rates, potential devaluation of foreign currencies and the potential imposition of foreign exchange controls.

THE VALUE OF THE VIACOM STOCK WE OWN IS SUBJECT TO MARKET RISKS.

         The shares of Viacom Stock we own represent a significant asset of the Company. However, we have no right to vote on matters affecting Viacom or to otherwise participate in the direction of the affairs of that corporation. Our investment in Viacom is subject to the risks of declines in the market value of Viacom equity securities. While we have mitigated our exposure to declines in the stock market valuation below $56.04 per share by entering into the secured forward exchange contract described elsewhere, the value of this asset ultimately is subject to the success of Viacom and its value in the securities markets. Further, accounting principles generally accepted in the United States applicable to the treatment of this contract will require us to record, and to reflect in our consolidated statement of operations, gains or losses based upon changes in the fair value of the derivatives and the changes in the fair value of our Viacom Stock. The effect of this accounting treatment could be material to our results reflected in our consolidated financial statements for relevant periods.

WE HAVE A NUMBER OF OTHER MINORITY EQUITY INTERESTS OVER WHICH WE HAVE NO
CONTROL.

         We have a number of minority investments which are illiquid and over which we have no rights, or ability, to exercise the direction or control of the respective enterprises. These include our equity interests in Bass Pro, Opry Mills and the Nashville Predators. The ultimate value of each of these investments will be dependent upon the efforts of others over an extended period of time. The nature of our interests and the absence of a market for those interests restricts our ability to dispose of them.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      2000             1999            1998
                                                                  -----------      -----------     ------------
Revenues                                                           $  514,380       $  532,640     $   543,365
Operating expenses:
     Operating costs                                                  367,886          346,412         333,967
     Selling, general and administrative                              161,403          138,318         123,681
     Impairment and other charges                                     105,538           12,201              --
     Restructuring charges                                             16,193            3,102              --
     Merger costs                                                          --           (1,741)             --
     Depreciation and amortization                                     58,455           52,574          42,784
                                                                   ----------       ----------     ------------
          Operating income (loss)                                    (195,095)         (18,226)         42,933
Interest expense                                                      (31,629)         (16,101)        (30,031)
Interest income                                                         4,729            6,275          25,606
Other gains and losses                                                 (4,548)         589,574          11,359
                                                                   ----------       ----------     ------------
     Income (loss) before provision (benefit) for income taxes       (226,543)         561,522          49,867
Provision (benefit) for income taxes                                  (73,073)         211,730          18,673
                                                                   ----------       ----------     ------------
     Net income (loss)                                             $ (153,470)      $  349,792     $    31,194
                                                                   ===========      ==========     ============
Income per share:
- -----------------
     Net income (loss)                                             $    (4.60)      $    10.63     $      0.95
                                                                  ============     ============    ============
Income per share - assuming dilution:
- -------------------------------------
     Net income (loss)                                             $    (4.60)      $    10.53     $      0.94
                                                                  ============     ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)





                                                                                      2000            1999
                                                                                  -----------     ----------
                                     ASSETS

Current assets:
     Cash and cash equivalents - unrestricted                                   $    35,852     $    18,696
     Cash and cash equivalents - restricted                                          12,667               -
     Trade receivables, less allowance of $8,452 and $7,474, respectively            66,869          83,289
     Inventories                                                                     16,893          28,527
     Deferred financing costs                                                        29,674               -
     Other current assets                                                            53,698          33,524
                                                                                -----------     -----------
          Total current assets                                                      215,653         164,036
Property and equipment, net of accumulated depreciation                             778,960         611,582
Intangible assets, net of accumulated amortization                                  103,792         141,874
Investments                                                                         606,006         742,155
Long-term notes receivable, net                                                      19,284          19,715
Long-term deferred financing costs                                                  144,998              --
Other assets                                                                         70,860          53,022
                                                                                -----------     -----------
          Total assets                                                          $ 1,939,553     $ 1,732,384
                                                                                ===========     ===========
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Current portion of long-term debt                                          $   176,878     $   299,788
     Accounts payable and accrued liabilities                                       151,845         128,123
                                                                                -----------     -----------
          Total current liabilities                                                 328,723         427,911
Secured forward exchange contract                                                   613,054              --
Long-term debt, net of current portion                                               20,551          10,335
Deferred income taxes                                                               204,805         292,966
Other liabilities                                                                    43,009          38,693
Minority interest                                                                     1,546           1,320

Commitments and contingencies

Stockholders' equity:
     Preferred stock, $.01 par value, 100,000 shares authorized,
          no shares issued or outstanding                                                --              --
     Common stock, $.01 par value, 150,000 shares authorized, 33,411 and
          33,282 shares issued and outstanding, respectively                            334             333
     Additional paid-in capital                                                     513,599         512,308
     Retained earnings                                                              197,558         351,028
     Unrealized gain on investments, net                                             17,957          99,858
     Other stockholders' equity                                                      (1,583)         (2,368)
                                                                                -----------     -----------
          Total stockholders' equity                                                727,865         961,159
                                                                                -----------     -----------
          Total liabilities and stockholders' equity                            $ 1,939,553     $ 1,732,384
                                                                                ===========     ===========

                  The accompanying notes are an integral part of these
                          consolidated financial statements.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                             (AMOUNTS IN THOUSANDS)

                                                                                  2000               1999            1998
                                                                                ----------        ---------        --------

Cash Flows from Operating Activities:
  Net income (loss)                                                              $(153,470)       $ 349,792       $  31,194
Amounts to reconcile net income (loss) to net cash flows provided by operating activities:
    Depreciation and amortization                                                   58,455           52,574          42,784
    (Gain) loss on divestiture of businesses                                         3,250         (459,307)             --
    Provision (benefit) for deferred income taxes                                  (36,018)         176,644          20,168
    Gain on equity participation rights                                                 --         (129,875)             --
    Gain on long-term note receivable                                                   --               --         (15,000)
    Gain on sale of investments                                                         --               --         (20,118)
    Write-off of Z Music note receivable                                                --               --          23,616
    Impairment and other charges                                                   105,538           12,201              --
    Amortization of deferred financing costs                                        20,780               --              --
    Changes in (net of acquisitions and divestitures):
          Trade receivables                                                         19,419           11,519          (4,485)
          Interest receivable on long-term note                                         --               --          48,385
          Accounts payable and accrued liabilities                                  17,748            2,121         (19,521)
          Other assets and liabilities                                             (20,400)          (9,512)        (28,782)
                                                                                ----------        ---------       ---------
                    Net cash flows provided by operating activities                 15,302            6,157          78,241
                                                                                ----------        ---------       ---------
Cash Flows from Investing Activities:
     Purchases of property and equipment                                          (232,304)         (84,050)        (51,193)
     Acquisition of businesses, net of cash acquired                               (11,620)         (26,421)        (31,796)
     Proceeds from sale of property and equipment                                      640              263           6,336
     Proceeds from sale of investments                                                  --               --          20,130
     Proceeds from equity participation rights                                          --          130,000              --
     Principal proceeds from collection of long-term note receivable                    --               --         165,688
     Proceeds from divestiture of businesses, net of selling costs paid              4,541              951              --
     Cash received from CBS related to the Merger                                       --           13,155              --
     Investments in, advances to and distributions from affiliates, net            (11,924)         (27,394)         (9,852)
     Other investing activities                                                    (41,856)         (23,703)        (10,783)
                                                                                ----------        ---------       ---------
                    Net cash flows provided by (used in) investing activities     (292,523)         (17,199)         88,530
                                                                                ----------        ---------       ---------
Cash Flows from Financing Activities:
     Net borrowings (payments) under revolving credit agreements                  (283,406)          36,094        (134,690)
     Proceeds from issuance of debt                                                175,500              500             500
     Repayment of long-term debt                                                    (4,788)          (9,452)         (1,547)
     Cash proceeds from secured forward exchange contract                          613,054               --              --
     Deferred financing costs paid                                                (195,452)              --              --
     Increase in restricted cash                                                   (12,667)              --              --
     Dividends paid                                                                     --          (26,355)        (21,332)
     Proceeds from exercise of stock option and purchase plans                       2,136           10,205             332
                                                                                ----------        ---------       ---------
                    Net cash flows provided by (used in) financing activities      294,377           10,992        (156,737)
                                                                                ----------        ---------       ---------
Net change in cash                                                                  17,156              (50)         10,034
Cash, beginning of year                                                             18,696           18,746           8,712
                                                                                ----------        ---------       ---------
Cash, end of year                                                                $  35,852        $  18,696       $  18,746
                                                                                ==========        =========       =========

                  The accompanying notes are an integral part of these
                       consolidated financial statements.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                             (AMOUNTS IN THOUSANDS)

                                                                                                 Other
                                                         Additional                           Comprehensive   Total
                                                Common     Paid-in    Retained     Unearned      Income    Stockholders'
                                                 Stock     Capital    Earnings   Compensation    (Loss)       Equity
                                              ------------------------------------------------------------------------

Balance, December 31, 1997                       $ 327   $ 498,504   $  16,837    $ (2,215)    $  2,771        $ 516,224
     Comprehensive income:
          Net income                                --          --      31,194          --           --           31,194
          Realized gain on investments              --          --          --          --       (2,887)          (2,887)
          Foreign currency translation              --          --          --          --         (323)            (323)
                                                                                                               ---------
     Comprehensive income                                                                                         27,984
     Cash dividends ($0.65 per share)               --          --     (21,332)         --           --          (21,332)
     Exercise of stock options                      --         332          --          --           --              332
     Tax benefit on stock options                   --          60          --          --           --               60
     Issuance of restricted stock                    1       1,538          --      (1,539)          --               --
     Compensation expense                           --          --          --       1,892           --            1,892
                                               -------   ---------   ---------    --------     --------        ---------
Balance, December 31, 1998                         328     500,434      26,699      (1,862)        (439)         525,160
     Comprehensive income:
          Net income                                --          --     349,792          --           --          349,792
          Unrealized gain on investments            --          --          --          --       99,858           99,858
          Foreign currency translation              --          --          --          --         (359)            (359)
                                                                                                               ---------
     Comprehensive income                                                                                        449,291
     Cash dividends ($0.80 per share)               --          --     (26,355)         --           --          (26,355)
     CBS Merger arbitration settlement              --          --         892          --           --              892
     Exercise of stock options                       5      10,125          --          --           --           10,130
     Tax benefit on stock options                   --       1,443          --          --           --            1,443
     Employee stock plan purchases                  --          75          --          --           --               75
     Issuance of restricted stock                   --         231          --        (231)          --               --
     Compensation expense                           --          --          --         523           --              523
                                               -------   ---------   ---------    --------     --------        ---------
Balance, December 31, 1999                         333     512,308     351,028      (1,570)      99,060          961,159
     Comprehensive loss:
          Net loss                                  --          --    (153,470)         --           --         (153,470)
          Unrealized loss on investments            --          --          --          --      (81,901)         (81,901)
          Foreign currency translation              --          --          --          --         (705)            (705)
                                                                                                               ---------
     Comprehensive loss                                                                                         (236,076)
     Exercise of stock options                       2       1,845          --          --           --            1,847
     Tax benefit on stock options                   --       1,000          --          --           --            1,000
     Employee stock plan purchases                  --         289          --          --           --              289
     Issuance of restricted stock                    1       2,776          --      (2,777)          --               --
     Cancellation of restricted stock               (2)     (4,705)         --       4,707           --               --
     Compensation expense                           --          86          --        (440)          --             (354)
                                               -------   ---------   ---------    --------     --------        ---------
Balance, December 31, 2000                       $ 334   $ 513,599   $ 197,558    $    (80)    $ 16,454        $ 727,865
                                               =======   =========   =========    ========     ========        =========

       The accompanying notes are an integral part of these consolidated financial statements.

                 GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1.  DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Gaylord Entertainment Company (the "Company") is a diversified entertainment company operating, through its subsidiaries, principally in three business segments: hospitality and attractions; music, media and entertainment; and corporate and other.

BUSINESS SEGMENTS

HOSPITALITY AND ATTRACTIONS

         At December 31, 2000, the Company owns and operates the Opryland Hotel Nashville, the Radisson Hotel at Opryland, the General Jackson showboat and various other tourist attractions located in Nashville, Tennessee. The Opryland Hotel Nashville is owned and operated by Opryland Hotel Nashville, LLC, a wholly-owned Delaware special purpose entity. During 1998, the Company formed the Opryland Hospitality Group to expand the Opryland Hotel concept into other cities. During 1999, the Company began developing hotel projects near Orlando, Florida and Dallas, Texas. The Opryland Hotel Florida and Opryland Hotel Texas are scheduled to open in 2002 and 2003, respectively.

MUSIC, MEDIA AND ENTERTAINMENT

         At December 31, 2000, the Company owns and operates Word
Entertainment ("Word"), a contemporary Christian music company, the Grand Ole Opry, the Wildhorse Saloon Nashville, Acuff-Rose Music Publishing, Pandora Investments, S.A. ("Pandora"), a Luxembourg-based company which acquires, distributes and produces theatrical feature film and television programming primarily for markets outside of the United States, and MusicCountry cable television networks operating in Asia and the Pacific Rim, and Latin America, formerly known as CMT International. In addition, the Company owns and operates three radio stations in Nashville, Tennessee. The Company acquired Gaylord Event Television, formerly Jack Nicklaus Productions, in 1999. Gaylord Event Television produces golf tournaments for television broadcast. Subsequent to December 31, 2000, the Company sold five businesses: Pandora, Gaylord Films, Gaylord Event Television, Gaylord Sports Management and Gaylord Production Company, as further discussed in Note 3. During 1999, the Company created a new division, Gaylord Digital, formed to initiate a focused Internet strategy and acquired controlling equity interests in two online operations, Musicforce.com and Lightsource.com. During 2000, the Company closed Gaylord Digital, as further discussed in Note 4. The Company divested its television station, KTVT, in Dallas-Ft. Worth in October 1999, as further described in Note 3.

CORPORATE AND OTHER

         During 1998, the Company created a partnership with The Mills Corporation to develop Opry Mills, an entertainment and retail complex, which opened in May 2000. The Company contributed land previously used for the Opryland theme park in exchange for a one-third interest in the partnership, as further described in Note 8. The Company also owns minority interests in Bass Pro, Inc. ("Bass Pro"), a leading retailer of premium outdoor sporting goods and fishing products, and the Nashville Predators, a National Hockey League professional team.

PRINCIPLES OF CONSOLIDATION

         The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - UNRESTRICTED

         The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

CASH AND CASH EQUIVALENTS - RESTRICTED

         Restricted cash and cash equivalents represent cash held in escrow for taxes, insurance payments and certain lines of credit. The Company is required by its interim loan agreement, as further described in Note 11, to restrict cash for tax and insurance payments.

INVENTORIES

         Inventories consist primarily of merchandise for resale and are carried at the lower of cost or market. Cost is computed on an average cost basis.

DEFERRED FINANCING COSTS

         Deferred financing costs consist of prepaid interest, loan fees and other costs of financing that are amortized over the term of the related financing, using the effective interest method. For the year ended December 31, 2000, deferred financing costs of $20,780 were amortized and recorded as interest expense in the accompanying consolidated statements of operations.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Improvements and significant renovations that extend the life of existing assets are capitalized. Interest on funds borrowed to finance the construction of major capital additions is included in the cost of each capital addition. Property and equipment are depreciated using straight-line methods over the following estimated useful lives:

          Buildings                                   40  years
          Land improvements                           20  years
          Attractions-related equipment               16  years
          Furniture, fixtures and equipment           3-8  years
          Leasehold improvements                      Life of lease

         Depreciation expense includes amortization of capital leases, which is computed on a straight-line basis over the term of the lease. Maintenance and repairs are charged to expense as incurred.

INTANGIBLE ASSETS

         Intangible assets consist primarily of goodwill, which is amortized using the straight-line method over its estimated useful life not exceeding 40 years. The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. In evaluating possible impairment, the Company uses the most appropriate method of evaluation given the circumstances surrounding the particular acquisition, which generally has been an estimate of the related business unit's undiscounted operating income before interest and taxes over the remaining life of the goodwill, as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of".

         Amortization expense related to intangible assets for the years ended December 31, 2000, 1999 and 1998 was $13,075, $7,839 and $3,823, respectively.
At December 31, 2000 and 1999, accumulated amortization of intangible assets was $13,234 and $16,829, respectively.

OTHER ASSETS

         Other current and long-term assets at December 31 consist of:

                                                         2000           1999
                                                      ---------      ----------

Other current assets:
     Other current receivables                        $  10,227      $    9,598
     Federal income tax receivable                       23,868           4,842
     Prepaid expenses                                    18,680          18,042
     Other current assets                                   923           1,042
                                                      ---------      ----------
          Total other current assets                  $  53,698      $   33,524
                                                      =========      ==========
Other long-term assets:
     Music and film catalogs                          $  48,325      $   30,344
     Deferred software costs, net                        12,027          11,385
     Prepaid pension cost                                 4,814           4,403
     Other long-term assets                               5,694           6,890
                                                      ---------      ----------
          Total other long-term assets                $  70,860      $   53,022
                                                      =========      ==========

         Other current receivables result primarily from non-operating income and are due within one year. Music and film catalogs consist of the costs to acquire music and film rights and are amortized over their estimated useful lives.

         The Company capitalizes the costs of computer software for internal use in accordance with AICPA Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Accordingly, the Company capitalized the external costs to acquire and develop computer software and certain internal payroll costs during 2000 and 1999. Deferred software costs are amortized on a straight-line basis over their estimated useful life.

PREOPENING COSTS

         In accordance with AICPA SOP 98-5, "Reporting on the Costs of Start-Up Activities", the Company expenses the costs associated with start-up activities and organization costs as incurred.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

         Accounts payable and accrued liabilities at December 31 consist of:

                                                          2000        1999
                                                      ----------  -----------
Trade accounts payable                                $  28,902   $  41,705
Accrued royalties                                        12,065      10,161
Deferred revenues                                        17,324      16,992
Accrued salaries and benefits                             4,562       5,306
Accrued interest payable                                  3,176       1,183
Property and other taxes payable                         15,208      14,100
Restructuring accruals                                   13,109         499
Other accrued liabilities                                57,499      38,177
                                                      ----------  -----------
     Total accounts payable and accrued liabilities   $ 151,845   $ 128,123
                                                      ==========  ===========

         Accrued royalties consist primarily of music royalties and licensing fees. Deferred revenues consist primarily of deposits on advance room bookings, advance ticket sales at the Company's tourism properties and music publishing advances.

INCOME TAXES

         In accordance with SFAS No. 109, "Accounting for Income Taxes", the Company establishes deferred tax assets and liabilities based on the difference between the financial statement and income tax carrying amounts of assets and liabilities using existing tax rates.

MINORITY INTEREST

         Minority interest relates to the interest in consolidated companies that the Company does not wholly own. The Company allocates income to the minority interest based on the percentage ownership throughout the year.

REVENUE RECOGNITION

         Revenues are recognized when services are provided or goods are shipped, as applicable. Provision for returns and other adjustments are provided for in the same period the revenues are recognized.

         Effective October 1, 2000, the Company adopted the provisions of the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements", as amended, and certain related authoritative literature. SAB 101 is effective for all quarters beginning October 1, 2000. SAB 101 summarizes certain of the Staff's views in applying generally accepted accounting principles to revenue recognition. Accordingly, the Company classified certain amounts as revenues that historically, in accordance with industry practice, were reported as a reduction to operating expenses. To comply with the new requirements, the Company reclassified $21,852 and $18,890 from operating expenses to revenues for the years ended December 31, 1999 and 1998, respectively. As part of this reclassification, the Company reclassified $12,004 and $10,981 for the years ended December 31, 1999 and 1998, respectively, in the hospitality and attractions segment, primarily related to revenues recognized on service charges and gratuities for convention services. In addition, the Company reclassified $9,848 and $7,909 for the years ended December 31, 1999 and 1998, respectively, in the music, media and entertainment segment, primarily related to licensing revenues and freight charges at Word.

STOCK-BASED COMPENSATION

         SFAS No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations, under which no compensation cost related to employee stock options has been recognized as further described in Note 12.

INCOME PER SHARE

         SFAS No. 128, "Earnings Per Share", established standards for computing and presenting earnings per share. Under the standards established by SFAS No. 128, earnings per share is measured at two levels: basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding after considering the additional dilution related to outstanding stock options, calculated using the treasury stock method. Income per share amounts are calculated as follows for the years ended December 31 (share amounts in thousands):

                                              2000                             1999                         1998
                                 ------------------------------    ---------------------------      ------------------------
                                                         Per                            Per                           Per
                                    Income     Shares    Share       Income    Shares   Share       Income    Shares  Share
                                 -----------   ------  -------     ---------   ------  -------      -------   ------  ------
Net income (loss)                $ (153,470)   33,389  $ (4.60)    $ 349,792   32,908  $ 10.63      $31,194   32,805  $ 0.95
Effect of dilutive stock options                   --                             305                            353
                                 ------------------------------    ---------------------------      ------------------------
Net income (loss) -
   assuming dilution             $ (153,470)   33,389  $ (4.60)    $ 349,792   33,213  $ 10.53      $31,194   33,158  $ 0.94
                                 ==============================    ===========================      ========================

         For the year ended December 31, 2000, the effect of dilutive stock options was the equivalent of 120,000 shares of common stock outstanding. These incremental shares were excluded from the computation of diluted earnings per share for the year ended December 31, 2000 as the effect of their inclusion would be anti-dilutive.

COMPREHENSIVE INCOME

         In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 requires that changes in the amounts of certain items, including gains and losses on certain securities, be shown in the financial statements as a component of comprehensive income. The Company's comprehensive income is presented in the accompanying consolidated statements of stockholders' equity.

FINANCIAL INSTRUMENTS

         The Company's carrying value of its debt and long-term notes receivable approximates fair value based upon the variable nature of these financial instruments' interest rates. Certain of the Company's investments are carried at fair value determined using quoted market prices as discussed further in Note 8. The carrying amount of short-term financial instruments (cash, trade receivables, accounts payable and accrued liabilities) approximates fair value due to the short maturity of those instruments. The concentration of credit risk on trade receivables is minimized by the large and diverse nature of the Company's customer base.

ACCOUNTING ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NEWLY ISSUED ACCOUNTING STANDARD

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective, as amended, for fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133, as amended, requires all derivatives to be recognized separately in the statement of financial position and to be measured at fair value. The Company will adopt the provisions of SFAS No. 133, as amended, effective January 1, 2001. Under SFAS No. 133, components of the secured forward exchange contract, as discussed further in Note 10, are considered derivatives. The Company expects to record a gain of approximately $12,000, net of taxes, in the first quarter of 2001 as a cumulative effect of an accounting change to record the derivatives associated with the secured forward exchange contract at fair value as of January 1, 2001. Additionally, the Company expects to record a gain of approximately $18,000, net of taxes, in the first quarter of 2001 related to reclassifying its investment in Viacom stock from available-for-sale to trading as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". In subsequent periods, the change in fair value of the derivatives and the change in fair value of the investment in Viacom stock will be recorded as gains or losses in the Company's consolidated statement of operations.

RECLASSIFICATIONS

         Certain reclassifications of 1999 and 1998 amounts have been made to conform with the 2000 presentation. In addition, the Company has restated its reportable segments during 2000 for all periods presented based upon internal realignment of operational responsibilities in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".


2.  ACQUISITIONS:

         During 2000, the Company acquired Corporate Magic, a company specializing in the production of creative events in the corporate entertainment marketplace, for $7,500 in cash and a $1,500 note payable. The acquisition was financed through borrowings under the Company's revolving credit agreement and has been accounted for using the purchase method of accounting. The operating results of Corporate Magic have been included in the accompanying consolidated financial statements from the date of the acquisition.

         During 1999, the Company formed Gaylord Digital, its Internet initiative, and acquired 84% of two online operations, Musicforce.com and Lightsource.com, for approximately $23,400 in cash. The parties entered into option agreements regarding the additional equity interests in the online operations. During 2000, the Company acquired the remaining 16% of Musicforce.com and Lightsource.com for approximately $6,500 in cash. The acquisition was financed through borrowings under the Company's revolving credit agreement and has been accounted for using the purchase method of accounting. The operating results of the online operations have been included in the accompanying consolidated financial statements from the date of acquisition of a controlling interest. During 2000, the Company announced the closing of Gaylord Digital, as further discussed in Note 4.

3.  DIVESTITURES:

         Subsequent to December 31, 2000, the Company sold five businesses:
Pandora, Gaylord Films, Gaylord Sports Management, Gaylord Event Television and Gaylord Production Company, to affiliates of The Oklahoma Publishing Company ("OPUBCO") for $22,000 in cash and the assumption of approximately $20,000 in debt. The Company does not anticipate recognizing a material gain or loss on the divestiture in 2001. OPUBCO owns a minority interest in the Company. Four of the Company's directors are also directors of OPUBCO and voting trustees of a voting trust that controls OPUBCO. Additionally, those four directors own a significant ownership interest in the Company. The operating results of the five businesses sold to OPUBCO included in the accompanying consolidated statements of operations for the years ended December 31 are as follows:

                            2000             1999              1998
                            ----             ----              ----
Revenues                $    39,830       $   17,797         $  14,010
                        ===========       ==========         =========
Operating loss          $   (17,794)      $   (1,553)        $   1,572
                        ===========       ==========         =========

         During 2000, the Company sold its KOA Campground located near the Opryland Hotel Nashville for $2,032 in cash. The Company recognized a pretax loss of $3,247, which is included in other gains and losses in the accompanying consolidated statements of operations.

         On October 1, 1997, the Company consummated a transaction ("the Merger") with CBS Corporation ("CBS"), pursuant to which substantially all of the assets of the Company's cable networks business, consisting primarily of TNN and CMT in the United States and Canada, and certain other related businesses (collectively, the "Cable Networks Business") and its liabilities, to the extent that they arose out of or related to the Cable Networks Business, were acquired by CBS. In connection with the Merger, the Company and CBS (or one or more of their respective subsidiaries) entered into an agreement which provides, for a specified time period, that the Company will not engage in certain specified activities which would constitute competition with the Cable Networks Business and that CBS will not engage in certain activities which would constitute competition with MusicCountry.

         During 1999, the Company settled the remaining contingencies associated with the Merger and received a cash payment of $15,109 from CBS, including nonrecurring interest income of $1,954. In addition, the Company recorded an adjustment to the net assets of the Cable Networks Business of $892 related to the settlement of Merger-related contingencies between the Company and CBS during 1999. The Company reversed $1,741 of the accrued merger costs based upon the settlement of the remaining contingencies associated with the Merger during 1999.

         In October 1999, CBS acquired the Company's television station KTVT in Dallas-Ft. Worth in exchange for $485,000 of CBS Series B convertible preferred stock, $4,210 of cash and other consideration. The Company recorded a pretax gain of $459,307, which is included in other gains and losses in the accompanying consolidated statements of operations, based upon the disposal of the net assets of KTVT of $29,903, including related selling costs. CBS merged with Viacom, Inc. ("Viacom") in May 2000, resulting in the CBS convertible preferred stock converting into Viacom common stock, as further discussed in
Note 8. The operating results of KTVT included in the accompanying consolidated statements of operations through the disposal date are as follows:

                                        Period Ended         Year Ended
                                         October 12,        December 31,
                                            1999                1998
                                        ------------        ------------
Revenues                                   $36,072            $51,636
                                           =======            =======
Depreciation and amortization              $ 2,419            $ 2,232
                                           =======            =======
Operating income                           $ 8,372            $17,829
                                           =======            =======

         During 1998, the Company sold its investment in the Texas Rangers Baseball Club, Ltd. for $16,072 and recognized a pretax gain of the same amount, which is included in other gains and losses in the accompanying consolidated statements of operations.

         Also during 1998, the Company recorded pretax gains totaling $8,538, which is included in other gains and losses in the accompanying consolidated statements of operations, primarily related to the settlement of contingencies arising from the sales of television stations KHTV in Houston in 1996 and KSTW in Seattle in 1997.


4.  IMPAIRMENT AND OTHER CHARGES:

         During 2000, the Company endured a significant number of departures from its senior management, including the Company's President and Chief Executive Officer. In addition, the Company continued to produce weaker than anticipated operating results during 2000 while attempting to fund its capital requirements related to its hotel construction project in Florida and hotel development activities in Texas. As a result of these factors, during the fourth quarter of 2000, the Company completed an assessment of its strategic alternatives related to its operations and capital requirements and developed a new strategic plan designed to refocus the Company's operations, reduce its operating losses and reduce its negative cash flows.

         As a result of the Company's strategic assessment, the Company adopted a plan to divest a number of its under-performing businesses through sale or closure and to curtail certain projects and business lines that were no longer projected to produce a positive return. As a result of the completion of the strategic assessment, the Company recognized pretax impairment and other charges totaling $105,538 during 2000 in accordance with the provisions of SFAS 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of", and other relevant authoritative literature. The components of the impairment and other charges for the years ended December 31 are as follows:

                                                         2000            1999
                                                      ----------       ---------
Gaylord Digital                                       $   48,127       $      --
Wildhorse Saloon near Orlando                             15,854              --
Word Entertainment                                         8,188              --
Unison Records                                             4,905          12,201
Programming, film and other content                       15,035              --
Other intangible assets                                    8,325              --
Other property and equipment                               4,181              --
Other                                                        923              --
                                                      ----------       ---------
     Total impairment and other charges               $  105,538       $  12,201
                                                      ==========       =========

         As part of the Company's strategic assessment, the Company closed Gaylord Digital in the fourth quarter of 2000. Gaylord Digital was formed to initiate a focused Internet strategy through the acquisition of a number of websites and investments in technology start-up businesses. During 1999 and 2000, Gaylord Digital was unable to produce the operating results initially anticipated and required an extensive amount of capital to fund its operating losses, investments and technology infrastructure. As a result of the closing, the Company recorded a pretax charge of $48,127 in 2000 to reduce the carrying value of Gaylord Digital's assets to their fair value based upon estimated selling prices. The Company sold Musicforce.com and Lightsource.com subsequent to the closure of Gaylord Digital. The Gaylord Digital charge included the write-down of intangible assets of $25,761, property and equipment (including software) of $14,792, investments of $7,014 and other assets of $560. The operating results of Gaylord Digital, excluding the effect of the impairment and other charges, for the years ended December 31 were:

                                             2000              1999
                                         -----------       -----------

Revenues                                 $     3,938       $     1,562
                                         ===========       ===========
Operating loss                           $   (27,479)      $    (7,294)
                                         ===========       ===========

         During November 2000, the Company ceased its operations of the Wildhorse Saloon near Orlando. Walt Disney World Resort paid the Company approximately $1,800 for the net assets of the Wildhorse Saloon near Orlando and released the Company from its operating lease for the Wildhorse Saloon location. As a result of this divestiture, the Company recorded pretax charges of $15,854 to reflect the impairment and other charges related to the divestiture. The Wildhorse Saloon near Orlando charges included the write-off of equipment of $9,437, intangible assets of $8,124 and other working capital items of $93 offset by the $1,800 of proceeds received from Disney. The operating results of the Wildhorse Saloon near Orlando, excluding the effect of the impairment and other charges, for the years ended December 31 were:

                        2000              1999              1998
                     -----------       ----------        ----------

Revenues             $     4,359       $    5,362        $    3,413
                     ===========       ==========        ==========
Operating loss       $    (1,572)      $   (2,846)       $   (3,606)
                     ===========       ==========        ==========

         The operations of Word were also reviewed during the fourth quarter of 2000 as part of the Company's strategic assessment. As a result, the Company determined that certain projects and potential transactions should be discontinued. As such, certain assets and lines of business within Word were deemed to be unrealizable and were written down to their estimated fair value, based upon projected cash flows, resulting in pretax charges of $8,188 during the fourth quarter of 2000. The charges related to Word included the write-down of inventories of $3,055, intangible assets of $2,755, other assets of $1,325 and a charge of $1,053 for the divestiture of a record label.

         During 1999, the Company recorded a pretax loss of $12,201 related to the closing of Unison Records ("Unison"), a specialty record label of Word which dealt primarily in value-priced acoustical and instrumental recordings. The Unison closing charge is reflected as impairment and other charges in the accompanying consolidated statements of operations. The Unison closing charge includes write-downs of the carrying value of inventories, accounts receivable and other assets of $4,270, $3,551 and $3,907, respectively, and other costs associated with the Unison closing of $473. During 2000, the Company pursued the sale of the Unison business with several potential buyers. During the fourth quarter of 2000, the Company determined that the expected proceeds from future transactions to liquidate the Unison assets would be less than previously anticipated and recorded an additional asset write-down of $4,905 to further reduce the carrying value of the accounts receivable and inventories of Unison.

         The Company's strategic assessment of its programming, film and other content assets completed in the fourth quarter of 2000 resulted in pretax impairment and other charges of $15,035 based upon the projected cash flows for these assets in the music, media and entertainment segment. This charge included music and film catalogs of $6,990, investments of $5,050 and other receivables of $2,995.

         During the course of conducting the strategic assessment, the Company also evaluated the goodwill and intangible assets of other businesses. These reviews indicated that certain intangible assets related to the music, media and entertainment segment were not recoverable from future cash flows based upon the Company's new strategic direction. The Company recorded pretax impairment and other charges related to intangible assets, primarily goodwill, in the music, media and entertainment segment of $8,325 in 2000. In addition, the property and equipment of the Company was reviewed to determine whether the change in the Company's strategic direction created impaired assets. This review indicated that certain property and equipment would not be recovered by projected cash flows. The Company recorded pretax impairment and other charges related to its property and equipment of $4,181. These charges included property and equipment write-downs in the hospitality and attractions segment of $1,624, in the music, media and entertainment segment of $990, and in the corporate and other segment of $1,567.

5.  RESTRUCTURING CHARGES:

         As part of the Company's assessment of strategic alternatives discussed in Note 4, the Company recognized pretax restructuring charges of $16,193 during 2000, in accordance with Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". These restructuring charges consist of contract termination costs of $9,987 to exit specific activities and employee severance and related costs of $6,439 offset by the reversal of the remaining restructuring accrual from the restructuring charges taken in 1999 of $233. The 2000 restructuring charges relate to the Company's strategic decisions to exit certain lines of business, primarily in the music, media and entertainment segment, and to implement its new strategic plan. As part of the Company's restructuring plan, approximately 375 employees were terminated or were informed of their pending termination. As of December 31, 2000, the Company has recorded cash charges of $3,317 against the restructuring accrual. The remaining balance of the restructuring accrual at December 31, 2000 of $13,109 is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. The Company anticipates the completion of the restructuring during 2001.

         During 1999, the Company recognized pretax restructuring charges of $3,102 related to streamlining the Company's operations, primarily the Opryland Hotel Nashville. The restructuring charges included estimated costs for employee severance and termination benefits of $2,372 and other restructuring costs of $730. As of December 31, 2000, no accrual remained. As of December 31, 1999, the Company had recorded cash charges of $2,603 against the restructuring accrual.


6.  PROPERTY AND EQUIPMENT:

         Property and equipment at December 31 is recorded at cost and summarized as follows:

                                                2000              1999
                                             ----------         ---------
Land and land improvements                   $   99,587        $   95,509
Buildings                                       490,758           471,419
Furniture, fixtures and equipment               253,533           253,760
Construction in progress                        225,850            60,211
                                             ----------         ---------
                                              1,069,728           880,899
Accumulated depreciation                       (290,768)         (269,317)
                                             ----------         ---------
Property and equipment, net                  $  778,960        $  611,582
                                             ==========        ==========

         The increase in construction in progress during 2000 primarily relates to the costs of the Florida hotel construction and hotel development activities in Texas. Depreciation expense for the years ended December 31, 2000, 1999 and 1998 was $39,686, $39,844 and $35,602, respectively. Capitalized interest for the years ended December 31, 2000, 1999 and 1998 was $6,775, $472 and $0, respectively.


7.  LONG-TERM NOTES RECEIVABLE:

         During 1995, the Company sold its cable television systems (the "Systems") to CCT Holdings Corporation ("CCTH"). Net proceeds consisted of $198,800 in cash and a 10-year note receivable with a face amount of $165,688. The note receivable was recorded net of a $15,000 discount to reflect the note at fair value based upon financial instruments of comparable credit risk and interest rates. The Company recorded $24,376 of interest income related to the note receivable during 1998. As part of the sale transaction, the Company also received contractual equity participation rights equal to 15% of the net distributable proceeds, as defined, from certain future asset sales by the buyer of the Systems. During 1998, the Company received $238,449 representing prepayment of the entire balance of the CCTH note receivable and related accrued interest. The Company recorded a $15,000 pretax gain during 1998 related to the note receivable discount originally recorded as part of the Systems sale transaction. The gain is included in other gains and losses in the accompanying consolidated statements of operations. During 1999, the Company received cash and recognized a pretax gain of $129,875 representing the value of the 15% contractual equity participation rights upon the sale of the Systems. The proceeds from the note receivable prepayment and the equity participation rights were used to reduce outstanding bank indebtedness.

         During 1999, the Company advanced $28,080 to Bass Pro under an unsecured note agreement, which bears interest at 8% annually and is due in 2003. Interest under this note agreement is payable annually. In the fourth quarter of 1999, Bass Pro prepaid $18,080 of this note receivable. The Company recorded a prepayment penalty of $1,800 as interest income related to this note agreement during 1999 in the accompanying consolidated statements of operations. In addition to the remaining note balance of $10,000 at December 31, 2000, the Company holds a separate unsecured $7,500 note receivable from Bass Pro, which bears interest at a variable rate and is due in 2009. Interest under the $7,500 note receivable is payable quarterly.

         During 1998, the Company recognized a pretax loss of $23,616 related to the write-off of a note receivable from Z Music, a cable network featuring contemporary Christian music videos. The Company foreclosed on the note receivable and took a controlling interest in the assets of Z Music during the fourth quarter of 1998. Prior to the foreclosure, the Company managed the operations of Z Music, had an option to acquire 95% of the common stock of Z Music, and funded Z Music's operations through advances under the note receivable. The Company terminated the operations of Z Music during 2000.


8.  INVESTMENTS:

         Investments at December 31 are summarized as follows:

                                                2000               1999
                                             ---------           --------
Viacom Class B non-voting common stock       $ 514,391           $     --
CBS Series B convertible preferred stock            --            648,434
Bass Pro                                        60,598             60,598
Other investments                               31,017             33,123
                                             ---------           --------
     Total investments                       $ 606,006           $742,155
                                             =========           ========

         The CBS Series B convertible preferred stock ("CBS Stock") was acquired during 1999 as consideration in the divestiture of television station KTVT as discussed in Note 3. CBS merged with Viacom in May 2000. Upon the merger of CBS and Viacom, CBS Stock was converted into 11,003,000 shares of Viacom Class B non-voting common stock ("Viacom Stock"). The original carrying value of the CBS Stock was $485,000. At December 31, 2000, the Company has classified the Viacom Stock as available-for-sale as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and accordingly is carrying the Viacom Stock at market value, based upon the quoted market price, with the difference between cost and market value recorded as a component of stockholders' equity, net of deferred income taxes. Effective January 1, 2001, the Company is reclassifying its investment in Viacom Stock from available-for-sale to trading in conjunction with the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". In subsequent periods, the change in fair value of the investment in Viacom Stock will be recorded as a gain or loss in the Company's consolidated statement of operations.

         During 2000, the Company purchased additional minority investments in certain international cable operations for $6,216 in cash. At December 31, 2000, the Company's minority investments in these international cable operations totaled $7,755. The Company accounts for its minority investments in these international cable operations using the equity method of accounting.

         During 2000 and 1999, the Company purchased minority equity investments of $5,010 and $6,579, respectively, in technology-based businesses related to the Company's Internet strategy. During 2000, the Company evaluated the realizability of its technology-based investments as part of its assessment of strategic alternatives resulting in impairment charges as discussed in Note 4.

         The Company holds a minority interest in Bass Pro, a supplier of premium outdoor sporting goods and fishing tackle which distributes its products through retail centers and an extensive mail order catalog operation. Bass Pro completed a restructuring at the end of 1999 whereby certain assets, including a resort hotel in Southern Missouri and an interest in a manufacturer of fishing boats, are no longer owned by Bass Pro. Subsequent to the Bass Pro restructuring, the Company owns 19% of Bass Pro and accounts for the investment using the cost method of accounting. Prior to the restructuring, the Company accounted for the Bass Pro investment using the equity method of accounting through December 31, 1999.

         During 1998, the Company created a partnership with The Mills Corporation to develop Opry Mills, an entertainment and retail complex, which opened in May 2000 and is located on land owned by the Company. The Company holds a one-third interest in the partnership through a non-cash capital contribution of $2,049 reflecting the book value of the land on which Opry Mills is located. During 1999, the Company's investment in Opry Mills increased to $5,272 at December 31, 1999 related to certain costs incurred on behalf of the Opry Mills partnership. At December 31, 2000, the Company's investment in Opry Mills is $5,662. The Company accounts for the Opry Mills partnership using the equity method of accounting. The Company recognized consulting and other services revenues related to the Opry Mills partnership in 1999 and 1998 of $5,000 in each year.

         The Company holds a preferred minority interest investment in the Nashville Predators, a National Hockey League professional team, of $12,000 at December 31, 2000 and 1999. The Nashville Predators investment provides an annual 8% cumulative preferred return. A director of the Company owns a majority equity interest in the Nashville Predators.


9.  INCOME TAXES:

         The provision (benefit) for income taxes for the years ended December 31 consists of:

                                                 2000          1999        1998
                                              ----------     --------    --------
Current:
     Federal                                  $  (37,355)    $ 37,347    $ (2,810)
     State                                           300       (2,261)      1,315
                                              ----------     --------    --------
          Total current provision (benefit)      (37,055)      35,086      (1,495)
                                              ----------     --------    --------
Deferred:

     Federal                                     (35,650)     148,608      19,747
     State                                          (368)      28,036         421
                                              ----------     --------    --------
          Total deferred provision (benefit)     (36,018)     176,644      20,168
                                              ----------     --------    --------
          Total provision (benefit) for
            income taxes                      $  (73,073)    $211,730    $ 18,673
                                              ==========     ========    ========

         Provision is made for deferred federal and state income taxes in recognition of certain temporary differences in reporting items of income and expense for financial statement purposes and income tax purposes. The effective tax rate as applied to pretax income (loss) for the years ended December 31 differed from the statutory federal rate due to the following:


                             2000             1999              1998
                          ----------       ----------         ----------
Statutory federal rate        35%              35%               35%
State taxes                   --                3                 1
Foreign losses                (2)              --                --
Non-deductible losses         (1)              --                 1
                          ----------       ----------         ----------
                              32%              38%               37%
                          ==========       ==========         ==========

         The components of the net deferred tax liability at December 31 are:

                                                    2000            1999
                                                 ---------        ---------
Deferred tax assets:

     Amortization                                $   7,710        $   2,268
     Accounting reserves and accruals               32,999           18,258
     Net operating loss carryforward                21,640               --
     Other, net                                     10,829           16,271
                                                 ---------        ---------
          Total deferred tax assets                 73,178           36,797
                                                 ---------        ---------
Deferred tax liabilities:

     Depreciation                                   40,460           41,105
     Accounting reserves and accruals              237,523          288,658
                                                 ---------        ---------
          Total deferred tax liabilities           277,983          329,763
                                                 ---------        ---------
          Net deferred tax liability             $ 204,805        $ 292,966
                                                 =========        =========

         Under the provisions of SFAS 109, "Accounting for Income Taxes", the Company evaluated the need for a valuation allowance related to its deferred tax assets. Based upon the expected reversal of the temporary differences, the Company concluded that a valuation allowance is not required. At December 31, 2000, the Company had a net operating loss carryforward of $61,830, which will expire in 2020.

         The tax benefits associated with the exercise of stock options reduced income taxes payable by $1,000, $1,443 and $60 in 2000, 1999 and 1998, respectively, and are reflected as an increase in additional paid-in capital. The deferred income taxes resulting from the unrealized gain on the investment in the Viacom Stock are $11,434 and $63,576 at December 31, 2000 and 1999, respectively, and have been reflected as a reduction in stockholders' equity. The Company reached settlements of routine Internal Revenue Service audits of the Company's 1994-1995 tax returns during 1999. These settlements had no material impact on the Company's financial position or results of operations.

         Net cash payments (refunds) for income taxes were approximately ($18,500), $30,400 and $11,400 in 2000, 1999 and 1998, respectively.


10.  SECURED FORWARD EXCHANGE CONTRACT:

         During 2000, the Company entered into a seven-year secured forward exchange contract with an affiliate of Credit Suisse First Boston with respect to 10,937,900 shares of Viacom Stock. The seven-year secured forward exchange contract has a face amount of $613,054 and required contract payments based upon a stated 5% rate. The secured forward exchange contract protects the Company against decreases in the fair market value of the Viacom Stock while providing for participation in increases in the fair market value. By entering into the secured forward exchange contract, the Company realized cash proceeds of $506,337, net of discounted prepaid contract payments related to the first 3.25 years of the contract and transaction costs totaling $106,717. During the fourth quarter of 2000, the Company prepaid the remaining 3.75 years of contract payments required by the secured forward exchange contract of $83,161. As a result of the prepayment, the Company will not be required to make any further contract payments during the seven-year term of the secured forward exchange contract. Additionally, as a result of the prepayment, the Company was released from the covenants of the secured forward exchange contract, which related to sales of assets, additional indebtedness and liens. The unamortized balances of these deferred financing costs are classified as current assets of $26,865 and long-term assets of $144,998 in the accompanying consolidated balance sheets as of December 31, 2000. The Company is recognizing the contract payments associated with the secured forward exchange contract as interest expense over the seven-year contract period using the effective interest method. The Company utilized $394,142 of the net proceeds from the secured forward exchange contract to repay all outstanding indebtedness under its 1997 revolving credit facility. As a result of the secured forward exchange contract, the 1997 revolving credit facility was terminated.

         During the seven-year term of the secured forward exchange contract, the Company retains ownership of the Viacom Stock. The Company's obligation under the secured forward exchange contract is collateralized by a security interest in the Viacom Stock. At the end of the seven-year contract term, the Company may, at its option, elect to pay in cash rather than by delivery of all or a portion of the Viacom Stock.

         Under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", certain components of the secured forward exchange contract are considered derivatives. The Company expects to record a gain of approximately $12,000, net of taxes, in the first quarter of 2001 as a cumulative effect of an accounting change to record the derivatives associated with the secured forward exchange contract at fair value as of January 1, 2001. In subsequent periods, the change in fair value of the derivatives will be recorded as gains or losses in the Company's consolidated statement of operations.


11.  DEBT:

         The Company's debt outstanding at December 31 consists of:

                                            2000              1999
                                         ---------         ---------
Interim Loan                             $ 175,000         $      --
1997 Credit Facility                            --           294,000
Capital lease obligations                    6,893             8,181
Other debt                                  15,536             7,942
                                         ---------         ---------
     Total debt                            197,429           310,123
Less amounts due within one year          (176,878)         (299,788)
                                         ---------         ---------
     Total long-term debt                $  20,551         $  10,335
                                         =========         =========

         Annual maturities of debt, including capital lease obligations, are as follows:

           2001                                         $176,878
           2002                                            1,474
           2003                                            9,299
           2004                                            1,494
           2005                                            8,284
           Years thereafter                                   --
                                                        ---------
                Total                                   $197,429
                                                        =========

         During the fourth quarter of 2000, the Company entered into a six-month $200,000 interim loan agreement (the "Interim Loan") with Merrill Lynch Mortgage Capital, Inc. As of December 31, 2000, $175,000 was outstanding under the Interim Loan. Subsequent to December 31, 2000, the Company increased the borrowing capacity under the Interim Loan to $250,000. The Company used $235,000 of the proceeds from the 2001 loans discussed below to refinance the Interim Loan during March 2001. The Interim Loan was secured by the assets of the Opryland Hotel Nashville and was due April 6, 2001. Amounts outstanding under the Interim Loan carried an interest rate of LIBOR plus an amount that increased monthly from 1.75% at inception to 3.5% by April 2001. In addition, the Interim Loan required a commitment fee of 0.375% per year on the average unused portion of the Interim Loan and a contingent exit fee of up to $4,000, depending upon Merrill Lynch's involvement in the refinancing of the Interim Loan. The Company recognized a portion of the exit fee as interest expense in the accompanying consolidated statements of operations in 2000. Pursuant to the terms of the 2001 loans discussed below, the contingencies related to the exit fee were removed and no payment of these fees was required. The weighted average interest rate, including amortization of deferred financing costs, under the Interim Loan for 2000 was 21.0%. The unamortized balance of the deferred financing costs is classified as current assets of $2,809.

         The Interim Loan required that the Company maintain certain escrowed cash balances and certain financial covenants, and imposed limits on transactions with affiliates and indebtedness. At December 31, 2000, the Company was in compliance with all financial covenants under the Interim Loan. The Company utilized $83,161 of the proceeds from the Interim Loan to prepay the remaining contract payments required by the secured forward exchange contract, as discussed in Note 10.

         Subsequent to December 31, 2000, the Company, through special purpose entities, entered into two new loan agreements, a $275,000 senior loan (the "Senior Loan") and a $100,000 mezzanine loan (the "Mezzanine Loan") (collectively, the "2001 Loans") with affiliates of Merrill Lynch & Company acting as principal. The Senior Loan is secured by a first mortgage lien on the assets of the Opryland Hotel Nashville and is due in 2004. Amounts outstanding under the Senior Loan bear interest at one-month LIBOR plus 1.5% as of the closing date. The Mezzanine Loan, secured by the equity interest in the owner of the Opryland Hotel Nashville, is due in 2004 and bears interest at one-month LIBOR plus 6.0% as of the closing date. Future securitization, syndication or other transactions related to the Senior Loan and the Mezzanine Loan by the affiliates of Merrill Lynch could result in an adjustment in the interest rate spread over one-month LIBOR, not to exceed an interest rate spread of 2.0% on the Senior Loan and 8.0% on the Mezzanine Loan. At the Company's option, the 2001 Loans may be extended for two additional one-year terms beyond their scheduled maturities, subject to the Company meeting certain financial ratios and other criteria. The 2001 Loans require monthly principal payments of $667 during their three-year terms in addition to monthly interest payments. The terms of the Senior Loan and the Mezzanine Loan require the purchase of interest rate hedges in notional amounts equal to the outstanding balances of the Senior Loan and the Mezzanine Loan in order to protect against adverse changes in one-month LIBOR. Pursuant to these agreements, the Company has purchased instruments which cap its exposure to one-month LIBOR at 7.50%. The Company used $235,000 of the proceeds from the 2001 Loans to refinance the Interim Loan. At closing, the Company was required to escrow certain amounts, including $20,000 related to future capital expenditures of the Opryland Hotel Nashville. The net proceeds from the 2001 Loans after refinancing of the Interim Loan, required escrows and fees were approximately $98,000. The 2001 Loans require that the Company maintain certain escrowed cash balances and certain financial covenants, and imposes limits on transactions with affiliates and indebtedness.

         In August 1997, the Company entered into a revolving credit facility (the "1997 Credit Facility") and utilized the proceeds to retire outstanding indebtedness. The lenders under the 1997 Credit Facility were a syndicate of banks with Bank of America, N.A. acting as agent. The Company utilized $394,142 of the net proceeds from the secured forward exchange contract to repay all outstanding indebtedness under the 1997 Credit Facility. As a result of the secured forward exchange contract, the 1997 Credit Facility was terminated. The weighted average interest rates for borrowings under the 1997 Credit Facility for 2000, 1999 and 1998 were 7.3%, 6.2% and 6.6%, respectively.

         Capital lease obligations relating to certain broadcast equipment require aggregate payments, including interest, of approximately $1,900 each year. At December 31, 2000, future minimum payments for capital leases were $8,292, including $1,399 representing interest.

         Other debt consists primarily of revolving lines of credit utilized by Pandora in the production of films. At December 31, 2000, Pandora's revolving lines of credit had $15,036 outstanding, provide for additional borrowings of approximately $3,165, and bear interest at LIBOR plus 1.6%. The weighted average interest rates related to Pandora's revolving lines of credit for 2000 and 1999 were 7.8% and 8.9%, respectively. Pandora had outstanding letters of credit of $6,300 at December 31, 2000 to collateralize its obligations related to film production. The letters of credit reflect fair value as a condition of their underlying purpose. Pandora's revolving lines of credit were assumed by OPUBCO as part of Pandora's divestiture as further discussed in Note 3.

         Accrued interest payable at December 31, 2000 and 1999 was $3,176 and $1,183, respectively, and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. Cash paid for interest for the years ended December 31 was comprised of:

                                                2000          1999        1998
                                             ---------     ---------   ---------
         Debt interest paid                  $ 14,599      $  16,392   $  30,217
         Deferred financing costs paid        195,452             --          --
         Capitalized interest                  (6,775)          (472)         --
                                             ---------     ---------   ---------
              Cash interest paid             $203,276      $  15,920   $  30,217
                                             =========     =========   =========

12.  STOCK PLANS:

         At December 31, 2000 and 1999, 2,352,712 and 2,604,213 shares, respectively, of common stock were reserved for future issuance pursuant to the exercise of stock options under stock option and incentive plans. Under the terms of these plans, stock options are granted with an exercise price equal to the fair market value at the date of grant and generally expire ten years after the date of grant. Generally, stock options granted to non-employee directors are exercisable immediately, while options granted to employees are exercisable two to five years from the date of grant. The Company accounts for these plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees", under which no compensation expense for employee and non-employee director stock options has been recognized. If compensation cost for these plans had been determined consistent with SFAS No. 123, the Company's net income (loss) and income (loss) per share for the years ended December 31 would have been reduced (increased) to the following pro forma amounts:

                                                    2000              1999             1998
                                                 -----------       -----------      ----------
Net income (loss):
     As reported                                 $ (153,470)       $   349,792      $  31,194
                                                 ===========       ===========      ==========
     Pro forma                                   $ (154,827)       $   347,756      $  29,778
                                                 ===========       ===========      ==========
Income (loss) per share:
     As reported                                 $    (4.60)       $     10.63      $    0.95
                                                 ===========       ===========      ==========
     Pro forma                                   $    (4.64)       $     10.57      $    0.91
                                                 ===========       ===========      ==========
Income (loss) per share - assuming dilution:
     As reported                                 $    (4.60)       $     10.53      $    0.94
                                                 ===========       ===========      ==========
     Pro forma                                   $    (4.64)       $     10.47      $    0.90
                                                 ===========       ===========      ==========

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: risk-free interest rates of 5.5%, 6.5% and 5.5%; expected volatility of 38.3%, 31.0% and 26.6%; expected lives of 7.3, 7.5 and 7.1 years; expected dividend rates of 0%, 2.7% and 2.7%. The weighted average fair value of options granted was $13.52, $10.02 and $9.52 in 2000, 1999 and 1998, respectively.

         The plans also provide for the award of restricted stock. At December 31, 2000 and 1999, awards of restricted stock of 3,000 and 90,226 shares, respectively, of common stock were outstanding. The market value at the date of grant of these restricted shares was recorded as unearned compensation as a component of stockholders' equity. Unearned compensation is amortized over the vesting period of the restricted stock.

         Stock option awards available for future grant under the stock plans at December 31, 2000 and 1999 were 2,188,780 and 852,460 shares of common stock, respectively. Stock option transactions under the plans are summarized as follows:

                                              2000                        1999                       1998
                                      ----------------------     ----------------------      ----------------------
                                                  WEIGHTED                    WEIGHTED                   WEIGHTED
                                                   AVERAGE                     AVERAGE                    AVERAGE
                                       NUMBER     EXERCISE         NUMBER     EXERCISE        NUMBER     EXERCISE
                                      OF SHARES     PRICE        OF SHARES      PRICE        OF SHARES     PRICE
                                      ----------------------     ----------------------      ----------------------
Outstanding at beginning of year       2,604,213      $25.74       2,491,081      $24.42      2,111,445      $23.06
Granted                                  749,700       26.65         730,847       28.76        400,500       31.90
Exercised                               (178,335)      10.36        (461,995)      21.92        (15,814)      20.96
Canceled                                (822,866)      28.10        (155,720)      30.03         (5,050)      28.24
                                      ----------------------     -----------------------     ----------------------
Outstanding at end of year             2,352,712      $26.38       2,604,213      $25.74      2,491,081      $24.42
                                      ======================     =======================     ======================
Exercisable at end of year             1,138,681      $24.18       1,123,698      $21.43      1,312,159      $19.99
                                      ======================     =======================     ======================

         A summary of stock options outstanding at December 31, 2000 is as follows:

                                                                                WEIGHTED
              OPTION         WEIGHTED                                            AVERAGE
             EXERCISE         AVERAGE                                           REMAINING
               PRICE         EXERCISE         NUMBER                           CONTRACTUAL
               RANGE           PRICE         OF SHARES       EXERCISABLE          LIFE
          ---------------   -----------      ----------      ------------      -----------
          $         10.17   $     10.17         181,405           181,405       0.8 years
              19.91-25.05         22.91         391,493           295,493       5.6 years
              26.00-34.00         28.79       1,779,814           661,783       7.7 years
          ---------------   -----------      ----------      ------------      -----------
          $   10.17-34.00   $     26.38       2,352,712         1,138,681       6.8 years
          ===============   ===========      ==========      ============      ===========

         During 1999, the Company established an employee stock purchase plan whereby substantially all employees are eligible to participate in the purchase of designated shares of the Company's common stock at a price equal to the lower of 85% of the closing price at the beginning or end of each quarterly stock purchase period. The Company issued 13,666 and 3,007 shares of common stock at an average price of $21.19 and $25.08 pursuant to this plan during 2000 and 1999, respectively.


13.  COMMITMENTS AND CONTINGENCIES:

         Rental expense related to operating leases was $5,405, $5,460 and $5,234 for 2000, 1999 and 1998, respectively. Future minimum lease commitments under all noncancelable operating leases in effect at December 31, 2000 are as follows:


     2001                                                   $  7,317
     2002                                                      8,093
     2003                                                      6,937
     2004                                                      6,478
     2005                                                      5,438
     Years thereafter                                        695,050
                                                            ---------
          Total                                             $729,313
                                                            =========

         During 2000, the Company entered into an agreement with Warner Bros. Pictures to produce and co-finance as many as ten films over the next four years. The Company is also required to fund script purchases and development under the agreement. As part of the Company's divestiture of its film businesses as further discussed in Note 3, the Warner Bros. Pictures agreement was assumed by OPUBCO.

         Additional long-term financing is required to fund the Company's construction commitments related to its hotel development projects and to fund its operating losses on both a short-term and long-term basis. While the Company is negotiating various alternatives for its short-term and long-term financing needs, there is no assurance that financing will be secured or on terms that are acceptable to the Company. Management currently anticipates securing long-term financing for its hotel development and construction projects; however, if the Company is unable to secure additional long-term financing, capital expenditures will be curtailed to ensure adequate liquidity to fund the Company's operations. Currently, the Company's management believes that the net cash flows from operations, together with the amount expected to be available from the Company's financing arrangements, will be sufficient to satisfy anticipated future cash requirements, including its projected capital expenditures, on both a short-term and long-term basis.

         During 2000, the Company recorded a pretax loss of $3,286, which is included in other gains and losses in the accompanying consolidated statements of operations, related to the settlement of Word acquisition contingencies with Word's former owner.

         During 2000, the Company was notified by the utility company that provides water and sewer services to the Opryland Hotel Nashville of an assessment dating back to 1995 for unbilled services. The Company contested the assessment and settled the dispute by agreeing to pay $2,600, which is charged to operations for the year ended December 31, 2000 in the accompanying consolidated statements of operations.

         The Company was notified during 1997 by Nashville governmental authorities of an increase in appraised value and property tax rates related to the Opryland Hotel Nashville resulting in an increased tax assessment. The Company contested the increases and was awarded a partial reduction in the assessed values. During the year ended December 31, 2000, the Company recognized a pretax charge to operations of $1,149 for the resolution of the property tax dispute.

         The Company entered into a 75 year operating lease agreement during 1999 for 65.3 acres of land located in Osceola County, Florida for the development of the Opryland Hotel Florida. The lease requires annual lease payments of approximately $873 until the completion of construction expected in 2002, at which point the annual lease payments increase to approximately $3,200. The lease agreement provides for a 3% escalation of base rent each year beginning five years after the opening of the Opryland Hotel Florida. At the end of the 75 year lease term, the Company may extend the operating lease to January 31, 2101, at which point the buildings and fixtures will be transferred to the lessor.

         During 1999, the Company entered into a construction contract for the development of the Opryland Hotel Florida. The Company expects payments of approximately $300,000 related to the construction contract during the construction period. The Opryland Hotel Florida is scheduled to open in February 2002. At December 31, 2000, the Company has paid approximately $144,000 related to this construction contract, which is included in property and equipment in the accompanying consolidated balance sheets.

         During 1999, the Company entered into a naming rights agreement related to the Nashville Arena with the Nashville Predators. The Nashville Arena has been renamed the Gaylord Entertainment Center as a result of the agreement. A director of the Company owns a majority equity interest in the Nashville Predators. The contractual commitment requires the Company to pay $2,050 during the first year of the contract, with a 5% escalation each year for the next 20 years. The Company is accounting for the naming rights agreement expense on a straight-line basis over the 20 year contract period. The Company recognized naming rights expense of $3,389 for the year ended December 31, 2000 and $1,412 during the period of 1999 subsequent to entering into the agreement, which is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

         During 1998, the Company terminated an operating lease for a satellite transponder related to the European operations of MusicCountry, formerly known as CMT International. The termination of the satellite transponder lease resulted in a pretax charge of $9,200 during 1998, which is included in other gains and losses in the accompanying consolidated statements of operations.

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

14.  RETIREMENT PLANS:

         The Company has a noncontributory defined benefit pension plan in which substantially all of its employees are eligible to participate upon meeting the pension plan's participation requirements. The benefits are based on years of service and compensation levels. The funding policy of the Company is to contribute annually an amount which equals or exceeds the minimum required by applicable law. During 1999, the Company amended the pension plan to revise the benefit formula related to benefit payment assumptions. Subsequent to December 31, 2000, the Company converted its defined benefit pension plan to a cash balance plan. The benefit payable to a vested participant upon retirement at age 65, or age 55 with 15 years of service, is equal to the participant's account balance, which increases based upon length of service and compensation levels. At retirement, the employee generally receives the balance in the account as a lump sum.

         The following table sets forth the funded status at December 31:

                                                           2000             1999
                                                         --------         --------
Change in benefit obligation:
     Benefit obligation at beginning of year             $ 56,262         $ 46,480
          Service cost                                      2,564            3,188
          Interest cost                                     3,911            3,999
          Amendments                                           --            3,111
          Actuarial loss (gain)                              (627)           2,552
          Benefits paid                                    (4,501)          (3,068)
                                                         --------         --------
     Benefit obligation at end of year                     57,609           56,262
                                                         --------         --------
Change in plan assets:
     Fair value of plan assets at beginning of year        49,890           48,399
          Actual return on plan assets                      3,908            1,184
          Employer contributions                            3,241            3,375
          Benefits paid                                    (4,501)          (3,068)
                                                         --------         --------
     Fair value of plan assets at end of year              52,538           49,890
                                                         --------         --------
               Funded status                               (5,071)          (6,372)
Unrecognized net actuarial loss                             7,600            8,279
Unrecognized prior service cost                             2,285            2,496
                                                         --------         --------
               Prepaid pension cost                      $  4,814         $  4,403
                                                         ========         ========

         Net periodic pension expense reflected in the accompanying consolidated statements of operations included the following components for the years ended December 31:

                                                    2000        1999        1998
                                                  --------    --------    ---------
     Service cost                                 $  2,564    $  3,188    $  2,124
     Interest cost                                   3,911       3,999       3,036
     Expected return on plan assets                 (3,963)     (3,862)     (3,229)
     Recognized net actuarial loss                     107         709          --
     Amortization of prior service cost                211         211         (74)
                                                  --------    --------    ---------
          Total net periodic pension expense      $  2,830    $  4,245    $  1,857
                                                  ========    ========    =========

         The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation for 2000 and 1999 was 7.5%. The rate of increase in future compensation levels and the expected long-term rate of return on plan assets were 4% and 8%, respectively, in both 2000 and 1999. Plan assets are invested in a diverse portfolio that primarily consists of equity and debt securities.

         The Company also has contributory retirement savings plans in which substantially all employees are eligible to participate. The Company contributes an amount equal to the lesser of one-half of the amount of the employee's contribution or 3% of the employee's salary. Company contributions under the retirement savings plans were $1,615, $1,892 and $1,860 for 2000, 1999 and 1998, respectively.

15.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

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

         The following table reconciles the change in benefit obligation of the postretirement plans to the accrued postretirement liability as reflected in other liabilities in the accompanying consolidated balance sheets at December 31:


                                                       2000             1999
                                                     --------         --------
Change in benefit obligation:
     Benefit obligation at beginning of year         $ 15,432         $ 22,596
          Service cost                                    736            1,815
          Interest cost                                   923            1,518
          Actuarial gain                               (3,441)          (9,872)
          Contributions by plan participants               90               81
          Benefits paid                                  (822)            (706)
                                                     --------         --------
     Benefit obligation at end of year                 12,918           15,432
Unrecognized net actuarial gain                        13,864           11,234
                                                     --------         --------
               Accrued postretirement liability      $ 26,782         $ 26,666
                                                     ========         ========

         Net postretirement benefit expense reflected in the accompanying consolidated statements of operations included the following components for the years ended December 31:

                                                    2000         1999        1998
                                                  -------     --------    --------
        Service cost                              $   736     $  1,815    $  1,565
        Interest cost                                 923        1,518       1,288
        Recognized net actuarial gain                (811)        (207)       (194)
                                                  -------     --------    --------
            Net postretirement benefit expense    $   848     $  3,126    $  2,659
                                                  =======     ========    ========

         For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care claims was assumed for 2000. The health care cost trend is projected to be 9% in 2001, decline by 1% in 2002 and then decline 0.5% each year thereafter to an ultimate level trend rate of 5.5% per year in 2007. The health care cost trend rates are not applicable to the life insurance benefit plan. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, a 1% increase in the assumed health care cost trend rate each year would increase the accumulated postretirement benefit obligation as of December 31, 2000 by approximately 15% and the aggregate of the service and interest cost components of net postretirement benefit expense would increase approximately 20%. Conversely, a 1% decrease in the assumed health care cost trend rate each year would decrease the accumulated postretirement benefit obligation as of December 31, 2000 by approximately 13% and the aggregate of the service and interest cost components of net postretirement benefit expense would decrease approximately 16%. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for 2000 and 1999.

16.  STOCKHOLDERS' EQUITY:

         Holders of common stock are entitled to one vote per share. During 2000, the Company's Board of Directors voted to discontinue the payment of dividends on its common stock. The Company paid common stock dividends of $26,355 and $21,332 during the years ended December 31, 1999 and 1998, respectively.


17.  FINANCIAL REPORTING BY BUSINESS SEGMENTS:

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which the Company adopted on January 1, 1998. The Company is organized and managed based upon its products and services. The following information is derived directly from the segments' internal financial reports used for corporate management purposes.


                                            2000           1999          1998
                                         ---------      ---------     ---------
Revenues:
     Hospitality and attractions        $  256,722     $  257,709    $  257,335
     Music, media and entertainment        257,594        269,637       280,388
     Corporate and other                        64          5,294         5,642
                                        ----------     ----------    ----------
          Total                         $  514,380     $  532,640    $  543,365
                                        ==========     ==========    ==========
Depreciation and amortization:
     Hospitality and attractions        $   27,149     $   25,515    $   23,835
     Music, media and entertainment         25,469         20,310        13,709
     Corporate and other                     5,837          6,749         5,240
                                        ----------     ----------    ----------
          Total                         $   58,455     $   52,574    $   42,784
                                        ==========     ==========    ==========
Operating income (loss):
     Hospitality and attractions        $   38,024     $   38,270    $   44,051
     Music, media and entertainment        (76,269)       (16,962)       19,550
     Corporate and other                   (35,119)       (25,972)      (20,668)
     Impairment and other charges         (105,538)       (12,201)           --
     Restructuring charges                 (16,193)        (3,102)           --
     Merger costs                               --          1,741            --
                                        ----------     ----------    ----------
          Total                         $ (195,095)    $  (18,226)   $   42,933
                                        ==========     ==========    ==========
Identifiable assets:
     Hospitality and attractions        $  688,289     $  493,613    $  452,511
     Music, media and entertainment        347,364        403,178       378,841
     Corporate and other                   903,900        835,593       180,640
                                        ----------     ----------    ----------
          Total                         $1,939,553     $1,732,384    $1,011,992
                                        ==========     ==========    ==========
Capital expenditures:
     Hospitality and attractions        $  205,186     $   61,362    $   13,924
     Music, media and entertainment         19,733         17,204        32,057
     Corporate and other                     7,385          5,484         5,212
                                        ----------     ----------    ----------
          Total                         $  232,304     $   84,050    $   51,193
                                        ==========     ==========    ==========

18.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED):


                                                FIRST           SECOND            THIRD         FOURTH
                                               QUARTER          QUARTER          QUARTER        QUARTER
                                              ---------        ---------        ---------      ---------
2000
- ----
Revenues                                      $ 111,451        $ 134,391        $ 130,776      $ 137,762
                                              =========        =========        =========      =========
Depreciation and amortization                 $  13,509        $  14,506        $  14,222      $  16,218
                                              =========        =========        =========      =========
Operating loss                                $ (18,521)       $ (14,877)       $ (19,702)     $(141,995)
                                              =========        =========        =========      =========
Net loss                                      $ (15,041)       $ (14,243)       $ (19,050)     $(105,136)
                                              =========        =========        =========      =========
Net loss per share                            $   (0.45)       $   (0.43)       $   (0.57)     $   (3.14)
                                              =========        =========        =========      =========
Net loss per share - assuming dilution        $   (0.45)       $   (0.43)       $   (0.57)     $   (3.14)
                                              =========        =========        =========      =========

1999
- ----
Revenues                                      $ 118,682        $ 132,841        $ 141,995      $ 139,122
                                              =========        =========        =========      =========
Depreciation and amortization                 $  12,024        $  12,374        $  13,408      $  14,768
                                              =========        =========        =========      =========
Operating income (loss)                       $  (4,648)       $   3,425        $   2,169      $ (19,172)
                                              =========        =========        =========      =========
Net income                                    $  79,792        $     658        $     726      $ 268,616
                                              =========        =========        =========      =========
Net income per share                          $    2.43        $    0.02        $    0.02      $    8.12
                                              =========        =========        =========      =========
Net income per share - assuming dilution      $    2.41        $    0.02        $    0.02      $    8.05
                                              =========        =========        =========      =========

         Certain of the Company's operations are subject to seasonal fluctuation. Revenues in the music business are typically weakest in the first calendar quarter following the Christmas buying season.

         The Company applied the provisions of SAB 101, "Revenue Recognition in Financial Statements", as amended, and certain related authoritative literature in the fourth quarter of 2000. Accordingly, the Company classified certain amounts as revenues that historically, in accordance with industry practice, were reported as a reduction to operating expenses. All prior quarterly periods have been restated to comply with the new requirements.

         During the fourth quarter of 2000, the Company recognized a pretax loss of $105,538 representing nonrecurring impairment and other charges and pretax restructuring charges of $16,193.

         During the first quarter of 1999, the Company recognized a pretax gain of $129,875 representing the value of the 15% contractual equity participation rights upon the sale of the Systems. During the third quarter of 1999, the Company recognized nonrecurring restructuring charges of $3,102 and the reversal of accrued merger costs of $1,741. During the fourth quarter of 1999, the Company recorded a pretax gain of $459,307 related to the divestiture of television station KTVT in Dallas-Ft. Worth and a pretax loss of $12,201 related to the closing of Unison Records.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Gaylord Entertainment Company:

         We have audited the accompanying consolidated balance sheets of Gaylord Entertainment Company (a Delaware corporation) and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gaylord Entertainment Company and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.



                               ARTHUR ANDERSEN LLP

Nashville, Tennessee
February 22, 2001 (except for paragraph one of Note 3 and paragraph five of Note 11, as to which the date is March 27, 2001)